

UWM®

HOLDINGS CORPORATION

2023
ANNUAL REPORT

LETTER FROM THE CHAIRMAN AND CEO

TO OUR SHAREHOLDERS AND FAMILY:

To me, 2023 was one of the most important years in our company's 38-year history. While much of the industry was playing defense, cutting costs, and in survival mode, we went on offense. We invested heavily in technology, new products, and our people. While the year doesn't stand out from a financial perspective, it stands out in how we continued to grow market share, grow the broker channel, and separate further from our competitors. We finished 2023 as the #1 overall lender, the #1 purchase lender, and the #1 wholesale lender. In fact, it was our third consecutive year as the top purchase lender and our ninth as the top wholesale lender. Although we posted a financial loss, that loss was driven by an accounting markdown of our mortgage servicing rights portfolio, which is a result of interest rate movements, and not in our control. I often say that the best mortgage companies shine in high-rate markets, and that's exactly what UWM did in 2023.

One of the most important business highlights of 2023 was our continued dominance of the purchase mortgage market. We set an all-time company record with $93.9 billion of purchase originations. This dominance is important because, as we have demonstrated, the purchase business is less rate-sensitive and, thus, less cyclical. In 2023 we continued to provide innovative, client-focused technology, market-leading products, and world-class service to our brokers, enabling them to win and grow share. Over time, we have learned that brokers who use us for purchase are loyal and provide an excellent foundation for our business. This aspect of our business sets us apart from every other mortgage company in America.

In 2023, the broker channel continued to grow as more and more Americans realized that working with a mortgage broker is the best way to get a mortgage. The broker channel share of the overall mortgage industry has grown to its highest levels since 2009. UWM operates solely as a wholesale lender. Despite the wholesale channel accounting for less than 2 out of every 10 loans closed, we became the largest mortgage lender in the country in 2022. As the wholesale channel continues to grow, UWM will also grow.

At UWM we have a strong sense of purpose: to make dreams come true—helping more people realize the American dream of home-ownership. And we are guided by our six company pillars:

- Our people are our greatest asset
- Service is everyone's responsibility
- We are relationship-driven, not transaction-driven
- We are thumb pointers, not finger pointers
- Continuous improvement is essential for long-term success
- Our path is paved with fun and friendship

These are not just words on a page; they are ingrained in our culture and reflect how we take care of our team members and our clients every day. Our pillars have guided us to be not only the largest mortgage lender in America, but also the best, as measured by our industry-leading client satisfaction.

I believe that 2024 will be a better year for the mortgage and housing industry than 2023. However, regardless of the market, our recipe for success will not change. We'll continue to build the best technology and provide the best service to the broker channel. We will take incredible care of our 7,000+ team members, and expect to be a purchase leader for years to come.

I want to thank our broker partners throughout the 50 states for their loyalty and trust and, of course, our UWM team members for their unrelenting commitment to making the American dream of home-ownership a reality for so many.

I am also thankful to you, our shareholders. We remain committed to growing and leading our industry while delivering shareholder returns. Thank you for believing in us.

Sincerely,



Mat Ishbia
Chairman and CEO



I often say that the best mortgage companies shine in high-rate markets, and that's exactly what UWM did in 2023."

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
    For the fiscal year ended December 31, 2023

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
    For the transition period from _____ to _____

Commission file number 001-39189

UWM HOLDINGS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**84-2124167**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

585 South Boulevard E.	**Pontiac,**	**MI**	**48341**
(Address of Principal Executive Offices)			(Zip Code)


(800) 981-8898

Registrant's telephone number, including area code

N/A

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	**UWMC**	New York Stock Exchange
Warrants, each warrant exercisable for one share of Class A Common Stock	**UWMCWS**	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer		Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	
		Emerging growth company	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting stock held by non-affiliates on June 30, 2023 was $518,521,489 based on the closing price on the New York Stock Exchange on that date of $5.60. (Does not include shares issuable upon exercise of warrants).

As of February 23, 2024, the registrant had 94,507,889 shares of Class A common stock outstanding and 1,502,069,787 shares of Class D common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for use in connection with its 2024 Annual Meeting of Stockholders, which is to be filed no later than 120 days after December 31, 2023, are incorporated by reference into Part III of this Annual Report on Form 10-K.

Table of Contents

Section Name	Page

GLOSSARY OF TERMS

Terms	Definitions
"Fannie Mae"	The Federal National Mortgage Association is a government-sponsored enterprise that purchases qualifying mortgage loans from mortgage lenders, packages them together, and sells them as a mortgage-backed security to investors on the secondary market.
"FHA"	The Federal Housing Administration is a governmental agency that provides mortgage insurance on loans made by FHA-approved lenders.
"Forward-settling Loan Sale Commitment" or "FLSC" or "TBA"	A forward-settling Loan Sale Commitment (also referred to as a FLSC or a TBA) is a forward derivative that requires a mortgage lender to commit to deliver at a specific future date a mortgage-backed security issued by Fannie Mae, Freddie Mac or guaranteed by Ginnie Mae which is collateralized by an undesignated pool of mortgage loans.
"Freddie Mac"	The Federal Home Loan Mortgage Corporation is a government-sponsored enterprise that purchases qualifying mortgage loans from mortgage lenders, packages them together, and sells them as a mortgage-backed security to investors on the secondary market.
"Ginnie Mae"	Government National Mortgage Association is a government-owned corporation that guarantees mortgage-backed securities that have been guaranteed by a government agency, mainly the Federal Housing Administration and the Veterans Administration.
"GSE"	Government-sponsored enterprises, such as Fannie Mae and Freddie Mac.
"interest rate lock commitment" or "IRLC"	An interest rate lock commitment is a binding agreement by a mortgage lender with a borrower to extend a mortgage loan at a specified interest rate and term within a specified period of time.
"loan officers"	We use the term loan officers to refer to the individual employees of our clients. Each loan officer is licensed, or exempt from licensure, in the state or states in which he or she operates.
"mortgage-backed security" or "MBS"	Mortgage-backed securities, or MBSs, are securities that are secured by a pool of mortgage loans, which does not include the MSRs which are separated from the mortgage loan prior to the mortgage loan being placed in the pool and are therefore not part of the collateral.
"mortgage servicing rights" or "MSRs"	Mortgage servicing rights, or MSRs, are the right to service a mortgage loan for a fee, which rights are separated from the mortgage loan once the mortgage loan is sold in the secondary market.
"To Be Announced market"	The To Be Announced market is a secondary market where FLSCs or TBAs are sold by lenders seeking to hedge the risk that market interest rates may change and lock in a price for the mortgages they are in the process of originating.

Cautionary Note Regarding Forward-Looking Statements

This report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements relate to expectations for future financial performance, business strategies or expectations for our business. Specifically, forward-looking statements in this report include statements relating to:

- our financial and operational performance;
- our future growth, including our loan originations and position in the industry compared to our peers;
- our client-based business strategies, strategic initiatives, technological developments and product pipeline;
- the impact of interest rate risks on our business;
- our ability to renew our sale and repurchase and other financing agreements, and the impacts of counterparty risks on our business;
- our mitigation of credit risks and the impacts of defaults on our business, as well as our risk mitigation strategies;
- our accounting policies and recent amendments to the FASB regulations, and the impacts to our agreements and financial results;
- macroeconomic conditions that may affect our business and the mortgage industry in general;
- political and geopolitical conditions that may affect our business and the mortgage industry in general;
- our utilization of our warehouse facilities, MSR facilities, and Revolving Credit Facility;
- the impact of litigation on our financial position;
- the sufficiency of our insurance coverage;
- our repurchase and indemnification obligations; and
- other statements preceded by, followed by or that include the words "may," "can," "should," "will," "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "target" or similar expressions.

These forward-looking statements involve estimates and assumptions which may be affected by risks and uncertainties in our business, as well as other external factors, which could cause future results to materially differ from those expressed or implied in any forward-looking statement including the following risks:

- our dependence on macroeconomic and U.S. residential real estate market conditions, including changes in U.S. monetary policies that affect interest rates;
- the impact of inflation and other macroeconomic conditions on housing pricing, demand for mortgages and the ability of borrowers to qualify for and afford mortgages;
- our reliance on our warehouse and other short-term financing facilities to fund mortgage loans and otherwise operate our business, leveraging of assets under these facilities and the risk of a decrease in the value of the collateral underlying certain of our facilities causing an unanticipated margin call or curtailment, as well as changes in banking regulations and capital requirements which may impact the availability of warehouse financing or otherwise affect liquidity in the residential mortgage industry;
- our ability to sell loans in the secondary market, including to government sponsored enterprises, and to securitize our loans into mortgage-backed securities through the GSEs and Ginnie Mae;
- our dependence on the GSEs and the risk of changes to these entities and their roles, including, as a result of GSE reform, termination of conservatorship or efforts to increase the capital levels of the GSEs;
- changes in the GSEs', FHA, USDA and VA guidelines or GSE and Ginnie Mae guarantees;
- our dependence on licensed residential mortgage officers or entities, including brokers that arrange for funding of mortgage loans, or banks, credit unions or other entities that use their own funds or warehouse facilities to fund mortgage loans, but in any case do not underwrite or otherwise make the credit decision with regard to such mortgage loans to originate mortgage loans;
- our inability to continue to grow, or to effectively manage the growth of, our loan origination volume;
- our ability to continue to attract and retain our Independent Mortgage Advisor relationships;
- the occurrence of a data breach or other failure in our cybersecurity or information security systems;
- reliance on third-party software and services in our operations;
- reliance on third-party sub-servicers to service our mortgage loans or our mortgage servicing rights;
- the occurrence of data breaches or other cybersecurity failures at our third-party sub-servicers or other vendors;
- intense competition in the mortgage industry;
- our ability to implement and maintain technological innovations in our operations;

2

- loss of key management;

- risks relating to SOFR and the volatility of reference rates;

- our ability to continue to comply with the complex state and federal laws regulations or practices applicable to mortgage loan origination and servicing in general, including maintaining the appropriate state licenses, managing the costs and operational risk associated with material changes to such laws;

- errors or the ineffectiveness of internal and external models or data we rely on to manage risk and make business decisions;

- risk of counterparty terminating servicing rights and contracts;

- the risk that we are or may become subject to legal actions that if decided adversely, could be detrimental to our business; and

- those risks described in Item 1A - Risk Factors in this Annual Report on Form 10-K, as well as those described from time to time in our other filings with the SEC.

All forward-looking statements speak only as of the date of this report and should not be relied upon as representing our views as of any subsequent date. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

RISK FACTOR SUMMARY

An investment in our securities involves substantial risk. Our ability to execute on our strategies is also subject to certain risks. The risks described under the heading "Risk Factors" following the summary below may cause us not to realize the full benefits of our competitive strengths or may cause us to be unable to successfully execute all or part of our strategies. Some of the more significant challenges and risks we face include the following:

- our dependence on macroeconomic and U.S. residential real estate market conditions, including changes in U.S. monetary policies that affect interest rates;

- our reliance on our warehouse and other short-term financing facilities to fund mortgage loans and otherwise operate our business, leveraging of assets under these facilities and the risk of a decrease in the value of the collateral underlying certain of our facilities causing an unanticipated margin call;

- our ability to sell loans in the secondary market, including to government sponsored enterprises, and to securitize our loans into mortgage-backed securities through the GSEs and Ginnie Mae, and our ability to sell MSRs in the bulk MSR secondary market;

- our dependence on the GSEs and the risk of changes to these entities and their roles, including, as a result of GSE reform, termination of conservatorship or efforts to increase the capital levels of the GSEs;

- changes in the GSEs', FHA, USDA and VA guidelines or GSE and Ginnie Mae guarantees;

- our dependence on licensed residential mortgage officers or entities, including brokers that arrange for funding of mortgage loans, or banks, credit unions or other entities that use their own funds or warehouse facilities to fund mortgage loans, but in any case do not underwrite or otherwise make the credit decision with regard to such mortgage loans to originate mortgage loans, as well as changes in banking regulations and capital requirements which may impact the availability of warehouse financing or otherwise affect liquidity in the residential mortgage industry;

- the risk that the hedging strategies that we utilize to mitigate against interest rate risks associated with interest rate locks, loans available for sale or otherwise prove to be ineffective or result in unanticipated margin calls that could adversely affect our liquidity or our results of our operations;

- our inability to continue to grow, or to effectively manage the growth of, our loan origination volume;

- our ability to continue to attract and retain our Independent Mortgage Broker relationships;

- the occurrence of a data breach or other failure of our cybersecurity or information security systems;

- loss of key management;

- reliance on third-party software and services;

- reliance on third-party sub-servicers to service our mortgage loans or our mortgage servicing rights;

- the occurrence of data breaches or other cybersecurity failures at our third-party sub-servicers or other third-party vendors;

- intense competition in the mortgage industry;

- our ability to implement and maintain technological innovations in our operations;

- the risk that we are or may become subject to legal actions that if decided adversely, could be detrimental to our business;

- our ability to continue to comply with the complex state and federal laws, regulations or practices applicable to mortgage loan origination and servicing in general, including maintaining the appropriate state licenses, managing the costs and operational risk associated with material changes to such laws;

- fines or other penalties associated with the conduct of Independent Mortgage Brokers;

- errors or the ineffectiveness of internal and external models or data we rely on to manage risk and make business decisions;

- loss of or inability to enforce intellectual property rights or contractual rights;

- risk of counterparty terminating servicing rights and contracts; and

- the possibility that we may be adversely affected by other economic, business, and/or competitive factors.

PART I

Item 1. Business

Unless otherwise indicated or the context otherwise requires, when used in this Annual Report, the term "UWMC" means UWM Holdings Corporation, "UWM" means United Wholesale Mortgage, LLC and the "Company," "we," "our" and "us" refer to UWM Holdings Corporation and our subsidiaries.

Overview

We are the publicly traded indirect parent of United Wholesale Mortgage, LLC ("UWM"). UWM is the largest overall residential mortgage lender as well as the largest purchase lender in the U.S., by closed loan volume, despite originating loans exclusively through the wholesale channel. We originate primarily conforming and government loans across all 50 states and the District of Columbia.

Founded in 1986 and headquartered in Pontiac, Michigan, we have built a client-focused, team-oriented culture that strives to bring superior customer service, efficiency and operational stability to our clients, the Independent Mortgage Brokers. UWM completed its business combination with Gores Holdings IV, Inc. ("Gores IV") on January 21, 2021, pursuant to which UWM became an indirect subsidiary of Gores IV. Upon consummation of the business combination, Gores IV changed its name to UWM Holdings Corporation. We began trading on the New York Stock Exchange ("NYSE") on January 22, 2021 under the ticker symbol UWMC.

Strategy

Our principal strategy that has driven our substantial growth over the past years, is our strategic decision to operate solely as a Wholesale Mortgage Lender—thereby avoiding conflict with our partners, the Independent Mortgage Brokers and their direct relationship with borrowers. Unlike "Retail Mortgage Lenders" that both offer mortgage loans directly to individual borrowers and underwrite the mortgage loans, we do not work directly with the borrower during the mortgage loan financing process. We believe that by not competing for the borrower connection and relationship, we are able to generate significantly higher loyalty and satisfaction from our clients (the Independent Mortgage Brokers) who, in turn, armed with our partnership tools are positioned to direct a growing share of the residential mortgage volume nationwide. Our model is focused on the origination business, with a specific focus on purchase loans. Historically, residential purchase mortgage loan origination volume has experienced less volatility in response to interest rate movements than the refinancing mortgage loan origination volume. Consequently, we believe that by focusing on the purchase business we will be better positioned to deliver more consistent volume in increasing and decreasing interest rate environments.

Integral components of our strategy are (1) continuing our leadership position in the growing wholesale channel by investing in technology and partnership tools designed to meet the needs of Independent Mortgage Brokers and their customers, (2) capitalizing on our strategic advantages which include a singular focus on the wholesale channel, that can quickly adapt to market conditions and opportunities, and ample capital and liquidity, (3) employing our six pillars to drive a unique culture that we believe results in a durable competitive advantage and (4) originating high quality loans, the vast majority of which are backed directly or indirectly by the federal government, to minimize market risks and to maximize opportunity in different macroeconomic environments.

The residential mortgage loan financing process typically involves three stages:

- *Initiate Borrower Connection*. A broker or other party is approached by a potential borrower for a mortgage loan. This party advises the borrower on loan options, runs the initial credit check, gathers the borrower's information for the loan application and submits the loan application.

- *Underwrite, Close and Fund*. The borrower's loan application is reviewed, the mortgage loan is underwritten, the borrower is approved, the closing is arranged and the loan is funded, collectively referred to as loan origination.

- *Portfolio or Package and Sell Mortgage Loan into Secondary Market Sales*. The loan is either placed into an investment portfolio (in the case of banks and typically only for certain loans tied to shorter term interest rates) or packaged together with other loans and sold as MBS to investors in the secondary market.

Leader in the Wholesale Channel

According to the Nationwide Multistate Licensing System ("NMLS"), as of June 30, 2023, there were approximately 376,000 federally registered mortgage loan officers in the U.S. Our exclusive focus on the wholesale channel has resulted in relationships with over 13,000 independent broker businesses throughout the U.S., with over 53,000 associated loan officers— of which approximately 35,000 have submitted a loan to us during the year 2023.

Our Loan Programs

We focus primarily on originating conventional, agency-eligible loans that can be sold to Fannie Mae, Freddie Mac or transferred to Ginnie Mae pools for sale in the secondary market. Our conventional agency-conforming loans meet the general underwriting guidelines established by Fannie Mae and Freddie Mac. Loans that are written under the FHA program, the VA program or the USDA program are guaranteed by the governmental agencies and then transferred to Ginnie Mae pools for sale in the secondary market. The vast majority of our mortgage loans are underwritten to the "Qualified Mortgage" underwriting standards established by the Consumer Financial Protection Bureau ("CFPB"). For the year ended December 31, 2023, 93% of loans originated were sold to Fannie Mae or Freddie Mac, or were transferred to Ginnie Mae pools in the secondary market, while the remainder were primarily jumbo loans that are underwritten to the same "Qualified Mortgage" underwriting standards and have a similar risk profile but are sold to third party investors primarily due to loan size.

Our Mortgage Lending Process

We believe that our highly scaled, efficient and centralized mortgage lending processes are key to our success. Utilizing our proprietary system, "Easiest Application System Ever" (EASE™), and our dedicated team members, we focus on client service, and loan quality throughout the entire loan origination, underwriting and closing processes. EASE™ automates the process and, based on the jurisdictional requirements of the client and borrower, automatically generates the necessary documents required by us and by the clients for applications. The entire origination, underwriting and preparation of closing documents takes place in our centralized, paperless work environment where documents and data are entered into EASE™ and are reviewed, processed and analyzed based on a set of pre-determined, rules-based workflows. We focus on speed to close as it is one of the primary metrics for client satisfaction. We believe our closing process is the most efficient in the industry and results in shorter application to clear-to-close times than any of the other major Retail Mortgage Lenders or Wholesale Mortgage Lenders. For the years ended December 31, 2023 and December 31, 2022, we delivered an average of 17 and 18 business days, respectively, from loan application to clear to close, as compared to management's estimates of the industry averages of 41 and 46 calendar days, respectively. During 2023, we closed an average of 6.3 loans per month per production team member. Furthermore, we delivered this speed while receiving an 88% average monthly client Net Promoter Score ("NPS") for the year ended December 31, 2023, as well as an 87% average monthly client NPS for the past seven years.

Loan closing speeds are also positively impacted for clients who select our innovative Title Review and Closing ("TRAC") program, which provides an efficient alternative to utilizing a traditional lender title policy. By leveraging in-house title counsel to review title related documents and issue attorney title opinion letters ("ATOL(s)"), UWM is able to streamline the title review process and facilitate a faster and easier experience for the borrower.

Our rules-based mortgage loan origination system, or LOS allows multiple teams to work on the same loan at the same time, to track and be alerted to missing or incomplete items, to flag items in order to alert other team members of possible deficiencies and to have visibility into the history, status and progress of loans in process. We use advanced technologies and workflow systems to assist underwriting and operations team members in prioritizing which loans require their immediate attention and to monitor each team's progress so workload-balancing decisions can be made among the operation teams in real time and avoid bottlenecks.

Underwriting

Our underwriting process is one of our key strategic advantages as our extensive training program and technology platforms allow us to produce a portfolio of high-quality loans, with an industry-leading time from application to clear to close and maintain the superior level of client service that allows us to attract and retain our clients. All mortgage loans that we originate are underwritten in-house by our underwriting team. We invest significant time and resources in our underwriters through our robust training process to help them and us succeed. We believe that our intensive training program is an integral component of our scalability as we are able to materially increase our underwriting resources, at a consistent quality, with less labor constraints and complications than our competitors.

Our clients, the Independent Mortgage Brokers, have the initial communication with a potential borrower and they receive from the borrower the relevant financial and property information to run a credit check and obtain a pre-approval through one of the automated underwriting systems. Once a pre-approval has been received, an Independent Mortgage Broker is able to seamlessly import the borrower's information and documentation into our EASE™ LOS without the need for extra data entry. One of our underwriters then reviews the file and, based on the loan product and the financial and other information provided, makes an underwriting decision. If the mortgage loan is approved, our system generates a "conditions to close" list based on the specifics of the borrower, the property and the loan product and an underwriter generally takes ownership of the file ensuring that each of these conditions is met prior to granting a "clear-to-close."

In 2023, we launched PA+ which is a service that offers an additional level of loan processing support for our clients when needed. When an Independent Mortgage Broker or their loan processor uses PA+, a dedicated UWM Loan Coordinator will work with them and their borrower to help order, review, and send UWM documents as part of the loan underwriting process. We believe that PA+ will help our clients scale their businesses during periods of increased volume.

Capital Markets and Secondary Marketing

Our capital markets team is dedicated to maximizing loan sale profitability while at the same time minimizing operational, interest rate and market risks. This team manages the interest rate risk for the business and is responsible for interest rate lock management policies and procedures, hedging the pipeline, managing warehouse facilities and associated facility utilization and managing risk and sales of mortgage servicing rights. We aggregate our loan production into pools that are (i) sold to Fannie Mae or Freddie Mac or securitized through the issuance of Fannie Mae or Freddie Mac bonds, (ii) transferred into Ginnie Mae pools and securitized by us into government-insured mortgage-backed securities, or (iii) sold outright or securitized to investors in the secondary mortgage market. Our primary access to the secondary market comes from pooling and selling eligible loans that we originate through Fannie Mae, Freddie Mac, and Ginnie Mae's securitization programs. The goal of the capital markets team is to protect margin at origination, and to maximize execution at sale. We believe that our technologies, automated workflow and experienced capital markets team allow us to quickly aggregate and sell pools of loans in order to make efficient use of our capital and warehouse facilities. Our focus on agency deliverable originations and speed to sale reduces our exposure to market volatility, liquidity risk and credit risk.

When we have identified a pool of mortgage loans to sell to the agencies, non-governmental entities, other investors, or through our private label securitization transactions, we typically repurchase such loans from our warehouse lender and sell the pool of mortgage loans into the secondary market, but generally retain the mortgage servicing rights, or MSRs, associated with those loans. To the extent we generate non-agency loans, these loans are typically sold under an incentive-based servicing structure which permits us to retain servicing and control the borrower experience. We retain MSRs for a period of time depending on business and liquidity considerations. When we sell MSRs, we typically sell them in the bulk MSR secondary market.

Infrastructure, Systems and Technologies

Advanced technologies and systems

We are a technology driven company that continuously seeks to innovate and provide superior systems to our clients, with over 1,400 (as of December 31, 2023) highly trained team members dedicated to our technology and information systems located in our Pontiac, Michigan headquarters.

We focus on automating and providing sophisticated tools for loan origination functions, but also with respect to automating the infrastructure that supports those core operations, such as training, capital markets, human resources and facilities functions. Our integrated technology platforms create an automated, scalable, standardized and controlled end-to-end loan origination process that incorporates government/agency guidelines and loan program requirements into rules-based workflows, to ensure loans progress to closing only as conditions, guidelines and requirements are met and required information is provided and verified, and accounts for variations in state laws, loan programs and property type, among other variables.

Our client facing systems are generally proprietary (other than Blink+™), developed in-house and were built to be scalable and readily modified, which allows us to quickly introduce enhanced features and to change loan program guidelines in response to market, industry and regulatory changes without excessive complex programming or dependency on outside entities. Our client facing systems are as follows:

- Boost – Our exclusive platform which provides independent mortgage brokers with streamlined access to purchase tailored leads, stay in touch with past clients, connect with real estate agents and opt into live call transfers.

- BOLT – Allows mortgage brokers to obtain initial underwriting approval for qualified borrowers in as little as 15 minutes, which enables brokers to close loans faster. We also believe that BOLT will unlock underwriter capacity and ultimately drive down our cost-per-loan.

- DocHub™ – Our custom-built document management system that allows team members to control the way they view, interact with, and deliver the documents required to close and fund loans. The program allows us to scale business without increasing costs associated with document storage, and processes can be designed in conjunction with the document management system for maximum efficiency.

- Blink+™ – A client facing point of sale (POS) system white-labeled for our clients. Blink+™ allows clients to access our products and pricing, automated underwriting system and fee templates. This solution syncs loan application data, including fees, with our EASE™ program, and replaces a client's costly existing system free of charge while encouraging lead conversion. Blink+™ integrates with Brand 360™ to convert leads into applications.

- InTouch Mobile App – A mobile app that allows our clients to handle virtually every aspect of the lending process, from underwriting through clear-to-close, without need for a desktop computer.

- Brand 360™ – Our all-encompassing marketing platform supports our clients' growth and brand building capabilities. It provides useful communications tools to help our clients stay connected to borrowers and monitors home equity, new home listings, and rates to provide relevant market updates to ensure clients stay connected with potential new or repeat borrowers.

- UClose™ – Our tool that allows clients to facilitate and easily control the closing process, notably timing, document generation, and title company interaction and the autonomous nature of the tool promotes more timely and efficient closings.

- EASE™ – Our "Easiest Application System Ever" is our primary LOS that allows clients to interact with us and to select products, lock rates and run the Automated Underwriting System (AUS).

- UWM Portal – A bi-directional Application Programming Interface that allows Independent Mortgage Brokers to seamlessly link their LOS platform to UWM's EASE system, further streamlining the loan underwriting and origination process.

Our Blink+™ (POS) system was developed by a third party and has been white-labeled for our clients and integrated into our technology suite to provide Independent Mortgage Brokers a direct online method for communicating with us the information required for residential loan applications. We pay the Blink+™ developer per unit transaction fees, subject to a minimum monthly fee. Pursuant to our agreement with the Blink+™ developer, the developer has agreed to not make its online platform available to other wholesale lenders for a term that extends until November 2024, subject to a de minimis exception that includes our prior written consent for new participants.

In addition, we have internally developed enterprise level systems that:

- provide automated work queue prioritization, operational visibility and relevant metrics which allow us to readily detect and address bottlenecks and inefficiencies in the loan origination process,

- use custom electronic interfaces with vendors and transaction partners, which allow us to quickly obtain and import data into our systems in a form which does not require re-keying of information; and

- deliver desktop computer based training to efficiently and effectively train clients and internal operations teams on new programs and changes in guidelines.

We also maintain an enterprise data/metrics warehouse which provides our team with the ability to interface with statistical, analytical and reporting tools that provides senior management with visibility into key performance indicators in real time.

Loan Servicing

In addition to loan origination, we derive revenue from MSRs related to our loan originations. After a loan is originated, loan servicers manage payments, delinquencies, and other administrative functions of mortgages for third party investors. Servicers derive contractual revenue from servicing fees, generally based on the UPB of the loans in their servicing portfolio as well as other ancillary income. The net present value of these expected future cash flows is represented on the balance sheet as MSRs. MSR valuations have traditionally increased with increased interest rates because higher long term rates lead to decreased prepayments, thereby extending the average life of the asset and increasing related expected cash flows. Conversely, decreases in long term interest rates generally result in a decrease in the value of the MSR portfolio due to the expectation of higher prepayments. As such, MSR cash flows and fair value provide a natural hedge to originations, as origination volumes tend to decline in rising interest rate environments and increase in declining interest rate environments.

We currently retain the majority of the MSRs associated with our production, but we have, and intend to continue to opportunistically sell MSRs depending on business and liquidity considerations. We believe that this approach has provided us funding flexibility, and reduced legacy MSR asset exposure. When we sell MSRs, we typically sell them in the bulk MSR secondary market. We utilize two sub-servicers to service the loans for which we have retained servicing rights, one of which is a bank and one is a non-bank lender. By diversifying the type of sub-servicer, as well as splitting the MSR portfolio between two well recognized and capitalized sub-servicers, we believe it mitigates against certain risks inherent in the servicing business (whether done internally or outsourced to a sub-servicer). Our in-house servicing team is responsible for monitoring our sub-servicers. Their goal is to ensure a high level of borrower satisfaction and to support the relationships between those borrowers and our clients. Our in-house servicing team performs daily, monthly and quarterly testing to determine performance metrics and ensure agency and regulatory compliance and provides regular updates to our executive leadership team. We contractually obligate our sub-servicers to maintain appropriate licenses where required, maintain their approved servicer status with the applicable agencies and adhere to the applicable agency, investor or credit owner servicing guidelines and requirements in their servicing of mortgage loans for us.

Our servicing, quality control, internal audit, vendor relations, and legal and compliance teams perform various reviews of our servicing oversight program and operations. Our servicing team addresses deficiencies with sub-servicers to ensure corrective action and controls are implemented.

Advance obligations

As a servicer, we are obligated to service the loans according to the applicable agency, investor or credit owner guidelines and law. These obligations may require that we advance certain funds to securitization trusts and to others in the event that the borrowers are delinquent on their monthly mortgage payments. When a borrower remains delinquent, we may be required to advance principal and interest payments to the securitization trusts on the scheduled remittance date. We may also be required to advance taxes, insurance payments, legal fees, and maintenance and preservation costs with respect to property that is subject to foreclosure proceedings. These advances create a receivable due to us from the securitization trusts and/or borrower, and we recover these funds from the securitization trusts, from the borrower or from the proceeds of the sale of property in foreclosure. We had receivables of $148.7 million and $135.4 million as of December 31, 2023 and December 31, 2022, respectively, which are due to us from the securitization trusts and/or borrowers.

Competition

Competition in the residential mortgage loan origination market is intense. Institutions offering to make residential mortgage loans, regardless of the channel, include regional and community banks, thrifts, credit unions, mortgage banks, mortgage brokers, brokerage firms, insurance companies, and other financial institutions.

Some of our competitors may have more name recognition and greater financial and other resources than we have (including access to capital). Other competitors, such as lenders who originate mortgage loans using their own funds, or retail mortgage lenders, may have more operational flexibility in approving loans, may have advantages in soliciting home loans from their clients or have access to capital through deposits at lower costs than our warehouse facilities. Additionally, we arguably operate at a competitive disadvantage in some respects to U.S. federal banks and thrifts and their subsidiaries because they enjoy federal preemption and, as a result, conduct their business under relatively uniform U.S. federal rules and standards and are generally not subject to the laws of the states in which they do business (including state "predatory lending" laws). Unlike our federally chartered competitors, we are generally subject to all state and local laws applicable to lenders in each jurisdiction in which we originate and service loans. To compete effectively, we must have a very high level of operational, technological and managerial expertise, as well as access to capital at a competitive cost.

Competition for mortgage loan originations takes place on various levels, including brand awareness, marketing, convenience, pricing, and range of products offered. We have increased our share of the residential mortgage market over time due to a client-centric, disciplined, centralized approach to origination. In the face of significant changes in the mortgage market, we have maintained our commitment to high credit quality loans. Our focus on technology and process improvements creates a more efficient origination system for both us and our clients. This has been rewarded with strong client service scores, via our net promoter scores, which we believe is a significant competitive advantage.

Government Regulations

We operate in a heavily regulated industry that is highly focused on consumer protection. Our business is subject to extensive oversight and regulation by federal, state and local governmental authorities. Both the scope of the laws and regulations and the intensity of the supervision to which we are subject have increased in recent years, initially in response to the financial crisis, and more recently in light of other factors such as technological and market changes. We expect to continue to face regulatory scrutiny as a participant in the mortgage sector.

Our loan origination and loan servicing operations are primarily regulated at the state level by state financial services authorities and administrative agencies, and at the federal level by the CFPB. The CFPB has federal regulatory, supervisory and enforcement authority over the residential mortgage loan origination and servicing industry, including residential mortgage lenders and servicers, such as UWM. Specifically, the CFPB has rulemaking authority with respect to the federal consumer financial services laws applicable to mortgage lenders and servicers. These laws include (i) the Truth-In-Lending Act (TILA), (ii) the Homeowners Protection Act (HPA), (iii) the Real Estate Settlement Procedures Act (RESPA), (iv) the Home Mortgage Disclosure Act (HMDA) and Regulation C, and (v) the Fair Debt Collections Practices Act (FDCPA). The CFPB's enforcement jurisdiction is broad, and it has the ability to initiate or refer investigations and enforcement actions against mortgage lenders and servicers for violations of applicable consumer financial services laws, including, but not limited to, the Dodd-Frank Act's prohibitions on unfair, deceptive or abusive acts and practices. As part of its enforcement authority, the CFPB can order, among other things, rescission or reformation of contracts, the refund of moneys or the return of real property, restitution, disgorgement or compensation for unjust enrichment, the payment of damages or other monetary relief, public notifications regarding violations, remediation of practices, external compliance monitoring and civil money penalties. Since its inception in 2011, the CFPB has exercised its enforcement jurisdiction aggressively with respect to mortgage industry participants, initiating investigations, entering into consent orders with significant monetary and injunctive relief, and initiating litigation. Often these matters have involved differing theories and interpretations of long-existing laws without first issuing industry guidance or rules.In addition, the CFPB shares jurisdiction with the FTC with respect to (i) the Equal Credit Opportunity Act (ECOA) and Regulation B issued by the CFPB pursuant to ECOA, (ii) the Fair Housing Act (FHA) and (iii) the GLBA.

We are also subject to the laws, regulations and rules of the 50 states in which we operate. These laws, regulations and rules may differ by state and sometimes differ from federal standards, and are sometimes vague and subject to differing interpretations – all of which exposes us to legal and compliance risks.

In addition to the CFPB, we are subject to a variety of regulatory and contractual obligations imposed by credit owners, insurers and guarantors of the mortgages we originate and service including, but not limited to, Fannie Mae, Freddie Mac, Ginnie Mae, FHFA, FHA, VA and USDA. We periodically receive requests from federal, state, and local agencies for records, documents, and information relating to the policies, procedures and practice of our loan servicing, origination and collection activities. The agencies as well as GSEs and Ginnie Mae, and various investors and lenders also subject us to periodic reviews and audits and examinations. We continue to work diligently to assess and understand the implications of the regulatory environment in which we operate.

Our clients, the Independent Mortgage Brokers, are also subject to extensive regulation at the state level by state licensing authorities and administrative agencies. In certain circumstances, we can be held potentially liable for the acts and practices of our clients for violations of various federal and state consumer protection and other laws and regulations, including but not limited to (i) RESPA and Regulation X, (ii) the Federal Trade Commission Act (FTC Act), the FTC Credit Practices Rules and the FTC Telemarketing Sales Rule, each of which prohibit unfair or deceptive acts or practices and certain related practices; and (iii) the Telephone Consumer Protection Act (TCPA), which restricts telephone solicitations and the use of certain automatic telephone equipment. As a part of our enterprise risk management approach, we monitor our clients' compliance with applicable laws and regulations. We dedicate substantial resources to regulatory compliance while ensuring that we meet the needs and expectations of our clients.

Cyclicality and Seasonality

The demand for loan originations is affected by consumer demand for home loans and the market for buying, selling, financing or re-financing residential real estate, which is primarily driven by interest rates and employment levels. Interest rates and employment levels are, in turn, affected by the national economy, regional trends, property valuations, and socio-economic trends, and by state and federal regulations and programs which may encourage or discourage certain real estate trends.

Talent Management

We are more than just a mortgage company, we are a team of focused professionals making dreams come true for hopeful homebuyers across the country. We have created a culture that celebrates team spirit and an environment where work-life balance is more than lip-service.

Team Members

Our team members are the secret to our success, and we believe our team is only as strong as we make it. As of December 31, 2023, we had approximately 6,700 team members, substantially all of whom are based in our corporate campus in Pontiac, Michigan. We celebrate our team members and all of their accomplishments through various events throughout the year. From our annual company-wide family fair with thousands of smiling faces to afternoon dance parties, we believe that it is important to focus on the health and happiness of our team members and their families.

We provide a combination of health and retirement benefits to our eligible team members, including but not limited to coverage for medical care, vision, dental, life insurance, disability, 401(k) and paid time off. Our campus also offers team members easy ways to manage their health and welfare with a full-size indoor basketball court, an outdoor sand volleyball court, a large, state-of-the-art fitness center with a variety of fitness classes, a game room, featuring arcade games and table tennis, a primary care doctor's office, physical therapy studio, chiropractor and a full-time massage therapist.

We believe this commitment to our team members is why we have been recognized again in 2023 by numerous organizations for being a top employer and a great place to work. In a 2023 employee engagement survey, 96% of team members responded that they felt they belonged at UWM from a diversity and inclusion standpoint.

Diversity and Inclusion

We strive to foster a culture of diversity and inclusion so all team members feel respected and no team member feels discriminated against. Our diverse, inclusive culture was built to promote positive attitudes, strong work ethics and individual authenticity. We believe a diverse workforce fosters innovation and cultivates an environment of unique perspectives. As of December 31, 2023, approximately 44% of our team members were female and 36% of our team members that choose to identify their ethnicity identified as ethnically diverse.

Engagement and Opportunities

Continuous improvement is a primary focus of our strategic plan and one of our core pillars. We believe personal and professional growth accelerates careers while promoting productivity and innovation. We heavily invest in the development of each team member. We have approximately 400 training team members dedicated to providing our new hires and existing team members with the trainings and resources necessary to pursue their career paths and ensure compliance with our policies. In 2023, approximately 1.2 million training hours were delivered to team members. We are dedicated to increasing team member engagement by strategically aligning talent within UWM. As a result, we promoted approximately 1,400 team members during 2023.

Community Outreach

We recognize that our team members are part of the greater community in which they live and work and we are committed to giving back and making a positive impact on these communities around us and supporting our team members in their efforts to do the same. We believe in providing our team members the opportunity to do a lot of good and support the causes they care about. Team members receive paid-time off that they can use to specifically volunteer. We and our team members partner with charities such as Adopt-A-Family, Breast Cancer Awareness and the American Red Cross, and sponsor local backpack, bike and coat drives to provide opportunities to give back. Our unique Pay It Forward program allows everyone the chance to earn points that direct where our Company charity dollars are spent — ensuring that even small gestures can be turned into generous contributions, and the opportunity to choose where our charitable dollars go.

Available Information

Our annual reports on Form 10-K, quarterly reports on From 10-Q, current reports on Form 8-K, proxy statements and amendments to those reports filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge through the investor relations section of our website at www.uwm.com as soon as reasonably practicable after electronically filing such material with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding our filings at www.sec.gov. The above references to our website and the SEC's website do not constitute incorporation by reference of the information contained on those websites and should not be considered part of this Annual Report.

Item 1A. Risk Factors

You should carefully review and consider the following risk factors and the other information contained in this Annual Report, including the financial statements and notes to the financial statements included herein. The following risk factors apply to our business and operations. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have an adverse effect on our business, cash flows, financial condition and results of operations. You should also carefully consider the following risk factors in addition to the other information included in this Annual Report, including matters addressed in the section entitled "Cautionary Note Regarding Forward-Looking Statements; Risk Factor Summary." We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business or financial condition.

Risks Related to Our Business

Our loan origination and servicing revenues are highly dependent on macroeconomic and U.S. residential real estate market conditions.

Our success depends largely on the health of the U.S. residential real estate industry, which is seasonal, cyclical, and affected by changes in general economic conditions beyond our control. Economic factors such as increased interest rates, slow economic growth or inflationary conditions, the pace of home price appreciation or the lack of it, changes in household debt levels, and increased unemployment, stagnant or declining wages or decreased purchasing power due to inflation affect our borrowers' income and thus their ability and willingness to make loan payments.

National or global events affect all such macroeconomic conditions. Weak or a significant deterioration in economic conditions reduce the amount of disposable income consumers have, which in turn reduces consumer spending and the willingness of qualified potential borrowers to take out loans. Furthermore, several state and local governments in the U.S. are experiencing, and may continue to experience, budgetary strain. One or more states or significant local governments could default on their debt or seek relief from their debt under the U.S. bankruptcy code or by agreement with their creditors. Any or all of the circumstances described above may lead to further volatility in or disruption of the credit markets at any time and could adversely affect our financial condition. Such economic factors typically affect buyers' demand for new homes or their willingness or ability to refinance their current mortgages which could adversely affect the wholesale loan origination market and our financial condition or results of operations.

Any uncertainty or deterioration in market conditions that leads to a decrease in loan originations will likely result in lower revenue on loans sold into the secondary market. Lower loan origination volumes generally place downward pressure on margins, thus compounding the effect of the deteriorating market conditions. Moreover, any deterioration in market conditions that leads to an increase in loan delinquencies will result in higher expenses for loans we service. The increased cost to service loans could decrease the estimated value of our MSRs. In addition, an increase in delinquencies lowers the interest income we receive on cash held in collection and other accounts and may increase our obligation to advance certain principal, interest, tax and insurance obligations owed by the delinquent mortgage loan borrower. While increased delinquencies generate higher ancillary revenues, including late fees, these fees are likely not sufficient to offset the increased cost of servicing the loans. An increase in delinquencies could therefore be detrimental to our business. Recently, financial markets have experienced significant volatility. There may be a significant increase in the rate and number of mortgage payment delinquencies, and house sales, home prices and multifamily fundamentals may be adversely affected, which could lead to a material adverse decrease of our mortgage origination activities.

Any of the circumstances described above, alone or in combination, could lead to volatility in or disruption of the credit markets at any time and have a detrimental effect on our business.

Our financial performance is directly affected by, and subject to substantial volatility from changes in prevailing interest rates.

Our financial performance is directly affected by, and subject to substantial volatility from changes in prevailing interest rates. During 2023, in order to address historically high inflation, the Federal Reserve continued to raise the Federal Funds rate. Mortgage interest rates have significantly increased which has significantly adversely affected the volume of refinancings and new mortgage originations and increased competition for borrowers. Generally, the refinance market experiences more significant fluctuations than the purchase market as a result of interest rate changes. With higher interest rates, refinancing activity declines as fewer consumers are interested in refinancing their mortgages. Rising interest rates have also decreased demand for new mortgage originations because existing homebuyers are hesitant to move and give up their current low interest rate loan and while the higher cost of home ownership adversely impacts move-up or new homebuyers. This decreased demand has and may continue to adversely affect our revenues and margins, and require us to increase marketing expenditures in an attempt to increase or maintain our volume of originations.

Changes in interest rates are also a key driver of the performance of our servicing portfolio, particularly because our portfolio includes MSRs, the values of which are highly sensitive to changes in interest rates. Historically, the value of MSRs has increased when interest rates rise as higher interest rates lead to decreased prepayment rates and higher float earnings, and has decreased when interest rates decline as lower interest rates lead to increased prepayment rates and lower float earnings. In addition, increased prepayment rates may lead to increased asset decay and a decrease in servicing fees. As a result, decreases in interest rates could have a detrimental effect on our business and results of operations due to decreases in MSR values.

Borrowings under some of our finance and warehouse facilities are at variable rates of interest based on short term rate indexes, whereas our mortgage loans that serve as collateral for such facilities are generally based on long-term interest rates, which also exposes us to interest rate risk. If short term interest rates increase, our debt service obligations on certain of our variable-rate indebtedness will increase and if long-term rates do not increase in kind, our net income and cash flows, including cash available for servicing our indebtedness, could correspondingly decrease.

We have also issued $2.0 billion in principal amount of senior unsecured notes which mature in 2025, 2027, and 2029. Currently, the coupon on each of these senior unsecured notes is lower than prevailing market interest rates. When each note matures, there is a risk that the notes will need to be refinanced at higher interest rates, or that we will have to use other sources of liquidity to repay these notes, either of which could have an adverse effect on our business or results of operations.

Our business is highly dependent on Fannie Mae and Freddie Mac and certain U.S. government agencies, and any changes in these entities or their current roles could be detrimental to our business.

We primarily originate loans eligible for sale to Fannie Mae and Freddie Mac, and government insured or guaranteed loans, such as the FHA, the Veteran Affairs ("VA") and the U.S. Department of Agriculture ("USDA") loans eligible for Ginnie Mae securities issuance.

In 2008, the Federal Housing Finance Agency ("FHFA") placed Fannie Mae and Freddie Mac into conservatorship and, as their conservator, controls and directs their operations. There is significant uncertainty regarding the future of the GSEs, including with respect to how long they will continue to be in existence, the extent of their roles in the market and what forms they will have, and whether they will be government agencies, government-sponsored agencies or private for-profit entities. Since they have been placed into conservatorship, many legislative and administrative plans for GSE reform have been put forth, but all have been met with resistance from various constituencies.

The extent and timing of any regulatory reform regarding the GSEs and the U.S. housing finance market, as well as any effect they may have on our business operations and financial results, are uncertain. It is not yet possible to determine whether such proposals will be enacted and, if so, when they will be enacted, what form any final legislation or policies might take or how proposals, legislation or policies may impact the MBS market and our business. Our inability to make the necessary adjustments to respond to these changing market conditions or loss of our approved seller/servicer status with the GSEs could have a material adverse effect on our mortgage origination operations and our mortgage servicing operations. If those agencies cease to exist, wind down, or otherwise significantly change their business operations or if we lose approvals with those agencies or our relationships with those agencies is otherwise adversely affected, we would need to seek alternative secondary market participants to acquire our mortgage loans at a volume sufficient to sustain our business. If such participants are not available or not available on reasonably comparable economic terms, the above changes could have a material effect on our ability to profitably sell loans we originate that are securitized through Fannie Mae, Freddie Mac or Ginnie Mae.

Changes in the GSEs, FHA, VA, and USDA guidelines or GSE and Ginnie Mae guarantees could adversely affect our business.

We are required to follow specific guidelines and eligibility standards that impact the way we service and originate GSE and U.S. government agency loans, including guidelines and standards with respect to:

- credit standards for mortgage loans;

- our staffing levels and other servicing practices;

- the servicing and ancillary fees that we may charge;

- our modification standards and procedures;

- the amount of reimbursable and non-reimbursable advances that we may make; and

- the types of loan products that are eligible for sale or securitization.

These guidelines provide the GSEs and other government agencies with the ability to provide monetary incentives for loan servicers that perform well and to assess penalties for those that do not. At the direction of the FHFA, Fannie Mae and Freddie Mac have aligned their guidelines for servicing delinquent mortgages, which could result in monetary incentives for servicers that perform well and to assess compensatory penalties against servicers in connection with the failure to meet specified timelines relating to delinquent loans and foreclosure proceedings, and other breaches of servicing obligations. We generally cannot negotiate these terms with the agencies and they are subject to change at any time without our specific consent. A significant change in these guidelines, that decreases the fees we charge or requires us to expend additional resources to provide mortgage services, could decrease our revenues or increase our costs.

In addition, changes in the nature or extent of the guarantees provided by Fannie Mae, Freddie Mac, Ginnie Mae, the USDA or the VA, or the insurance provided by the FHA, or coverage provided by private mortgage insurers, could also have broad adverse market implications. Any future increases in guarantee fees or changes to their structure or increases in the premiums borrowers are required to pay to the FHA or private mortgage insurers for insurance or to the VA or the USDA for guarantees could increase mortgage origination costs. These industry changes could negatively affect demand for our mortgage services and consequently our origination volume, which could be detrimental to our business.

To the extent that mortgage loans originated and sold by us do not comply with GSE, FHA or VA guidelines, we are required to repurchase or substitute mortgage loans or indemnify for losses related to our mortgage loans.

A significant majority of our mortgage loans are conforming loans sold to GSEs such as Fannie Mae and Freddie Mac or insured by FHA or VA and sold into GNMA securities. In connection with such sales and insuring, we make representations and warranties to the GSE, FHA or VA that the mortgage loans conform to their respective standards. These standards include, among other items, compliance with origination guidelines and compliance with applicable federal, state and local laws and regulations, underwriting in conformity with the applicable agency, FHA or VA guidelines, appraisals, insurance and legal documents. In addition, we are contractually obligated, in certain circumstances, to refund to the purchasers certain premiums paid to us on the sale if the mortgagor prepays the loan within a specified period of time.

If a mortgage loan does not comply with the representations and warranties that we made with respect to it at the time of our sale or insuring, we are required to repurchase the loan, replace it with a substitute loan and/or indemnify the applicable agency for losses. In the case of repurchases, we typically repurchase such loan and resell it into a non-conforming market at a discount to the repurchase price. As of December 31, 2023, we had accrued a $62.9 million reserve for repurchase and indemnification obligations. Actual repurchase and indemnification obligations could materially exceed the reserves recorded in our consolidated financial statements. Any significant repurchases, substitutions, indemnifications or premium recapture could be detrimental to our business and financial condition.

Our business is dependent on our ability to maintain and expand our relationships with our clients, the Independent Mortgage Brokers.

Our clients are the Independent Mortgage Brokers who refer us mortgage loans to originate. Consequently, our results of operations are dependent, in large part, on our ability to maintain and expand our relationships with Independent Mortgage Brokers. If we are unable to attract Independent Mortgage Brokers to join our network and to provide a level of service such that our clients remain with the network or refer a greater number of their mortgage loans to us, our ability to originate loans will be significantly impaired. The willingness of Independent Mortgage Brokers to originate mortgage loans with us is dependent on (i) the rates that we are able to offer our clients' borrowers for mortgage loans, (ii) our customer service, and (iii) compensation. In determining with whom to partner, Independent Mortgage Brokers are also focused on the technological services and platforms we can provide so that the Independent Mortgage Brokers can best attract and serve consumers. In early 2021, we adopted our "All-In" policy of requiring that Independent Mortgage Brokers that generate mortgage loans with us not generate business with certain other market participants. To the extent that a material number of our Independent Mortgage Brokers are unwilling to commit to such requirement, it could reduce the volume of mortgage loans that we are able to originate which could adversely affect our results of operations. In addition, the policy, which has generated significant publicity and legal proceedings, could adversely affect our reputation or affect our ability to attract new Independent Mortgage Brokers. If our clients are dissatisfied with our services or platform or technological capabilities, or they cannot offer prospective borrowers competitive rates, we could lose a number of clients which would have a negative impact on our business, operating results and financial condition.

All of our mortgage loans are initiated by third parties, which exposes us to business, competitive and underwriting risks.

As a Wholesale Mortgage Lender, we market and originate mortgage loans exclusively through independent third-parties, comprised of Independent Mortgage Brokers. While we believe using Independent Mortgage Brokers best serves mortgage consumers, our reliance on third parties presents risks and challenges, including the following:

- Our business depends in large part on the marketing efforts of our clients and on our ability to offer loan products and services that meet the requirements of our clients and their borrowers. However, loan officers are not obligated to sell or promote our products and many sell or promote competitors' loan products in addition to our products. Some of our competitors have higher financial strength ratings, offer a larger variety of products, and/or offer higher incentives than we do. Therefore, we may not be able to continue to attract and retain clients to originate loans for us. The failure or inability of our clients to successfully market our mortgage products could, in turn, have a material adverse impact on our business, financial condition and results of operations.

- Communication with prospective borrowers is primarily made through loan officers employed by third parties. Consequently, we rely on our clients and their loan officers to provide us accurate information on behalf of borrowers, including financial statements and other financial information, for us to use in deciding whether to approve loans. If any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to loan funding, the fair value of the loan may be significantly lower than expected. Whether a misrepresentation is made by the borrower, the loan officer or one of our team members, we generally bear the risk of loss associated with the misrepresentation. Our controls and processes may not have detected or may not detect all misrepresented information in our loan originations. Likewise, our clients may also lack sufficient controls and processes. Any such misrepresented information could have a material adverse effect on our business and results of operations.

- Because borrowers rely on their loan officer through the entire mortgage process, and some borrowers do not differentiate between their loan officer (or the employer of the loan officer) and their mortgage lender, therefore (i) developing brand recognition can be challenging and requires us to coordinate with our clients and (ii) poor customer service, customer complaints or negative word-of-mouth or publicity resulting from the performance of our clients could severely diminish consumer confidence in and use of our services. To maintain good customer relations, we must ensure that our clients provide prompt, accurate and differentiated customer service. Effective customer service requires significant personnel expense and investment in developing programs and technology infrastructure to help our clients carry out their functions. These expenses, if not managed properly, could significantly impact our profitability. Failure to properly manage our clients could compromise our ability to handle customer complaints effectively. If we do not handle borrower complaints effectively, our reputation and brand may suffer and we may lose our borrowers' confidence which could have a material adverse impact on our results of operations and profitability.

- Growth in our market share is principally dependent on growth in the market share controlled by the wholesale channel. Continued advancements or the perception of efficiency in "direct-to-the-consumer" distribution models may impact the overall market share controlled by our clients and make it more difficult for us to grow, or require us to establish relationships with more clients.

The conduct of the Independent Mortgage Brokers through whom we originate mortgage loans could subject us to fines or other penalties.

We depend exclusively on Independent Mortgage Brokers for our loan originations. These clients are subject to parallel and separate legal obligations. While these laws may not explicitly hold the originating lenders responsible for the legal violations of such entities, U.S. federal and state agencies increasingly have sought to impose such liability. For example, the U.S. Department of Justice ("DOJ"), through its use of a disparate impact theory under the Fair Housing Act, has held home loan lenders responsible for the pricing practices of third parties, alleging that the lender is directly responsible for the total fees and charges paid by the borrower even if the lender neither dictated what the third party could charge nor kept the money for its own account. See "*—Regulatory agencies and consumer advocacy groups are asserting claims that the practices of lenders and loan servicers violate anti-discrimination laws.*" Similarly, there have been a number of actions brought by the DOJ and other federal and state agencies under ECOA that allege that lenders have engaged in "redlining" by engaging in acts or practices directed at discouraging potential loan applicants from seeking financing and even though we do not market directly to consumers, the failure or inability of our clients and their loan officers to attract certain classes of borrowers could result in actions being brought against us. In addition, under the TILA-RESPA Integrated Disclosure ("TRID") rule, we may be held responsible for improper disclosures made to borrowers by our clients. While we seek to use technology, such as our LOS, to monitor whether these clients and their loan officers are complying with their obligations, our ability to enforce such compliance is extremely limited. Consequently, we may be subject to claims for fines or other penalties based upon the conduct of our clients and their loan officers with whom we do business, which could have a material effect on our operating results and financial condition.

The mortgage industry can be very cyclical, with loan origination volumes varying materially based on macroeconomic conditions. If we are unable to effectively manage our team members during periods of volatility, it could adversely affect our current business operations and our growth.

The mortgage industry can be very cyclical, with loan origination volumes varying materially based on macroeconomic conditions. Our ability to effectively manage significant increases and decreases in loan origination volume will depend on our ability to hire, integrate, train and retain highly-qualified personnel for all areas of our organization during these periods of changing volume. Any talent acquisition and retention challenges or mismanagement of our personnel needs in these situations could reduce our operating efficiency, increase our costs of operations and harm our overall financial condition. As the pool of qualified candidates has continued to be limited and there continues to be significant competition for talent, we may face challenges in hiring and retaining highly qualified personnel in changing environments. Additionally, we invest heavily in training our team members, which increases their value to competitors who may seek to recruit them. If we do not effectively manage our pool of team members in times of volatility, it could disrupt our business operations and have a negative impact on our long-term growth.

We may not be able to detect or prevent cyberattacks and other data and security breaches, which could adversely affect our business and subject us to liability to third parties.

We are dependent on information technology networks and systems, particularly for our loan origination systems and other technology-driven platforms, designed to provide best-in-class service and experience for clients and to ensure adherence to regulatory compliance, operational governance, training and security. In the ordinary course of our business, we receive, process, retain and transmit proprietary information and sensitive or confidential data, including the public and non-public personal information of our team members, clients and loan applicants. Despite devoting significant time and resources to ensure the integrity of our information technology systems, we have not always been able to, and may not be able to in the future, anticipate or implement effective preventive measures against all security breaches or unauthorized access of our information technology systems or the information technology systems of third-party vendors that receive, process, retain and transmit electronic information on our behalf.

Cybersecurity risks for lenders have significantly increased in recent years, in part, because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of computer hackers, organized crime, terrorists, and other external parties, including foreign state actors. Additionally, the evolution and increased adoption and widespread availability of new artificial intelligence technologies may increase our cybersecurity risks. We, our clients, borrowers and loan applicants, regulators and other third parties have been subject to, and are likely to continue to be the target of, cyberattacks and other security breaches. Security breaches, cyberattacks such as computer viruses, malicious or destructive code, phishing attacks, denial of service or information, acts of vandalism, natural disasters, fire, power loss, telecommunication failures, team member misconduct, human error and developments in computer intrusion capabilities could result in a compromise or breach of the technology that we or our third-party vendors use to collect, process, retain, transmit and protect the personal information and transaction data of our team members, clients, borrowers and loan applicants. Similar events outside of our control can also affect the demands we and our vendors may make to respond to any security breaches or similar disruptive events. For example, one of our sub-servicers, Mr. Cooper, determined that there was unauthorized access to certain of its systems between October 30, 2023 and November 1, 2023 which resulted in an unauthorized party obtaining files containing personal information of virtually all of the borrowers in their systems, including those whose loans were originated or serviced by us.

We invest in industry-standard security technology designed to protect our data and business processes against risk of a data security breach and cyberattack. Our data security management program includes identity, trust, vulnerability and threat management business processes as well as the adoption of standard data protection policies. We measure our data security effectiveness through industry-accepted methods and remediate significant findings. The technology and other controls and processes designed to secure our team member, client, borrower and loan applicant information and to prevent, detect and remedy any unauthorized access to that information were designed to obtain reasonable, but not absolute, assurance that such information is secure and that any unauthorized access is identified and addressed appropriately. Such controls have not always prevented or detected, and may in the future fail to prevent or detect, unauthorized access to our team member, client, borrower and loan applicant information.

The techniques used to obtain unauthorized, improper or illegal access to our systems and those of our third-party vendors, our data, our team members', clients', borrowers' and loan applicants' data or to disable, degrade or sabotage service are constantly evolving, and have become increasingly complex and sophisticated. Furthermore, such techniques change frequently and are often not recognized or detected until after they have been launched. Therefore, we may be unable to anticipate these techniques and may not become aware of such a security breach in a timely manner, which could exacerbate any damage we experience. Security attacks can originate from a wide variety of sources, including third parties such as computer hackers, persons involved with organized crime or associated with external service providers, or foreign state or foreign state-supported actors. Those parties may also attempt to fraudulently induce team members, clients, borrowers and loan applicants or other users of our systems to disclose sensitive information in order to gain access to our data or that of our team members, clients, borrowers and loan applicants. Our failure to detect or prevent a cyberattack or other data or security breach could adversely affect our business.

The occurrence of any of the foregoing events could subject us to increased costs, litigation, disputes, damages, and other liabilities. In addition, the foregoing events could result in violations of applicable privacy and other laws. If this information is inappropriately accessed and used by a third party or a team member for illegal purposes, such as identity theft, we may be responsible to the affected individuals for any losses they may have incurred as a result of such misappropriation. In such an instance, we may also be subject to regulatory action, investigation or liability to a governmental authority for fines or penalties associated with a lapse in the integrity and security of our team members', clients', borrowers' and loan applicants' information. We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. In addition, our remediation efforts may not be successful and we may not have adequate insurance to cover these losses. Furthermore, any publicized security problems affecting our businesses and/or those of such third parties may negatively impact the market perception of our products and discourage clients or borrowers from doing business with us.

Technology disruptions or failures, including a failure in our operational or security systems or infrastructure, or those of third parties with whom we do business, could disrupt our business, cause legal or reputational harm and adversely impact our results of operations and financial condition.

We are dependent on the secure, efficient, and uninterrupted operation of our technology infrastructure, including computer systems, related software applications and data centers, as well as those of certain third parties and affiliates. Our websites and computer/telecommunication networks must accommodate a high volume of traffic and deliver frequently updated information, the accuracy and timeliness of which is critical to our business. Our technology must be able to facilitate a loan application experience that equals or exceeds the experience provided by our competitors. We have or may in the future experience service disruptions and failures caused by system or software failure, fire, power loss, telecommunications failures, team member misconduct, human error, computer hackers, computer viruses and disabling devices, malicious or destructive code, denial of service or information, as well as natural disasters, health pandemics and other similar events and our disaster recovery planning may not be sufficient for all situations. The implementation of technology changes and upgrades to maintain current and integrate new technology systems may also cause service interruptions. Any such disruption could interrupt or delay our ability to provide services to our clients and could also impair the ability of third parties to provide critical services to our business.

Additionally, the technology and other controls and processes we have created to help us identify misrepresented information in our loan origination operations were designed to obtain reasonable, not absolute, assurance that such information is identified and addressed appropriately. Accordingly, such controls may not have detected, and may fail in the future to detect, all misrepresented information in our loan origination operations. If our operations are disrupted or otherwise negatively affected by a technology disruption or failure, this could result in client dissatisfaction and damage to our reputation and brand, and have a material impact on our business.

Loss of our key management could result in a material adverse effect on our business.

Our future success depends to a significant extent on the continued services of our senior management, including Mat Ishbia, our President and Chief Executive Officer. The experience of our senior management is a valuable asset to us and would be difficult to replace. The loss of the services of our Chairman, President and Chief Executive Officer or other members of senior management could disrupt and have a detrimental effect on our business.

Our products rely on software and services from third-party vendors and if any of these services became unavailable or unreliable, it could adversely affect the quality and timeliness of our mortgage origination process.

In addition to our proprietary software, we license third-party software and depend on services from various third parties for use in our products. For example, we rely on third-party vendors for our online mortgage application services, to generate the documents required for closing the mortgage, to generate flood certifications, to confirm employment, and to facilitate appraisal services for borrowers. While there are other providers of these services in the market, any loss of the right to use any of the software or services could result in decreased functionality of our products until equivalent technology is either developed by us or, if available from another provider, is identified, obtained and integrated, which could adversely affect our reputation and our future financial condition and results of operations.

Furthermore, we remain responsible for ensuring our loans are originated in compliance with applicable laws. Despite our efforts to monitor such compliance, any errors or failures of such third-party vendors or their software to perform in the manner intended could result in loan defects potentially requiring repurchase. In addition, any errors or defects in or failures of the other software or services we rely on, whether maintained by us or by third parties, could result in errors or defects in our products or cause our products to fail, which could adversely affect our business and be costly to correct. Many of our third-party vendors attempt to impose limitations on their liability for such errors, defects or failures, and if enforceable, we may have additional liability to our clients, borrowers or other third parties that could harm our reputation and increase our operating costs. Any failure to do so could adversely affect our ability to deliver effective products to our clients, borrowers and loan applicants and adversely affect our business.

We rely on third party sub-servicers who service all the mortgage loans on which we hold MSRs, and our financial performance may be adversely affected by their inability to adequately perform their servicing functions.

We contract with third party sub-servicers for the servicing of the portion of the mortgage loans in our portfolio for which we retain MSRs. Although we use third-party servicers, we, as master servicer, retain primary responsibility to ensure these loans are serviced in accordance with the contractual and regulatory requirements.

Therefore, the failure of our sub-servicers to adequately perform their servicing obligations may subject us to liability for their improper acts or omissions and adversely affect our financial performance. Specifically, we may be adversely affected:

- if our sub-servicers breach their servicing obligations or are unable to perform their servicing obligations properly, which may subject us to damages or termination of the servicing rights, and cause us to lose loan servicing income and/or require us to indemnify an investor or securitization trustee against losses as a result of any such breach or failure;

- by regulatory actions taken against any of our sub-servicers, which may adversely affect their licensing and, as a result, their ability to perform their servicing obligations under GSE and U.S. government agency loans which require such licensing;

- by a default by any of our sub-servicers under their debt agreements, which may impact their access to capital to be able to perform their obligations;

- if any of our sub-servicers were to face adverse actions from the GSEs or Ginnie Mae and are terminated as servicer under their agreements with the GSEs or Ginnie Mae;

- if our sub-servicers fail to meet their obligations due to economic or other circumstances that are difficult to anticipate, including as a result of the impact of pandemics, epidemics, disease outbreaks and other public health crises ;

- if as a result of poor performance by our sub-servicers, we experience greater than expected delinquencies and foreclosures on the mortgage loans being serviced, which could lead to liability from third party claims or adversely affect our ability to access the capital and secondary markets for our loan funding requirements;

- if any of our sub-servicers were the target of a cyberattack or other security breach, resulting in the unauthorized release, misuse, loss or destruction of information related to our current or former borrowers, or material disruption of our or our clients network access or business operations;

- if any of our sub-servicers become subject to bankruptcy proceedings; or

- if one or more of our sub-servicers terminate their agreement with us.

We rely on two nationally-recognized sub-servicers to service all of our mortgage loans for which we have retained MSRs. This sub-servicer counterparty concentration subjects us to a potentially greater impact if any of the risks described above were to occur, and any delay in transferring servicing to a new sub-servicer could further adversely affect servicing performance and cause financial losses. Any of these risks could adversely affect our results of operations, including our loan servicing income and the cash flow generated by our MSR portfolio. Any of these risks may be further exacerbated to the extent we materially increase our MSR portfolio in the future.

We are required to make servicing advances that can be subject to delays in recovery or may not be recoverable in certain circumstances and could have a material adverse effect on our cash flows, business and financial condition.

During any period in which one of our borrowers is not making payments on a loan we service, we are required under most of our servicing agreements to advance our own funds to meet some combination of contractual principal and interest remittance requirements, pay property taxes and insurance premiums, legal expenses and other protective advances. We also advance funds to maintain, repair and market real estate properties. In certain situations, our contractual obligations may require us to make certain advances for which we may not be reimbursed. In addition, in the event a loan serviced by us defaults or becomes delinquent, or the mortgagee is allowed to enter into a forbearance, the repayment of advances may be delayed, which may adversely affect our liquidity. Any significant increase in required servicing advances or delinquent loan repurchases, could have an adverse impact on our cash flows, even if they are reimbursable.

With delinquent VA guaranteed loans, the VA guarantee may not make us whole on losses or advances we may have made on the loan. In addition, for certain loans sold to Ginnie Mae, we, as the servicer, have the unilateral right to repurchase any individual loan in a Ginnie Mae securitization pool if that loan meets defined criteria, including being delinquent for longer than 90 days. Once we have the unilateral right to repurchase the delinquent loan, we have effectively regained control over the loan and we must recognize the loan on our balance sheet and recognize a corresponding financial liability. Any significant increase in seriously delinquent Ginnie Mae loans could have an adverse impact on our balance sheet, as well as our financial covenants that are based on balance sheet ratios.

Servicers of mortgage loans are often times contractually bound to advance monthly payments to investors, insurers and taxing authorities regardless of whether the borrower actually makes those payments. While Fannie Mae and Freddie Mac issued guidance limiting the number of payments a servicer must advance in the case of a forbearance, we expect that a borrower who has experienced a loss of employment or a reduction of income may not repay the forborne payments at the end of the forbearance period. Approximately 1.15% of our serviced loans were 60+ days delinquent and 0.18% were in forbearance as of December 31, 2023.

Government intervention also occurs periodically as a result of natural disasters or other events that cause widespread borrower harm. Similar challenges and risks to servicers, including us, will likely occur when such events transpire in the future.

We face intense competition that could adversely affect our business.

Competition in the mortgage lending space is intense and could become even more competitive as a result of economic, legislative, regulatory, and technological changes. In addition, the mortgage business has experienced substantial consolidation. As we depend solely on third parties to deliver us mortgage loans, we may be at a competitive disadvantage to financial institutions or direct-to-consumer mortgage lenders that market to, and have a direct relationship with, the borrower. In addition, some of our competitors may have greater financial and other resources than we have (including access to capital) and may have locked in low borrowing costs which will provide a competitive advantage in a rising interest rate environment. Our other competitors, such as financial institutions who originate mortgage loans using their own funds, may have more flexibility in holding loans. Additionally, we arguably operate at a competitive disadvantage to U.S. federal banks and thrifts and their subsidiaries because they enjoy federal preemption and, as a result, conduct their business under relatively uniform U.S. federal rules and standards and are generally not subject to the laws of the states in which they do business (including state "predatory lending" laws). Unlike our federally chartered competitors, we are generally subject to all state and local laws applicable to lenders in each jurisdiction in which we originate and service loans. To compete effectively, we must have a very high level of operational, technological and managerial expertise, as well as access to capital at a competitive cost.

Competition in our industry can take many forms, including the variety of loan programs being made available, interest rates and fees charged for a loan, convenience in obtaining a loan, client service levels, the amount and term of a loan, as well as access to marketing and distribution channels, including Independent Mortgage Brokers that generate mortgage loan applications. Claims of collusion and other anti-competitive conduct have also become more common, and many financial institutions and lenders have been the subject of legal claims by regulatory agencies and consumers. For example, on March 4, 2021, we announced a new policy that we would no longer enter into new transactions with Independent Mortgage Brokers who also sold mortgage loans to certain market participants, but still allowed these Independent Mortgage Brokers to engage with any of the more than 70 other mortgage loan originators or lenders. If our policy or any other actions were found to be anti-competitive or non-compliant with state or federal antitrust laws or other regulations it could result in state or federal governmental actions or private civil claims, including class actions, in addition to the pending Okavage action discussed in Item 3 of this Annual Report on Form 10-K, being brought against us. Such litigation would cause us to incur costs, fines and legal expenses in connection with these matters, regardless of any eventual ruling in our favor, and could also harm the reputation of our brand, any of which could have a material adverse effect on our business, financial condition or results of operations.

The success and growth of our business will depend upon our ability to be a leader in technological innovation in our industry.

We operate in an industry experiencing rapid technological change and frequent product introductions. In order to succeed, we must lead our peers in designing, innovating and introducing new technology and product offerings. The process of developing new technologies and products is complex, and if we are unable to successfully innovate and continue to deliver a superior client experience, the demand for our products and services may decrease, we may lose market share and our growth and operations may be harmed.

The origination process is increasingly dependent on technology, and our business relies on our continued ability to process loan applications over the internet, accept electronic signatures, provide instant process status updates and other client- and loan applicant-expected conveniences. Our proprietary and exclusively licensed technology is integrated into all steps of the loan origination process, from the original submission, to the underwriting to the closing. Our dedication to incorporating technological advancements into our loan origination and servicing platforms requires significant financial and personnel resources. For example, we have, and will continue to, invest significant capital resources on developing, maintaining and improving our proprietary technology platforms.

To the extent we are dependent on any particular technology or technological solution, we may be harmed if such technology or technological solution (1) becomes non-compliant with existing industry standards, (2) fails to meet or exceed the capabilities of our competitors' equivalent technologies or technological solutions, (3) becomes increasingly expensive to service, retain and update, (4) becomes subject to third-party claims of intellectual property infringement, misappropriation or other violation, or (5) malfunctions or functions in a way we did not anticipate or that results in loan defects potentially requiring repurchase. As such, it is difficult to predict the problems we may encounter in improving our websites' and other technologies' functionality. If we are unable to successfully develop or adopt new technology as critical systems and applications become dated or obsolete and better options become available, or to respond to technological developments and changing client and borrower needs in a cost-effective manner, we may experience disruptions in our operations, lose market share or incur substantial costs.

We could be adversely affected if we do not adequately obtain, maintain, protect and enforce our intellectual property and proprietary rights and may encounter disputes from time to time relating to our use of the intellectual property of third parties.

Our proprietary technology platforms and other proprietary rights are important to our success and our competitive position. We rely on intellectual property to protect our proprietary rights. Despite these measures, third parties may attempt to disclose, obtain, copy or use intellectual property rights owned or licensed by us and these measures may not prevent misappropriation, infringement, reverse engineering or other violation of intellectual property or proprietary rights owned or licensed by us. Furthermore, confidentiality procedures and contractual provisions can be difficult to enforce and, even if successfully enforced, may not be entirely effective. In addition, we cannot guarantee that we have entered into confidentiality agreements with all team members, partners, independent contractors or consultants that have or may have had access to our trade secrets and other proprietary information. Any issued or registered intellectual property rights owned by or licensed to us may be challenged, invalidated, held unenforceable or circumvented in litigation or other proceedings, and such intellectual property rights may be lost or no longer provide us meaningful competitive advantages. Third parties may also independently develop products, services and technology similar to or duplicative of our products and services.

Our success and ability to compete also depends in part on our ability to operate without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties. We may encounter disputes from time to time concerning intellectual property rights of others, including our competitors, and we may not prevail in these disputes. Third parties may raise claims against us alleging an infringement, misappropriation or other violation of their intellectual property rights, including trademarks, copyrights, patents, trade secrets or other intellectual property or proprietary rights. An assertion of an intellectual property infringement, misappropriation or other violation claim against us could result in adverse judgments, settlement on unfavorable terms or cause us to spend significant amounts to defend the claim, even if we ultimately prevail and we may have to pay significant money damages, lose significant revenues, suffer harm to our reputation, be prohibited from using the relevant systems, processes, technologies or other intellectual property, cease offering certain products or services, or incur significant license, royalty or technology development expenses.

Fraud could result in significant financial losses and harm to our reputation.

We use automated underwriting engines from Fannie Mae and Freddie Mac to assist us in determining if a loan applicant is creditworthy, as well as other proprietary and third-party tools and safeguards to detect and prevent fraud. We are unable, however, to prevent every instance of fraud that may be engaged in by our clients, borrowers or team members, and any seller, real estate broker, notary, settlement agent, appraiser, title agent, or third-party originator that misrepresents facts about a loan, including the information contained in the loan application, property valuation, title information and employment and income stated on the loan application. If any of this information was intentionally or negligently misrepresented and such misrepresentation was not detected prior to the acquisition or closing of the loan, the value of the loan could be significantly lower than expected, resulting in a loan being approved in circumstances where it would not have been, had we been provided with accurate data. A loan subject to a material misrepresentation is typically unsalable to the GSEs or subject to repurchase if it is sold before detection of the misrepresentation. In addition, the persons and entities making a misrepresentation are often difficult to locate and it is often difficult to collect from them any monetary losses we have suffered.

High profile fraudulent activity also could negatively impact our brand and reputation, which could impact our business. In addition, significant increases in fraudulent activity could lead to regulatory intervention, which could increase our costs and negatively impact our business.

Our counterparties may terminate our servicing rights, which could have a material adverse effect on our revenues.

The majority of the mortgage loans we service are serviced on behalf of Fannie Mae, Freddie Mac and Ginnie Mae. These entities establish the base service fee to compensate us for servicing loans as well as the assessment of fines and penalties that may be imposed upon us for failing to meet servicing standards.

As is standard in the industry, under the terms of our master servicing agreements with the GSEs, the GSEs have the right to terminate us as servicer of the loans we service on their behalf at any time and have the right to cause us to sell the MSRs to a third party. In addition, failure to comply with servicing standards could result in termination of our agreements with the GSEs with little or no notice and without any compensation. If any of Fannie Mae, Freddie Mac or Ginnie Mae were to terminate us as a servicer, or increase our costs related to such servicing by way of additional fees, fines or penalties, such changes could have a material adverse effect on the revenue we derive from servicing activity, as well as the value of the related MSRs. These agreements, and other servicing agreements under which we service mortgage loans for non-GSE loan purchasers, also require that we service in accordance with GSE servicing guidelines and contain financial covenants. If we were to have our servicing rights terminated on a material portion of our servicing portfolio, this could adversely affect our business.

If we cannot maintain our corporate culture, we could lose the innovation, collaboration and focus on the mission that contributes to our business.

We believe that a critical component of our success is our corporate culture and our deep commitment to our mission. We believe this mission-based culture fosters innovation, encourages teamwork and cultivates creativity. Our mission defines our business philosophy as well as the emphasis that it places on our clients, our people and our culture and is consistently reinforced to and by our team members. As we have significantly increased our team members it may be harder to maintain our corporate culture. If we are unable to preserve our culture, this could negatively impact our future success, including our ability to attract and retain team members, encourage innovation and teamwork, and effectively focus on and pursue our mission and corporate objectives.

Substantially all of our operations are housed on one campus, and if the facilities are damaged or rendered inoperable by natural or man-made disasters, our business may be negatively impacted.

Substantially all of our operations are housed on one campus in Pontiac, Michigan. Our campus could be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, fires, power shortages, telecommunications failures, water shortages, floods, extreme weather conditions, epidemics, and other natural or man-made disasters, pandemics, or other business interruptions. If due to such disaster a significant portion of our team members must work remotely for an extended period of time, our business may be negatively impacted. See "—*If we cannot maintain our corporate culture, we could lose the innovation, collaboration and focus on the mission that contribute to our business.*" In addition, it could be costly and time-consuming to repair or replace our campus.

In certain circumstances, Holdings LLC will be required to make distributions to us and SFS Corp. and the distributions that Holdings LLC will be required to make may be substantial and in excess of our tax liabilities and obligations under the tax receivable agreement. To the extent we do not distribute such excess cash, SFS Corp. would benefit from any value attributable to such cash balances as a result of their ownership of Class B common stock (or Class A common stock, as applicable) following an exchange of Holdings LLC Common Units and the stapled shares of Common Stock.

Holdings LLC is treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to us and SFS Corp., as holders of membership interests in Holdings LLC (the "Holdings LLC Common Units"). Accordingly, we will incur income taxes on our allocable share of any net taxable income of Holdings LLC. Under the Holdings LLC Second Amended & Restated Limited Liability Company Agreement (the "Holdings LLC A&R Company Agreement"), Holdings LLC will generally be required from time to time to make distributions in cash to its equityholders, SFS Corp. and us, in amounts sufficient to cover the taxes on their allocable share of the taxable income of Holdings LLC, which may not be pro-rata based on equity holdings due to different tax rates. As a result of (i) potential non pro rata allocations of net taxable income allocable to us and SFS Corp., (ii) the lower tax rate applicable to corporations as compared to individuals and (iii) the favorable tax benefits that we anticipate receiving from (a) the exchange of Holdings LLC Common Units from SFS Corp. and (b) payments under the tax receivable agreement, we expect that these tax distributions will be in amounts that exceed our tax liabilities and obligations to make payments under the tax receivable agreement. Our Board of Directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, special dividends or the payment obligations under the tax receivable agreement. However, we will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. If we do not distribute such excess cash, then SFS Corp. would benefit from any value attributable to such cash balances following an exchange of Holdings LLC Common Units and the stapled shares of Common Stock into share of Class A Common Stock. No adjustments to the exchange ratio for Holdings LLC Common Units and the stapled shares of Common Stock will be made as a result of (x) any cash distribution by Holdings LLC or (y) any cash that we retain and do not distribute to our stockholders, and in any event the ratio will remain one-to-one.

We are required to pay SFS Corp. for certain tax benefits we may claim, and the amounts we may pay could be significant.

We entered into a tax receivable agreement with SFS Corp. that provides for the payment by us to SFS Corp. (or its transferees or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) certain increases in tax basis resulting from exchanges of Holdings LLC Common Units; (ii) imputed interest deemed to be paid by us as a result of payments we make under the tax receivable agreement; (iii) certain increases in tax basis resulting from payments we make under the tax receivable agreement; and (iv) disproportionate allocations (if any) of tax benefits to us which arise from, among other things, the sale of certain assets such as MSRs as a result of section 704(c) of the Internal Revenue Code of 1986 (the "Code") (the tax attributes in clauses "(i)" through "(iv)" collectively referred to as the "Covered Tax Attributes"). The tax receivable agreement will make certain simplifying assumptions regarding the determination of the cash savings that we realize or are deemed to realize from the

Covered Tax Attributes, which may result in payments pursuant to the tax receivable agreement in excess of those that would result if such assumptions were not made.

The actual tax benefit, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including, among others, the timing of exchanges by or purchases from SFS Corp., the price of our Class A common stock at the time of the exchanges or purchases, the extent to which such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable, and the portion of our payments under the tax receivable agreement constituting imputed interest.

Future payments under the tax receivable agreement could be substantial. The payments under the tax receivable agreement are not conditioned upon SFS Corp.'s continued ownership of us.

We are not required to make a payment of the 85% applicable tax savings to SFS Corp. unless and until at least one of the payment conditions has been satisfied (the "Payment Conditions"). One condition is a requirement that we have received a tax opinion that provides that the applicable assets of Holdings LLC giving rise to the payment are "more likely than not" amortizable (the "Indemnifiable Condition"). If we determine that none of the Payment Conditions have been satisfied with respect to all or a portion of such applicable tax savings, we will pay such applicable tax savings (or portion thereof) at the time we reasonably determine a Payment Condition has been satisfied.

If we make a payment and the applicable tax savings are subsequently disallowed, we may deposit future payments due under the tax receivable agreement in an escrow account up to an amount necessary to cover 85% of the estimated additional taxes due by us as a result of the disallowance until such time as there has been a conclusive determination as to the validity of the disallowance. If we make a payment pursuant to the satisfaction of the Indemnifiable Condition and the applicable tax savings are subsequently disallowed, SFS Corp. will be required to indemnify us for 85% of the taxes and any additional losses attributable to the disallowance. At our election, SFS Corp. may satisfy all or a portion of this indemnity by transferring Holdings LLC Common Units held by it. There is no guarantee that SFS Corp. will hold Holdings LLC Common Units with a value sufficient to satisfy this indemnity or that the escrow account will hold sufficient funds to cover the cost of any disallowed tax savings. We could make payments to SFS Corp. under the tax receivable agreement that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity.

In addition, the tax receivable agreement provides that in the case of a change in control of UWMC or a material breach of our obligations under the tax receivable agreement, we will be required to make a payment to SFS Corp. in an amount equal to the present value of future payments under the tax receivable agreement (calculated using a discount rate as provided in the tax receivable agreement), which payment would be based on certain assumptions, including those relating to our future taxable income. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our, or a potential acquirer's, liquidity and could have the effect of delaying, deferring, modifying or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. These provisions of the tax receivable agreement may result in situations where SFS Corp. has interests that differ from or are in addition to those of our other stockholders. In addition, we could be required to make payments under the tax receivable agreement that are substantial, significantly in advance of any potential actual realization of such further tax benefits, and in excess of our, or a potential acquirer's, actual cash savings in income tax.

Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments made under the tax receivable agreement. For example, the earlier disposition of assets following an exchange or purchase of Holdings LLC Common Units (along with the stapled shares of Class D common stock or Class C common stock) may accelerate payments under the tax receivable agreement and increase the present value of such payments, and the disposition of assets before such an exchange or purchase may increase the tax liability of SFS Corp. (or its direct or indirect owners) without giving rise to any rights to receive payments under the tax receivable agreement. Such effects may result in differences or conflicts of interest between the interests of SFS Corp. and the interests of other stockholders.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreement is dependent on the ability of our subsidiaries to make distributions to us. Our debt agreements restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the tax receivable agreement. To the extent that we are unable to make payments under the tax receivable agreement as a result of restrictions in our debt agreements, such payments will be deferred and will accrue interest until paid, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.

Pandemics, epidemics, disease outbreaks and other public health crises have disrupted our business and operations, and future public health crises could materially adversely impact our business, financial condition, liquidity and results of operations.

Pandemics, epidemics or disease outbreaks in the U.S. or globally, such as the COVID-19 pandemic, have previously disrupted, and may in the future disrupt, our business, which could materially affect our results of operations, financial condition, liquidity and future expectations. In addition, our business could be disrupted if we are unable to operate due to changing governmental restrictions such as travel bans and quarantines placed on our team members, other measures that ensure the protection of our team members' health, measures aimed at maintaining our information technology infrastructure, or if an outbreak occurs in our headquarters that prevents us from operating. Any new public health crisis could have a material impact on our business, financial condition and results of operations going forward.

Risks Related to our Financing

We rely on our warehouse facilities, structured as repurchase agreements, to finance our loan originations. These instruments are short-term and subject us to various risks different from other types of credit facilities.

We fund a vast majority of the mortgage loans we originate through borrowings under our short-term warehouse facilities and funds generated by our operations. Our ability to fund our loan originations may be impacted by our ability to secure further such borrowings on acceptable terms. Our warehouse facilities typically renew annually, although as of December 31, 2023, one of our facilities ($3.0 billion in available credit) had a two year renewal term. As of December 31, 2023, all but $750.0 million of our warehouse facilities were uncommitted and can be terminated by the applicable lender at any time. Our warehouse facilities are generally structured in the form of repurchase agreements. We currently leverage and, to the extent available, intend to continue to leverage the mortgage loans we originate with borrowings under these repurchase agreements. When we enter into repurchase agreements, we sell mortgage loans to other lenders, which are the repurchase agreement counterparties, and receive cash from these lenders. These lenders are obligated to resell the same assets back to us at the end of the term of the transaction, which typically ranges from 30 to 90 days, but may have terms of up to 364 days or longer. These repurchase agreements subject us to various risks:

- If we default on one of our obligations under a repurchase transaction, the lender will be able to terminate the transaction and cease entering into any other repurchase transactions with us. Our repurchase agreements also typically contain cross default provisions, so that if a default occurs under any one agreement, the lenders under our other agreements could also declare a default. If a default occurs under any of our repurchase agreements and the lenders terminate one or more of our repurchase agreements, we may need to enter into replacement agreements with different lenders.

- If the market value of the loans pledged or sold by us under a repurchase agreement borrowing to a counterparty lender declines, the lender may initiate a margin call and require us to either post additional collateral to cover such decrease or repay a portion of the outstanding borrowing. We may not have the funds available to do so, and we may be required to liquidate assets at a disadvantageous time to avoid a default, which could cause us to incur further losses and limit our ability to leverage our assets. If we are unable to satisfy a margin call, our counterparty may accelerate repayment of our indebtedness, increase interest rates, liquidate the collateral (which may result in significant losses to it) or terminate our ability to borrow. Such a situation would likely result in a rapid deterioration of our financial condition and possibly necessitate a filing for bankruptcy protection. A rapidly rising interest rate environment may increase the likelihood of additional margin calls that could adversely impact our liquidity.

- The warehouse facilities subject us to counterparty risk. The amount of cash that we receive from a lender when we initially sell the mortgage loans to that lender is less than the fair value of those loans (this difference is referred to as the "haircut"). If the lender defaults on its obligation to resell the loans back to us, we could incur a loss on the transaction equal to the amount of the haircut (assuming that there was no change in the fair value of the loans, which the lenders are generally permitted to revalue to reflect current market conditions).

- We incur losses on a repurchase transaction if the value of the underlying loans has declined as of the end of the transaction term (including as a result of a lender counterparty revaluing the loans), as we would have to repurchase the loans for their initial value but would receive loans worth less than that amount if the loans have not be effectively hedged.

Our warehouse lenders also may revise their eligibility requirements for the types of assets they are willing to finance or the terms of such financings, based on, among other factors, the regulatory environment and their management of perceived risk, particularly with respect to assignee liability. Moreover, the amount of financing we receive under our warehouse facilities will be directly related to the lenders' valuation of our assets that cover the outstanding borrowings.

Our use of this short-term financing exposes us to the risk that our lenders may respond to market conditions by making it more difficult for us to renew or replace on a continuous basis our maturing short-term warehouse facility borrowings. If we are not able to renew our then existing warehouse facilities or arrange for new financing on terms acceptable to us, or if we default on our covenants or are otherwise unable to access funds under this type of financing, we may have to curtail our loan origination activities and/or dispose of assets.

We depend on our ability to sell loans in the secondary market to a limited number of investors and to the GSEs, and to securitize our loans into MBS. If our ability to sell or securitize mortgage loans is impaired, we may not be able to originate mortgage loans, and if the GSEs and Ginnie Mae become less competitive, it could affect our volume and margins.

Substantially all of our loan originations are sold into the secondary market. We securitize loans into MBS through Fannie Mae, Freddie Mac and Ginnie Mae. Loans originated outside of the guidelines of Fannie Mae, Freddie Mac, and the FHA, USDA, or VA (for loans securitized with Ginnie Mae), such as jumbo loans and home equity lines of credit (HELOCs) are sold individually or in bulk to private investors, through mortgage conduits and through our own private label securitizations into MBS. GSE-eligible products are also sold through private label securitization transactions, in certain situations, such as when the GSE's limit the volume of certain products they will purchase.

The gain recognized from producing and subsequent sales in the secondary market represents a significant portion of our revenues and net earnings. A decrease in the prices paid to us upon sale of our loans could be detrimental to our business, as we are dependent on the cash generated from such sales to fund our future loan closings and repay borrowings under our warehouse facilities. If it is not possible or economical for us to complete the sale or securitization of certain of our mortgage loans, we may lack liquidity to continue to fund such loans and our revenues and margins on new loan originations could be materially and negatively impacted.

The severity of the impact would be most significant to the extent we were unable to sell conforming home loans to the GSEs or securitize such loans pursuant to the GSEs and government agency-sponsored programs. We also derive other material financial benefits from these relationships, including the assumption of credit risk on securitized loans in exchange for our payment of guarantee fees and the ability to avoid certain loan inventory finance costs through streamlined loan funding and sale procedures, which benefits we would lose if we were unable to complete the sale or securitization of our loans.

We sell those loans that we originate that are non-GSE products, such as jumbo mortgage loans and HELOCs, or for which the GSEs may have imposed limitations, directly to either private investors or into the market through private label securitizations. These non-GSE sales typically take longer to execute which can increase the amount of time that a mortgage loan is on our books, which exposes us to additional market risk and increased liquidity requirements. Furthermore, the availability and pricing of these alternative distribution markets can fluctuate materially and external macroeconomic factors could result in reduced demand or pricing for our non-GSE products. For example, in March 2020 at the beginning of the COVID-19 pandemic many private and non-GSE investors significantly reduced their demand, as a result we had certain non-GSE products in our portfolio longer than anticipated and were unable to continue to originate jumbo loans due to liquidity constraints. If such a market shift were to occur again, we may need to adjust our business model to accommodate such shifts and our origination volume, margins and liquidity would likely be adversely affected.

The value of our MSRs can fluctuate significantly and these changes in value, or inaccuracies in the estimates of their value, could adversely affect our financial condition and liquidity.

The value of our MSRs is based on the cash flows projected to result from the right to service of the related mortgage loans and continually fluctuates due to a number of factors, such as prepayment speeds, costs to service the loan and other market conditions. The primary factor driving the value of MSRs is interest rates, which impact the likelihood of loan prepayments through refinancing and estimated float earnings on custodial deposits. In periods of rising interest rates, the fair value of the MSRs generally increases as prepayment expectations decrease, consequently extending the average estimated life of the MSRs, and estimated float earnings increase, resulting in expected increases in cash flows. In a declining interest rate environment, the fair value of MSRs generally decreases as prepayment expectations increase consequently truncating the average estimated life of the MSRs, and estimated float earnings decrease, resulting in expected decreases in cash flows. Other market conditions also affect the number of loans that are refinanced and thus no longer result in cash flows, and the number of loans that become delinquent. Available borrowings, as well as mandatory curtailments, under our MSR financing facilities are based on the fair value of the underlying collateral. Accordingly, decreases in MSR values could decrease the available borrowing capacity under these facilities, or require mandatory repayments of outstanding borrowings on these facilities, which could adversely affect our financial condition and liquidity.

A substantial portion of our assets are measured at fair value, and if our estimates with respect to the determination of the fair value of those assets prove to be incorrect, we may be required to write down the value of such assets, which could adversely affect our earnings, financial condition and liquidity.

We measure the fair value of our mortgage loans, derivatives and MSRs on a recurring basis. Fair value determinations require many estimates and assumptions made by our management, especially to the extent there are not active markets for identical assets. For example, we generally estimate the fair value of loans based on quoted market prices for securities backed by similar types of loans. If quoted market prices are not available, fair value is estimated based on other relevant factors, including dealer price quotations and prices available for similar instruments, to approximate the amounts that would be received from a third party. In addition, the fair value of interest rate lock commitments, or IRLCs, are measured based upon the difference between the current fair value of similar loans (as determined generally for mortgages at fair value) and the price at which we have committed to originate the loans, subject to the pull-through factor. Further, MSRs do not trade in an active market with readily observable prices and, therefore, their fair value is determined using a valuation model that calculates the present value of estimated net future cash flows, using estimates of prepayment speeds, discount rate, cost to service, float earnings, contractual servicing fee income and ancillary income, and late fees. If our estimates of fair value prove to be incorrect, we may be required to write down the value of such assets, which could adversely affect our financial condition and results of operations.

Our outstanding Warrants are accounted for as liabilities and the changes in value of our outstanding Warrants could have an adverse effect on our financial results and thus may have an adverse effect on the market price of our securities.

We account for our outstanding Warrants as liabilities at fair value on our balance sheet. The Warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a component of earnings in each period for which our earnings are reported. We will continue to adjust the liability for changes in fair value until the earlier of exercise or expiration of the Warrants. The volatility introduced by changes in fair value on earnings may have an adverse effect on our quarterly and annual financial results.

Our hedging strategies may not be successful in mitigating our risks associated with changes in interest rates.

Our profitability is directly affected by changes in interest rates. The market value of closed mortgage loans and interest rate locks generally change along with interest rates. The value of these instruments moves opposite of interest rate changes. For example, as interest rates rise, the value of these existing financial instruments falls.

We employ various economic hedging strategies to mitigate the interest rate and the anticipated loan financing probability or "pull-through risk" inherent in such mortgage assets. Our use of these hedge instruments may expose us to counterparty risk as they are not traded on regulated exchanges or guaranteed by an exchange or our clearinghouse and, consequently, there may not be the same level of protections with respect to margin requirements and positions and other requirements designed to protect both us and our counterparties. Furthermore, the enforceability of agreements underlying hedging transactions may depend on compliance with applicable statutory, commodity and other regulatory requirements and, depending on the domicile of the counterparty, applicable international requirements. Consequently, if a counterparty fails to perform under a derivative agreement we could incur a significant loss.

Our hedge instruments are accounted for as free-standing derivatives and are included on our consolidated balance sheet at fair value. Our operating results could be negatively affected because the losses on the hedge instruments we enter into may not be offset by a change in the fair value of the related asset or liability.

Our hedging strategies also require us to provide cash margin to our hedging counterparties from time to time. The Financial Industry Regulatory Authority (FINRA) requires us to provide daily cash margin to (or receive daily cash margin from, depending on the daily value of related instrument) our hedging counterparties in excess of certain thresholds. The collection of daily margins between us and our hedging counterparties could, under certain market conditions, adversely affect our short-term liquidity and cash-on-hand. Additionally, our hedge instruments may expose us to counterparty risk—the possibility that a loss may occur from the failure of another party to perform in accordance with the terms of the contract, which loss exceeds the value of existing collateral, if any.

Our hedging activities in the future may include entering into interest rate swaps, caps and floors, options to purchase these items, purchasing or selling U.S. Treasury securities, and/or other tools and strategies. These hedging decisions will be determined in light of the facts and circumstances existing at the time and may differ from our current hedging strategy. These hedging strategies may be less effective than our current hedging strategies in mitigating the risks described above, which could be detrimental to our business and financial condition.

Our rights under our repurchase agreements may be subject to the effects of bankruptcy laws in the event of the bankruptcy or insolvency of us or our lenders under the repurchase agreements, which may allow our lenders to repudiate our repurchase agreements.

In the event of insolvency or bankruptcy, repurchase agreements normally qualify for special treatment under the U.S. bankruptcy code, the effect of which, among other things, would be to allow the lender under the applicable repurchase agreement to avoid the automatic stay provisions of the U.S. bankruptcy code and to foreclose on the collateral agreement without delay. In the event of the insolvency or bankruptcy of a lender during the term of a repurchase agreement, the lender may be permitted, under applicable insolvency laws, to repudiate the contract, and our claim against the lender for damages may be treated simply as an unsecured creditor. In addition, if the lender is a broker or dealer subject to the Securities Investor Protection Act of 1970, or an insured depository institution subject to the Federal Deposit Insurance Act, our ability to exercise our rights to recover our securities under a repurchase agreement or to be compensated for any damages resulting from the lender's insolvency may be further limited by those statutes. These claims would be subject to significant delay and, if and when received, may be substantially less than the damages we actually incur.

Our financing arrangements contain, and the government agencies impose, certain financial and restrictive covenants that limit our ability to operate our business and a default under such agreements or requirements could have a material adverse effect on our business, liquidity, financial condition, cash flows and results of operations.

Our warehouse facilities contain, and our other current or future debt agreements contain or may contain, covenants imposing operating and financial restrictions on our business, including requirements to maintain a certain minimum tangible net worth, minimum liquidity, maximum total debt or liabilities to net worth ratio, profitability requirements, litigation judgment thresholds, and other customary debt covenants. We are also subject to minimum financial eligibility requirements established by the FHA, VA, USDA, HUD, GSEs, Ginnie Mae, and certain state regulators, including net worth, capital ratio and/or liquidity criteria in order to set a minimum level of capital needed to adequately absorb potential losses and a minimum amount of liquidity needed to service such agency mortgage loans and MBS and cover the associated financial obligations and risks. The minimum liquidity requirements of the GSEs and Ginnie Mae were changed effective in 2023, increasing such requirements, and Ginnie Mae implemented a new minimum risk-based capital ratio requirement which becomes effective as of December 31, 2024. In addition, the indentures governing our 2025 Senior Notes, 2029 Senior Notes, and 2027 Senior Notes contain covenants imposing operating and financial restrictions on our business. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity, and could significantly impede us from growing our business and place us at a competitive disadvantage in relation to federally chartered banks and certain other financial institutions.

A breach of the covenants under our warehouse facilities, Senior Notes, or other debt agreements can result in an event of default under these facilities and as such allow the lenders to pursue certain remedies. In addition, each of these facilities includes cross default or cross acceleration provisions that could result in most, if not all, facilities terminating if an event of default or acceleration of maturity occurs under any facility. To the extent that the minimum financial requirements imposed by the agencies are not met, the agencies may suspend or terminate our agency approvals or agreements, which could cause us to cross default under our warehouse facilities arrangements, could have an adversely effect on our ability to access these markets and could have a material adverse effect on our liquidity and future growth.

In addition, the covenants and restrictions in our warehouse facilities, indentures governing our Senior Notes, and other debt agreements may restrict our ability to, among other things:

- make certain investments;
- declare or pay dividends on capital stock;
- redeem or purchase capital stock and certain debt obligations;
- incur liens;
- enter into transactions with affiliates;
- enter into certain agreements restricting our subsidiaries' ability to pay dividends;

- incur indebtedness; and

- consolidate, merge, make acquisitions and sell assets.

These restrictions may interfere with our ability to obtain financings or to engage in other business activities, which could have a material adverse effect on our business, liquidity, financial condition, cash flows and results of operations. In addition, if we are unable to meet or maintain the necessary covenant requirements or satisfy, or obtain waivers for, the continuing covenants, we may lose the ability to borrow under all of our financing facilities, which could be detrimental to our business.

Risks Related to our Regulatory Environment

We operate in a heavily regulated industry, and our mortgage loan origination and servicing activities expose us to risks of noncompliance with an increasing and inconsistent body of complex laws and regulations at the U.S. federal, state and local levels.

Due to the heavily regulated nature of the mortgage industry, we and our clients are required to comply with a wide array of U.S. federal, state and local laws, rules and regulations that concern, among other things, the manner in which we conduct our loan origination and servicing businesses and the fees that we may charge, and the collection, use, retention, protection, disclosure, transfer and other processing of personal information by us and our clients. Governmental authorities and various U.S. federal and state agencies have broad oversight and supervisory authority over our business.

Because we originate mortgage loans and provide servicing activities nationwide, we must be licensed in all relevant jurisdictions that require licensure and comply with each such jurisdiction's respective laws and regulations, as well as with judicial and administrative decisions applicable to us. Such licensing requirements also generally require the submission of information regarding any person who has 10% or more of the combined voting power of our outstanding equity interests. In addition, we and our clients are currently subject to a variety of, and may in the future become subject to additional U.S. federal, state and local laws that are continuously evolving and developing, including, but not limited to, laws on advertising, as well as privacy laws, including the Telephone Consumer Protection Act ("TCPA"), the Gramm-Leach-Bliley Act ("GLBA"), the CAN-SPAM Act, and a growing number of state privacy laws including, most notably, the California Consumer Privacy Act ("CCPA") and the California Privacy Rights Act ("CPRA"). We expect more states to enact legislation similar to the CCPA and CPRA, which provide consumers with privacy rights such as the right to request deletion of their data, the right to receive data on record for them and the right to know what categories of data (generally) are maintained about them, and increases the privacy and security obligations of entities handling certain personal information of such consumers. These regulations directly impact our business and require ongoing compliance, monitoring and internal and external audits as they continue to evolve, and may result in ever-increasing public scrutiny and escalating levels of enforcement and sanctions. Subsequent changes to data protection and privacy laws could also impact how we process personal information, and therefore limit the effectiveness of our products or services or our ability to operate or expand our business, including limiting strategic partnerships that may involve the sharing of personal information. Additionally, the interpretation of such data protection and privacy laws is rapidly evolving, making implementation and enforcement, and thus compliance requirements, ambiguous, uncertain, and potentially inconsistent. Although we make reasonable efforts to comply with all applicable data protection laws and regulations, our interpretations and such measures may have been or may prove to be insufficient or incorrect.

We and our clients must also comply with a number of federal, state and local consumer financial services, laws and regulations including, among others, the Truth in Lending Act ("TILA"), the Real Estate Settlement Procedures Act ("RESPA"), the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Housing Act, the TCPA, the GLBA, the Servicemembers Civil Relief Act, the Homeowners Protection Act, the Home Mortgage Disclosure Act, the SAFE Act, the Federal Trade Commission Act, the TRID rules, the Dodd-Frank Act, the Appraisal Independence Rule, the Bank Secrecy Act, U.S. federal and state laws prohibiting unfair, deceptive, or abusive acts or practices, and state foreclosure laws. These laws and regulations apply to loan origination, home appraisal, marketing, use of credit reports, safeguarding of non-public, personally identifiable information about borrowers, foreclosure and claims handling, investment of and interest payments on escrow balances and escrow payment features, and mandate certain disclosures and notices to borrowers. The Appraisal Independence Rule requires that there be a separation of duties to ensure no conflicts of interest. As part of our strategy to provide our clients innovative solutions to bottlenecks in the mortgage loan pipeline, in 2021, we launched UWM Appraisal Direct, in which we directly engage appraisers rather than utilizing an appraisal management company, and in 2022, we launched TRAC, which provides an alternative to the traditional title and closing process by removing the need for a lender title policy. While we believe that these programs meet all of the regulatory and legal requirements, there is a risk that a regulatory agency could decide that our programs do not meet all of the regulatory and legal requirements, or that these programs will not be accepted by other market participants, could expose us to additional liability, or subject us to repurchase obligations.

Various federal, state and local laws have been enacted that are designed to discourage predatory lending and servicing practices. The Home Ownership and Equity Protection Act of 1994 ("HOEPA") prohibits inclusion of certain provisions in residential loans that have mortgage rates or origination costs in excess of prescribed levels and requires that borrowers be given certain disclosures prior to origination. Some states have enacted, or may enact, similar laws or regulations, which in some cases impose restrictions and requirements greater than those in HOEPA. In addition, under the anti-predatory lending laws of some states, the origination of certain residential loans, including loans that are not classified as "high cost" loans under applicable law, must satisfy a net tangible benefits test with respect to the related borrower. This test may be highly subjective and open to interpretation. As a result, a court may determine that a residential loan, for example, does not meet the test even if the related originator reasonably believed that the test was satisfied. Our failure to comply with these laws, or the failure of residential loan originators or servicers to comply with these laws, to the extent any of their residential loans are or become part of our mortgage-related assets, could subject us, as an originator or a servicer, as applicable, or, in the case of acquired loans, as an assignee or purchaser, to monetary penalties and could result in the borrowers rescinding the affected loans. Lawsuits have been brought in various states making claims against originators, servicers, assignees and purchasers of high cost loans for violations of state law. Named defendants in these cases have included numerous participants within the secondary mortgage market. If our loans are found to have been originated in violation of predatory or abusive lending laws, we could be subject to lawsuits or governmental actions, or could be fined or incur losses.

Both the scope of the laws, rules and regulations and the intensity of the regulatory oversight to which our business is subject continue to increase over time. Regulatory enforcement and fines have also become more significant across the financial services sector. We expect that our business and that of our clients will remain subject to extensive regulation and supervision. These regulatory changes could result in an increase in our regulatory compliance burden and associated costs and place restrictions on our origination and servicing operations. Our failure to comply with applicable U.S. federal, state and local consumer protection and data privacy laws could lead to:

- loss of our licenses and approvals to engage in our servicing and lending businesses;
- damage to our reputation in the industry;
- governmental investigations and enforcement actions;
- administrative fines and penalties and litigation;
- civil and criminal liability, including class action lawsuits;
- increased costs of doing business;
- diminished ability to sell loans that we originate or purchase, requirements to sell such loans at a discount compared to other loans or repurchase or address indemnification claims from purchasers of such loans, including the GSEs;
- reduced payments by borrowers;
- modification of the original terms of mortgage loans;
- permanent forgiveness of debt;
- delays in the foreclosure process;
- increased servicing advances;
- inability to raise capital; and
- inability to execute on our business strategy, including our growth plans.

As these U.S. federal, state and local laws evolve, it may be more difficult for us to identify these developments comprehensively, to interpret changes accurately and to train our team members effectively with respect to these laws and regulations. These difficulties potentially increase our exposure to the risks of noncompliance with these laws and regulations, which could be detrimental to our business. In addition, our failure to comply with these laws, regulations and rules may result in reduced payments by borrowers, modification of the original terms of loans, permanent forgiveness of debt, delays in the foreclosure process, increased servicing advances, litigation, enforcement actions, and repurchase and indemnification obligations. A failure to adequately supervise our clients, service providers and vendors, including outside foreclosure counsel, may also have these negative results.

The laws and regulations applicable to us are subject to administrative or judicial interpretation, but some of these laws and regulations have been enacted only recently and may not yet have been interpreted or may be interpreted infrequently. Ambiguities in applicable laws and regulations may leave uncertainty with respect to permitted or restricted conduct and may make compliance with laws, and risk assessment decisions with respect to compliance with laws difficult and uncertain. In addition, ambiguities make it difficult, in certain circumstances, to determine if, and how, compliance violations may be cured. The adoption by industry participants of different interpretations of these statutes and regulations has added uncertainty and complexity to compliance. If we are deemed to have violated applicable statutes or regulations, it could result in regulatory investigations, state or federal governmental actions or private civil claims, including class actions, being brought against us. Such litigation would cause us to incur costs, fines and legal expenses in connection with these matters, regardless of any eventual ruling in our favor, and could also harm the reputation of our brand, any of which could have a material adverse effect on our business, financial condition or results of operations.

To resolve issues raised in examinations or other governmental actions, we may be required to take various corrective actions, including changing certain business practices, making refunds or taking other actions that could be financially or competitively detrimental to us. We expect to continue to incur costs to comply with governmental regulations. In addition, certain legislative actions and judicial decisions can give rise to the initiation of lawsuits against us for activities we conducted in the past. Furthermore, provisions in our mortgage loan documentation, including but not limited to the mortgage and promissory notes we use in loan originations, could be construed as unenforceable by a court. We have been, and expect to continue to be, subject to regulatory enforcement actions and private causes of action from time to time with respect to our compliance with applicable laws and regulations.

The influx of laws, regulations, and other directives adopted in response to the COVID-19 pandemic exemplifies the ever-changing and increasingly complex regulatory landscape we operate in. The forbearance requirements imposed on mortgages servicers in the CARES Act added new regulatory responsibilities. The GSEs and the FHFA, Ginnie Mae, the U.S. Department of Housing and Urban Development ("HUD"), various investors and others issued guidance relating to COVID-19.

Although we have compliance management systems and procedures to comply with these legal and regulatory requirements, we cannot assure you that more restrictive laws and regulations will not be adopted in the future, or that governmental bodies or courts will not interpret existing laws or regulations in a more restrictive manner, which could render our current business practices non-compliant or which could make compliance more difficult or expensive. Any of these, or other, changes in laws or regulations could have a detrimental effect on our business.

The CFPB continues to be active in its monitoring of the loan origination and servicing sectors, and its recently issued rules and heightened examination and enforcement scrutiny increase our regulatory compliance burden and associated costs.

We are subject to the regulatory, supervisory and enforcement authority of the CFPB, which has oversight of federal and state non-depository lending and servicing institutions, including residential mortgage originators and loan servicers. The CFPB has rulemaking and enforcement authority with respect to most of the federal consumer protection laws applicable to mortgage lenders and servicers, including TILA and RESPA and the FDCPA. The CFPB has issued a number of regulations under the Dodd-Frank Act relating to loan origination and servicing activities, including ability-to-repay, "Qualified Mortgage" standards and other origination standards and practices as well as guidance addressing relationships with brokers, communication with borrowers, secondary market transactions, servicing requirements that address, among other things, periodic billing statements, certain notices and acknowledgments, prompt crediting of borrowers' accounts for payments received, additional notice, review and timing requirements with respect to delinquent borrowers, loss mitigation, prompt investigation of complaints by borrowers, and lender-placed insurance notices. These regulations and guidance may adversely impact our ability or the cost to develop new products which respond to market conditions, subject us to additional requirements under the ECOA, for example with respect to valuations, including appraisals and automated valuation models, may subject us to additional rules and potential liability arising from our role as an originator, lender or loan servicer and potentially increase our lender liability, vendor management risk or other risks.

Beyond these mortgage-specific initiatives, the CFPB is generally increasing its scrutiny of fee-based business models and so-called "junk fees," fair lending and servicing, and potential misuse of consumer data – all of which could subject players in the mortgage industry to additional rules or supervisory or enforcement scrutiny.

Pursuant to its supervisory authority, the CFPB has conducted routine examinations of our business and will conduct future examinations. The CFPB's examinations have increased, and will likely continue to increase, our administrative and compliance costs. They could also greatly influence the availability and cost of residential mortgage credit and increase servicing costs and risks. These increased costs of compliance, the effect of CFPB rules on the lending and loan servicing industries, and any failure in our ability, or our clients' ability, to comply with new rules could be detrimental to our business.

The CFPB also issued guidelines on sending examiners to banks and other institutions that service and/or originate mortgages to assess whether consumers' interests are protected. The CFPB has conducted routine examinations of our business and will conduct future examinations.

The CFPB has broad enforcement powers, and continues to use them aggressively to police mortgage lenders and servicers as well as other players in the mortgage ecosystem. Our failure to comply with the federal consumer protection laws, rules and regulations to which we are subject, whether actual or alleged, could expose us to investigations, enforcement actions or potential litigation liabilities.

In addition, the occurrence of one or more of the foregoing events or a determination by any court or regulatory agency that our policies and procedures do not comply with applicable law could impact our business operations. For example, if the violation is related to our servicing operations it could lead to a transfer of our servicing responsibilities, increased delinquencies on mortgage loans we service or any combination of these events. Such a determination could also require us to modify our servicing standards. The expense of complying with new or modified servicing standards may be substantial. Any such changes or revisions may have a material impact on our servicing operations, which could be detrimental to our business.

We are required to hold various agency approvals in order to conduct our business and there is no assurance that we will be able to obtain or maintain those agency approvals or that changes in agency guidelines will not materially and adversely affect our business, financial condition, liquidity and results of operations.

We are required to hold certain agency approvals in order to sell mortgage loans to GSEs and service such mortgage loans on their behalf. Our failure to satisfy the various requirements necessary to obtain and maintain such agency approvals over time would restrict our direct business activities and could materially and adversely impact our business, financial condition, liquidity and results of operations.

We are also required to follow specific guidelines that impact the way that we originate and service such agency loans. A significant change in these guidelines that has the effect of decreasing the fees we charge or requiring us to expend additional resources in providing mortgage services could decrease our revenues or increase our costs, which would also adversely affect our business, financial condition, liquidity and results of operations.

In addition, the FHFA has directed the GSEs to align their guidelines for servicing delinquent mortgages and assess compensatory penalties against servicers in connection with the failure to meet specified timelines relating to delinquent loans and foreclosure proceedings, and other breaches of servicing obligations. Our failure to operate efficiently and effectively within the prevailing regulatory framework and in accordance with the applicable origination and servicing guidelines and/or the loss of our seller/servicer license approval or approved issuer status with the agencies could result in our failure to benefit from available monetary incentives and/or expose us to monetary penalties and curtailments, all of which could materially and adversely affect our business, financial condition, liquidity and results of operations.

The state regulatory agencies, GSEs and others continue to be active in their supervision of the loan origination and servicing sectors and the results of these examinations may be detrimental to our business.

State attorneys general, state licensing regulators, and state and local consumer financial protection offices have authority to examine us and/or investigate consumer complaints and to commence investigations and other formal and informal proceedings regarding our operations and activities. In addition, the GSEs and the FHFA, Ginnie Mae, the FTC, HUD, various investors, non-agency securitization trustees and others subject us to periodic reviews and audits. A determination of our failure to comply with applicable law could lead to enforcement action, administrative fines and penalties, or other administrative action.

If we do not obtain and maintain the appropriate state licenses, we will not be allowed to originate or service loans in some states, which would adversely affect our operations.

Our operations are subject to regulation, supervision and licensing under various federal, state and local statutes, ordinances and regulations. In most states in which we operate, a regulatory agency regulates and enforces laws relating to mortgage lenders and mortgage loan servicing companies such as us. In most states, we are subject to periodic examination by state regulatory authorities. Some states in which we operate require special licensing or provide extensive regulation of our business.

As part of licensing requirements, we are typically required to designate individual licensees of record. We cannot ensure that we are, and will always remain, in full compliance with all state licensing laws and regulations, and we may be subject to fines or penalties, including license revocation, for any non-compliance. If we lose a license or are otherwise found to be in violation of a law or regulation, our business operations in that state may be suspended until we obtain the license or otherwise remedy the compliance issue.

We may not be able to maintain all requisite licenses and permits, and the failure to satisfy those and other regulatory requirements could restrict our ability to originate, purchase, sell or service loans. In addition, our failure to satisfy any such requirements relating to servicing of loans could result in a default under our servicing agreements and have a material adverse effect on our operations. Those states that currently do not provide extensive regulation of our business may later choose to do so, and if such states so act, we may not be able to obtain or maintain all requisite licenses and permits. The failure to satisfy those and other regulatory requirements could limit our ability to originate, purchase, sell or service loans in a certain state, or could result in a default under our financing and servicing agreements and have a material adverse effect on our operations. Furthermore, the adoption of additional, or the revision of existing, rules and regulations could have a detrimental effect on our business.

If new laws and regulations lengthen foreclosure times or introduce new regulatory requirements regarding foreclosure procedures, our operating costs could increase and we could be subject to regulatory action.

When a mortgage loan we service is in foreclosure, we are generally required to continue to advance delinquent principal and interest to the securitization trust and to make advances for delinquent taxes and insurance and foreclosure costs and the upkeep of vacant property in foreclosure to the extent that we determine that such amounts are recoverable. These servicing advances are generally recovered when the delinquency is resolved. Regulatory actions that lengthen the foreclosure process will increase the amount of servicing advances that we are required to make, lengthen the time it takes for us to be reimbursed for such advances and increase the costs incurred during the foreclosure process. These regulatory actions and similar that may be taken in the future could increase our operating costs and negatively impact our liquidity, as they may extend the period for which we are required to make advances for delinquent principal and interest, taxes and insurance, and could delay our ability to seek reimbursement from the investor to recoup some or all of the advances.

Increased regulatory scrutiny and new laws and procedures could cause us to adopt additional compliance measures and incur additional compliance costs in connection with our foreclosure processes. We may incur legal and other costs responding to regulatory inquiries or any allegation that we improperly foreclosed on a borrower. We could also suffer reputational damage and could be fined or otherwise penalized if we are found to have breached regulatory requirements.

Our servicing policies and procedures are subject to examination by our regulators, and the results of these examinations may be detrimental to our business.

As a loan servicer, we are examined for compliance with U.S. federal, state and local laws, rules and guidelines by numerous regulatory agencies. It is possible that any of these regulators will inquire about our servicing practices, policies or procedures and require us to revise them in the future. The occurrence of one or more of the foregoing events or a determination by any court or regulatory agency that our servicing policies and procedures do not comply with applicable law could lead to penalties and fines, changes to our servicing practices and standards, transfer of our servicing responsibilities, increased delinquencies on mortgage loans we service or any combination of these events, which could adversely affect our business, financial condition or results of operations.

Regulatory agencies and consumer advocacy groups are asserting claims that the practices of lenders and loan servicers violate anti-discrimination laws.

Antidiscrimination statutes, such as the FHA and the ECOA, prohibit creditors from discriminating against loan applicants and borrowers based on certain characteristics, such as race, ethnicity, sex, religion and national origin. States have analogous anti-discrimination laws that extend protections beyond the protected classes under federal law, extending protections, for example, to gender identity. Various federal regulatory agencies and departments, including the DOJ and CFPB, take the position that these laws apply not only to intentional discrimination, but also to neutral practices that have a disparate impact on a group that shares a characteristic that a creditor may not consider in making credit decisions (i.e., creditor or servicing practices that have a disproportionate negative effect on a protected class of individuals).

These regulatory agencies, as well as consumer advocacy groups and plaintiffs' attorneys, are focusing greater attention on "disparate impact" claims. The U.S. Supreme Court has confirmed that the "disparate impact" theory applies to cases brought under the FHA, while emphasizing that a causal relationship must be shown between a specific policy of the defendant and a discriminatory result that is not justified by a legitimate, non-discriminatory business objective of the defendant. Although it is still unclear whether disparate impact theory applies under the ECOA, regulatory agencies and private plaintiffs can be expected to continue to apply it to both the FHA and the ECOA in the context of home loan lending and servicing. Application of disparate impact theory to our activities exposes us to significant administrative burdens and risks potential liability for noncompliance.

Furthermore, many industry observers believe that the "ability to repay" rule issued by the CFPB, will have the unintended consequence of having a disparate impact on protected classes. Specifically, it is possible that lenders that make only qualified mortgages may be exposed to discrimination claims under a disparate impact theory.

Beyond exposure to potential fair lending or servicing claims under disparate impact theory, lenders face increasing regulatory, enforcement and litigation risk under the FHA and ECOA from claims of "redlining" and "reverse redlining." Redlining is the practice of denying a creditworthy applicant a loan for housing in a certain neighborhood even though the applicant may be otherwise qualified. Reverse redlining is targeting an applicant in a certain neighborhood for a higher cost products or services. Enforcement actions have also been brought against lenders who have been accused of discouraging prospective loan applicants from seeking financing. In late 2021, the DOJ launched a "combating redlining initiative" and partnership with other federal and state agencies, including the CFPB, to police these practices, making clear they are a high priority across the financial services regulatory ecosystem.

The Biden Administration, in June 2021, also formed an interagency task force to address concerns around improper bias in home appraisals. The CFPB, HUD and FHFA all have been clear that policing such bias and working to develop new guidance for industry as to how it can reduce human discretion in the home appraisal and valuation process are key agency priorities in 2023. Such efforts could result in a change in our appraisal practices or expose us to liability under the FHA or ECOA.

In addition to reputational harm, violations of the ECOA and the FHA can result in actual damages, punitive damages, injunctive or equitable relief, attorneys' fees and civil money penalties.

From time to time, we are subject to various legal actions that if decided adversely, could be detrimental to our business.

From time to time, we are named as a defendant in legal proceedings alleging improper lending, servicing or marketing practices, abusive loan terms and fees, disclosure violations, quiet title actions, improper foreclosure practices, violations of consumer protection, securities or other laws, breach of contract and other related matters. In addition, we have a large number of team members and have increased our profile in the community and nationally. As a result, the number of lawsuits against us regarding alleged violation of employment laws, including wage and hour, and other employment issues, has and may continue to increase. In recent years there has been an increase in the number of collective and class actions with respect to employment matters against employers generally. Coupled with the expansion of social media platforms and similar devices that allow individuals access to a broad audience, these claims, whether or not they have merit, could result in reputational risk, negative publicity, out-of-pocket costs and distractions to our management team.

We are subject to various consumer protection regulatory regimes which expose us to liability directly from consumers.

We operate in an industry that is highly sensitive to consumer protection, and we and our clients are subject to numerous local, state and federal laws that are continuously changing. Remediation for non-compliance with these laws can be costly and significant fines may be incurred. We are routinely involved in consumer complaints, regulatory actions and legal proceedings in the ordinary course of our business and may become subject to class action suits alleging non-compliance with these laws. If we were to become involved in a lengthy litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business. We are also routinely involved in state regulatory audits and examinations, and occasionally involved in other governmental proceedings arising in connection with our respective businesses. Negative public opinion can result from our actual or alleged conduct in any number of activities. Negative public opinion can also result from actions taken by government regulators and community organizations in response to our activities, from consumer complaints, including in the CFPB complaints database, and from media coverage, whether accurate or not. Any of these types of matters could cause us to incur costs, loss of business, fines and legal expenses, regardless of any eventual ruling in our favor, and could also harm the reputation of our brand, any of which could have a material adverse effect on our business, financial condition or results of operations.

Accounting rules for certain of our transactions are highly complex and involve significant judgment and assumptions. Changes in accounting interpretations or assumptions could impact our financial statements.

Accounting rules for mortgage loan sales and securitizations, valuations of financial instruments and MSRs, investment consolidations, income taxes and other aspects of our operations are highly complex and involve significant judgment and assumptions. These complexities could lead to a delay in preparation of financial information and the delivery of this information to our stockholders and also increase the risk of errors and restatements, as well as the cost of compliance. Our inability to timely prepare our financial statements in the future would likely be considered a breach of our financial covenants and adversely affect our share price significantly. Changes in accounting interpretations or assumptions as well as accounting rule misinterpretations could result in differences in our financial results or otherwise have a material adverse effect on our business, financial condition, liquidity and results of operations

Risks Associated with Our Corporate Structure and Common Stock

We are controlled by SFS Corp., whose interests may conflict with our interests and the interests of other stockholders.

SFS Corp. holds all of our issued and outstanding Class D common stock, which has ten votes per share, and controls approximately 79% of the combined voting power of our Common Stock (our Class A common stock, Class B common stock, Class C common stock and Class D common stock collectively, the "Common Stock") (based on the Voting Limitation). Without the Voting Limitation, SFS Corp. would have 99% of the combined voting power of our capital stock. As long as SFS Corp. owns at least 10% of the outstanding Common Stock, SFS Corp. will have the ability to determine all corporate actions requiring stockholder approval, including the election and removal of directors and the size of our Board, any amendment to our certificate of incorporation or bylaws, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. This could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of our Class A common stock to decline or prevent stockholders from realizing a premium over the market price for our Class A common stock. SFS Corp.'s interests may conflict with our interests as a company or the interests of our other stockholders.

Resales of the outstanding shares of Class A common stock or shares issuable upon Holdings LLC Unit Exchanges, exercise of Warrants or in connection with the Earn-Out could depress the market price of our Class A common stock or result in dilution.

As of February 23, 2024, there were 94,507,889 shares of our Class A common stock outstanding. In addition, (1) 1,502,069,787 shares of Class A common stock (or approximately 1,592,831,471 shares of Class A common stock if the full amount of the Earn-Out Shares is earned) may be issued to SFS Corp. or its transferees or assignees in connection with future Holdings LLC Unit Exchanges and (2) 15,874,987 shares may be issued upon exercise of our outstanding Warrants with a strike price of $11.50 per share. Currently, all of the shares of Class A common stock outstanding are freely tradable. In addition, we have the obligation to register for resale, at any time, all of the Shares of Class A Common Stock issuable to SFS Corp. upon Holdings LLC Unit Exchanges, of which 500 million shares have been currently registered. Shares of Class A common stock issuable upon the exercise of our Warrants or in connection with the Earn-Out or upon Holdings LLC Unit Exchanges may result in dilution to the then existing holders of our Class A common stock and increase the number of shares eligible for resale in the public market. Such sales of shares of Class A common stock or the perception that such sales may occur could depress the market price of our Class A common stock.

As a "controlled company" within the meaning of NYSE listing rules, we qualify for exemptions from certain corporate governance requirements. We have the opportunity to elect any of the exemptions afforded a controlled company.

Because SFS Corp. controls more than a majority of our total voting power, we are a "controlled company" within the meaning of NYSE listing rules. Under NYSE rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a "controlled company" and may elect not to comply with the following NYSE rules regarding corporate governance:

- the requirement that a majority of our Board of directors consist of independent directors;

- the requirement that compensation of our executive officers be determined by a majority of the independent directors of the Board or a compensation committee comprised solely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

- the requirement that director nominees be selected, or recommended for the Board's selection, either by a majority of the independent directors of the Board or a nominating committee comprised solely of independent directors with a written charter addressing the committee's purpose and responsibilities.

Three of our ten directors are independent directors and our Board has an independent audit committee. However, our Board does not have a majority of independent directors, or a compensation committee comprised of solely independent directors or a nominating committee. Rather, actions with respect to executive compensation will be taken by the Compensation Committee on which Mr. Mat Ishbia sits, and compensation decisions with respect to Mr. Ishbia's compensation will be taken by a special subcommittee, and director nominations will be made by our full Board. Our Board has determined that Stacey Coopes, Kelly Czubak, and Robert Verdun are "independent directors," as defined in the NYSE listing rules and applicable SEC rules.

We may experience volatility in the trading price of our shares due to fluctuations in our quarterly operating results or other factors.

Significant fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Since the consummation of our Business Combination, trading in the shares of our Class A common stock has been extremely volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Accordingly, the valuation ascribed to us and our Class A common shares may not be indicative of the price of that will prevail in the trading market in the future. Any of the factors in this Annual Report could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

In addition, broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general and NYSE have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. In addition, the trading prices of companies that were formerly special purpose acquisition companies have, and may continue to, experience volatility unrelated to the operating performance of the specific company. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to our business could depress our stock price regardless of our business, prospects, financial condition or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Anti-takeover provisions contained in our Charter and Amended and Restated Bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our Charter contains provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together, these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. These provisions include:

- a capital structure where holders of Class B common stock and holders of Class D common stock each have ten votes per share of Class B common stock and Class D common stock (as compared with holders of Class A common stock and holders of Class C common stock, who each have one vote per share of Class A common stock and Class C common stock, respectively) and consequently have a greater ability to control the outcome of matters requiring stockholder approval, even when the holders of Class B common stock and Class D common stock own significantly less than a majority of the outstanding shares of Common Stock;

- no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect candidates to serve as a director of our Board;

- a classified Board with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our Board;

- the requirement that, at any time from and after the Voting Rights Threshold Date, directors elected by the stockholders generally entitled to vote may be removed from our Board solely for cause;

- the exclusive right of our Board, from and after the Voting Rights Threshold Date, to fill newly created directorships and vacancies with respect to directors elected by the stockholders generally entitled to vote, which prevents stockholders from being able to fill vacancies on our Board;

- the prohibition on stockholder action by written consent from and after the Voting Rights Threshold Date, which forces stockholder action from and after the Voting Rights Threshold Date to be taken at an annual or special meeting of stockholders;

- the requirement that special meetings of stockholders may only be called by the Chairperson of our Board, our Chief Executive Officer or our Board, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

- the requirement that, from and after the Voting Rights Threshold Date, amendments to certain provisions of our Charter and amendments to the Amended and Restated Bylaws must be approved by the affirmative vote of the holders of at least seventy-five percent (75%) in voting power of our then outstanding shares generally entitled to vote;

- our authorized but unissued shares of Common Stock and Preferred Stock, par value $0.0001 per share, are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans; the existence of authorized but unissued and unreserved shares of Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise; and

- advance notice procedures set forth in the Amended and Restated Bylaws that stockholders must comply with in order to nominate candidates to our Board or to propose other matters to be acted upon at a meeting of stockholders, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

Our Charter contains a provision renouncing our interest and expectancy in certain corporate opportunities.

Our Charter provides that we have no interests or expectancy in, or being offered an opportunity to participate in any corporate opportunity, to the fullest extent permitted by applicable law, with respect to any lines of business or business activity or business venture conducted by any UWM Related Persons as of the date of the filing of our Charter with the Secretary of State of the State of Delaware or received by, presented to or originated by UWM Related Persons after the date of the filing of our Charter with the Secretary of State of the State of Delaware in such UWM Related Person's capacity as a UWM Related Person (and not in his, her or its capacity as a director, officer or employee of ours), in each case, other than any corporate opportunity with respect to residential mortgage lending. These provisions of our Charter create the possibility that a corporate opportunity of ours may be used for the benefit of the UWM Related Persons.

The provision of our Charter requiring exclusive forum in the state courts in the State of Michigan or the State of Delaware for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our Charter requires that, unless we consent in writing to the selection of an alternative forum, (i) any derivative action brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or employee of our business to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our Charter or Amended and Restated Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine of the State of Delaware, in each case, to be filed in either (x) the Sixth Judicial Circuit, Oakland County, Michigan (or, if the Sixth Judicial Circuit, Oakland County, Michigan lacks jurisdiction over any such action or proceeding, then another state court of the State of Michigan, or if no state court of the State of Michigan has jurisdiction over any such action or proceeding, then the United States District Court for the Eastern District of Michigan) or (y) the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction over any such action or proceeding, then the Superior Court of the State of Delaware, or, if the Superior Court of the State of Delaware lacks jurisdiction then the U.S. District Court for the District of Delaware). The exclusive forum provision described above does not apply to actions arising under the Securities Act or the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law, the exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. Further, in the event a court finds the exclusive forum provision contained in our Charter to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

General Risk Factors

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We are subject to income taxes in the U.S. at the federal, state and local levels. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

- changes in the valuation of our deferred tax assets and liabilities;

- expected timing and amount of the release of any tax valuation allowances;

- tax effects of stock-based compensation;

- changes in tax laws, regulations or interpretations thereof;

- increases in UWMC's ownership of Holdings LLC resulting from Holdings LLC Unit Exchanges; or

- lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by taxing authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

Item 1B. Unresolved Staff Comments

None

Item 1C. Cybersecurity

We recognize the critical importance of maintaining the safety and security of our technology systems and data and have a holistic process for overseeing and managing cybersecurity and information technology related risks. This process is supported by both management and our Board. The Audit Committee (the "Audit Committee") of our Board has oversight of the Company's risk management program, and cybersecurity is a component of our overall approach to risk management.

Our cybersecurity policies, standards, processes and practices are integrated across our operational risk management programs and are based on industry recognized frameworks. A cybersecurity threat is any potential unauthorized occurrence, on or conducted through, our information systems that may result in adverse effects on the confidentiality, integrity or availability of our information systems or any information residing therein.

Cybersecurity risk management and strategy

As one of the critical elements of our overall risk management program, our cybersecurity program is focused on the following key areas:

- **Technical & Administrative Safeguards:** We deploy technical and administrative safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are regularly evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

- **Incident Response & Recovery Planning:** We have established and maintain incident response and recovery plans that address our response procedures in the event of a multitude of various cybersecurity incidents, and such plans are tested and evaluated on a regular basis.

- **Third-Party Risk Management:** We maintain a preemptive and comprehensive risk-based approach to identifying and overseeing potential cybersecurity risks presented by third parties, including our vendors, service providers and other external users of our systems. We conduct cybersecurity assessments of third-party vendors that we engage with in our operations, which take place both upon initial engagement and annually, in order to identify and evaluate potential vulnerabilities, including on-site visits for evaluation of certain core operational third-party vendors. In addition, our agreements with material vendors, including subservicers, contain indemnification provisions with respect to cybersecurity matters.

- **Independent Assessments with Outside Consultants:** In addition to the broad capabilities of our internal information security team, we also engage various outside consultants, including contractors, auditors, and other third parties, to among other things, conduct independent assessments and regular testing of our networks and systems to identify vulnerabilities through penetration testing, while also measuring and advising on potential improvements to our incident prevention, response and documentation procedures.

- **Team Member Education & Awareness:** We provide in-depth training to new team members, as well as annual, mandatory training for all team members regarding cybersecurity threats as a means to equip our team members with effective tools to identify and prevent cybersecurity threats, and to communicate our evolving information security policies, standards, processes and practices.

Governance & Personnel

Our Board has delegated to the Audit Committee the responsibility for monitoring and overseeing our cybersecurity and other information technology risks, controls, strategies and procedures. The Audit Committee periodically evaluates our information security strategies to ensure effectiveness and, if appropriate, may also include a review from third-party consultants and experts. Our Senior Vice President and Chief Information Security Officer ("CISO") presents and engages with the Audit Committee and the Board at least semi-annually and more frequently, as needed. Our CISO updates the Audit Committee and the Board on matters regarding information security policies and procedures and cybersecurity risk management strategy. In addition, the full Board may review and assess cybersecurity risks as part of its responsibilities for our risk management oversight.

In addition, we have a Risk Committee comprised of our top executives from across UWM, including our Chief Executive Officer, Chief Risk Officer, Chief Operating Officer, Chief Financial Officer and Chief Accounting Officer, Chief People Officer, CISO and several other leaders across our legal, operational and reporting functions. The Risk Committee meets every month to discuss and address management of the risks facing our business. Technological risk is a regular component analyzed by our Risk Committee to identify and assess potential cybersecurity risks across our business operations.

Our Information Security team, led by our CISO has a combined six decades of experience in information technology and cybersecurity. Furthermore, our CISO holds a number of certifications, including CISSP (Certified Information Systems Security Professional), serves on the CISO ExecNet Advisory Council and is active in a number of information security communities and groups. The Information Security team conducts periodic assessment and testing of our policies, standards, processes and practices that are designed to address a multitude of potential cybersecurity threats and incidents. These efforts include a wide range of activities, including penetration testing multiple times throughout the year, adoption and regular evaluation of incident response plans and procedures, regular team member email phishing test campaigns, email security monitoring, real-time vulnerability scanning and intrusion detection, team member cybersecurity awareness programs, regular audits and evaluations of internal and third-party systems, and continuous improvement of the information security management system.

Our CISO works collaboratively with leaders of each of our business operations teams to implement programs designed to protect our information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with incident response and recovery plans. We maintain a cyber incident response plan to timely, consistently, and compliantly address cybersecurity threats that may occur despite the Company's safeguards. The response plan covers preparation, detection and analysis, containment and investigation, notification (which may include timely notice to the Board if deemed material or appropriate), eradication and recovery, and incident closure and post-incident analysis. Through ongoing communications with management, our CISO monitors the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time, and reports such threats and incidents to our executive management and the Audit Committee when appropriate.

We face ongoing and constantly developing risks from cybersecurity threats that, if realized, may materially affect our business strategy, results of operations, and financial condition. For more information regarding cybersecurity-related risks that could materially affect our business strategies, results of operations, or financial condition, please see Item 1A in this Form 10-K under the headings "*We may not be able to detect or prevent cyberattacks and other data and security breaches, which could adversely affect our business and subject us to liability to third parties.*" and "*Technology disruptions or failures, including a failure in our operational or security systems or infrastructure, or those of third parties with whom we do business, could disrupt our business, cause legal or reputational harm and adversely impact our results of operations and financial condition.*"

Item 2. Properties

Our corporate headquarters, located in Pontiac, Michigan, is comprised of leased buildings with approximately 1.4 million square feet of occupied space, that house substantially all of our operations. In addition, we have two land leases, one providing parking space for our team members and the other an outdoor food court pavilion. We lease the space from entities controlled by Mat Ishbia, our CEO and Jeff Ishbia, a director and our founder. We believe that our corporate headquarters is suitable and adequate to meet the needs of our business.

Item 3. Legal Proceedings

We operate in a heavily regulated industry that is highly sensitive to consumer protection, and we are subject to numerous federal, state and local laws. We are routinely involved in consumer complaints, regulatory actions and legal proceedings in the ordinary course of our business. We are also routinely involved in state regulatory audits and examinations, and occasionally involved in other governmental proceedings arising in connection with our respective business. The resolution of these matters, including the matters specifically described below, is not currently expected to have a material adverse effect on our financial position, financial performance or cash flows.

On April 23, 2021, a complaint was filed in the U.S. District Court for the Middle District of Florida against the Company and Mat Ishbia, individually by The Okavage Group, LLC ("Okavage") on behalf of itself and all other mortgage brokers who are, or have been clients of UWM and either Fairway Independent Mortgage or Rocket Pro TPO. After the Company and Mat Ishbia filed a motion to dismiss the complaint, Okavage filed a motion for leave to amend its complaint on August 2, 2021, and on August 3, 2021, the Court granted Okavage's motion and ordered the clerk to file Plaintiff's First Amended Class Action Complaint with its corresponding attachments. In its amended complaint, Okavage dropped the Company as a defendant and added UWM as a defendant. Okavage purports to represent the same set of mortgage brokers as in its original complaint and alleges that UWM's new policy to no longer enter into new transactions with Independent Mortgage Brokers who also sold mortgage loans to these two market participants amounted to anticompetitive conduct under federal and Florida antitrust laws. Okavage seeks class certification, treble damages, attorneys' fees and injunctive relief. UWM filed a renewed motion to dismiss on September 7, 2021. On July 27, 2022, the Magistrate Judge assigned to consider UWM's motion to dismiss recommended that the amended complaint be dismissed in its entirety without prejudice. In response, Okavage filed a second amended class action complaint on November 8, 2022. On March 24, 2023, Okavage filed a motion for leave to file a supplemental complaint, which the court granted on July 18, 2023. On August 14, 2023, UWM filed a motion to dismiss the supplemental class action complaint. While UWM's motion to dismiss is pending before the Court, on February 6, 2024, the Magistrate Judge issued a report and recommendation that UWM's motion be granted and that the complaint be dismissed on all counts. The plaintiffs have filed objections to the Magistrate's report. We have until March 5, 2024 to file our response to the objections.

On February 3, 2022, UWM filed a complaint against America's Moneyline, Inc. ("AML"), a former client, in the U.S. District Court for the Eastern District of Michigan, seeking monetary damages and injunctive relief. The complaint alleges that AML breached the parties' wholesale broker agreement by submitting mortgage loans and mortgage loan applications to certain select retail lenders. On February 25, 2022, AML filed its answer to the complaint and included certain counterclaims, including fraud and misrepresentation, against UWM. UWM filed a motion to dismiss AML's counterclaims, and on December 12, 2022, the court granted UWM's motion in large part, dismissing all of AML's counterclaims except for its declaratory judgment claim. On March 8, 2023, AML filed an amended counterclaim. On April 19, 2023, UWM filed a motion to dismiss the amended counterclaim, and that motion remains pending.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Price and Ticker Symbol

Our Class A common stock and Warrants are currently listed on the NYSE under the symbols "UWMC" and "UWMCWS," respectively. The closing price of the Class A common stock and Warrants as of February 23, 2024 was $6.69 and $0.23, respectively.

Holders

As of February 23, 2024, there were 39 holders of record of our Class A common stock and 3 holders of record of our Warrants. Such numbers do not include beneficial owners holding our securities through nominee names. There is no public market for our Class B common stock, Class C common stock, or Class D common stock.

Dividend Policy

We initiated a quarterly dividend on shares of our Class A common stock in the first quarter of 2021. The dividend amount is reviewed each quarter and declared by our Board of Directors quarterly based on a number of factors, including, among other things, our earnings, our financial condition, growth outlook, the capital required to support ongoing growth opportunities and compliance with other internal and external requirements. In connection with the declaration of a dividend on our shares of Class A common stock, the Board, in its capacity as the Manager of Holdings LLC (UWMC's consolidated subsidiary and UWM's direct parent), is required pursuant to the terms of the Holdings LLC Second Amended and Restated Operating Agreement, to determine whether to (a) make distributions from Holdings LLC to only UWMC, as the owner of the Class A Units of Holdings LLC with the proportional amount due to SFS Corp. as the owner of the Class B Units of Holdings LLC, being distributed upon the sooner to occur of (i) the Board making a determination to do so or (ii) the date on which Class B Units of Holdings LLC are converted into shares of Class B common stock of UWMC or (b) make proportional and simultaneous distributions from Holdings LLC to both UWMC, as the owner of the Class A Units of Holdings LLC and to SFS Corp. as the owner of the Class B Units of Holdings LLC.

Share Repurchase Program

On May 9, 2021, the Company's Board of Directors authorized a share repurchase program of up to $300.0 million in aggregate value of the Company's Class A common stock effective May 11, 2021. The share repurchase program authorized the Company to repurchase shares of the Company's Class A common stock from time to time, in the open market or through privately negotiated transactions, at management's discretion based on market and business conditions, applicable legal and regulatory requirements as well as other factors. Shares purchased were retired. The program expired on May 11, 2023 pursuant to its terms.

There were no repurchases of the Company's shares of its outstanding Class A common stock during the year ended December 31, 2023.

Performance Graph

The graph below compares the cumulative total return for our common stock for the period from the closing of the Business Combination transaction on January 21, 2021 through December 31, 2023 with the comparable cumulative returns of two indices: the Russell 2000 Index and the Dow Jones US Mortgage Finance Index, which is an industry index comprised of mortgage financing companies. The graph assumes $100 invested on January 21, 2021 and reflects the cumulative total return on that investment, including the reinvestment of all dividends where applicable, through December 31, 2023.



Comparison of Total Return
(January 21, 2021 to December 31, 2023)

UWMC — Dow Jones US Mortgage Finance Index — Russell 2000 Index

_____

We use January 21, 2021 as our initial measuring point because we completed our business combination with Gores IV on January 21, 2021, the date on which our shares of Class A common stock began trading on the NYSE.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following management's discussion and analysis of our financial condition and results of operations should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and the related notes and other information included elsewhere in this Annual Report on Form 10-K (the "Form 10-K"). This discussion and analysis contains forward-looking statements that involve risks and uncertainties which could cause our actual results to differ materially from those anticipated in these forward-looking statements, including, but not limited to, risks and uncertainties discussed under the heading "Cautionary Note Regarding Forward-Looking Statements," in this report and in Part I. Item 1A. "Risk Factors" and elsewhere in this Form 10-K.

Business Overview

We are the largest overall residential mortgage lender in the U.S., by closed loan volume, despite originating mortgage loans exclusively through the wholesale channel. For the last nine years, including the year ended December 31, 2023 we have also been the largest wholesale mortgage lender in the U.S. by closed loan volume. With a culture of continuous innovation of technology and enhanced client experience, we lead our market by building upon our proprietary and exclusively licensed technology platforms, superior service and focused partnership with the independent mortgage broker community. We originate primarily conforming and government loans across all 50 states and the District of Columbia.

Our mortgage origination business derives revenue from originating, processing and underwriting primarily government-sponsored enterprise ("GSE") conforming mortgage loans, along with FHA, USDA and VA mortgage loans, which are subsequently pooled and sold in the secondary market. For the year ended December 31, 2023, 93% of the loans we originated were sold to Fannie Mae or Freddie Mac, or were transferred to Ginnie Mae pools in the secondary market, while the remainder were primarily jumbo loans that are underwritten to the same "Qualified Mortgage" underwriting standards and have a similar risk profile but are sold to third party investors primarily due to loan size. The mortgage origination process generally begins with a borrower entering into an IRLC with us that is arranged by an independent mortgage advisor, pursuant to which we have committed to enter into a mortgage at specified interest rates and terms within a specified period of time with a borrower who has applied for a loan and met certain credit and underwriting criteria. As we have committed to providing a mortgage loan at a specific interest rate, we generally hedge that risk by selling forward-settling mortgage-backed securities and FLSCs in the To Be Announced ("TBA") market. When the mortgage loan is closed, we fund the loan with approximately 2-3%, on average, of our own funds and the remainder with funds drawn under one of our warehouse facilities (except when we opt to "self-warehouse" in which case we use our cash to fund the entire loan). At that point, the mortgage loan is legally owned by our warehouse facility lender and is subject to our repurchase right (other than when we self-warehouse). When we have identified a pool of mortgage loans to sell to the agencies, non-governmental entities, other investors, or through our private label securitization transactions, we repurchase loans not already owned by us from our warehouse lender and sell the pool of mortgage loans into the secondary market, but in most instances retain the mortgage servicing rights, or MSRs, associated with those loans. We currently retain the majority of the mortgage servicing rights ("MSRs") associated with our production, but we have, and intend to continue to opportunistically sell MSRs depending on market conditions. This nimble approach has provided us funding flexibility, and reduced legacy MSR asset exposure. When we sell MSRs, we typically sell them in the bulk MSR secondary market.

Our unique model, focusing exclusively on the wholesale channel, results in what we believe to be complete alignment with our clients and superior customer service arising from our investments in people and technology that has driven demand for our services from our clients.

New Accounting Pronouncements Not Yet Effective

See *Note 1 – Organization, Basis of Presentation and Summary of Significant Accounting Policies* to the consolidated financial statements for details of recently issued accounting pronouncements and their expected impact on the Company's consolidated financial statements.

Components of Revenue

We generate revenue from the following three components of the loan origination business: (i) loan production income, (ii) loan servicing income, and (iii) interest income.

Loan production income. Loan production income includes all components related to the origination and sale of mortgage loans, including:

- primary gain, which represents the premium we may receive in excess of the loan principal amount adjusted for previous fair value adjustments, and certain fees charged by investors upon sale of loans into the secondary market. When the mortgage loan is sold into the secondary market, any difference between the proceeds received and the current fair value of the loan is recognized in current period earnings;

- loan origination and certain other fees related to the origination of a loan, which generally represent flat, per-loan fee amounts;

- provision for representation and warranty obligations, which represent the reserves initially established at the time of sale for our estimated liabilities associated with the potential repurchase or indemnity of purchasers of loans previously sold due to representation and warranty claims by investors. Included within these reserves are amounts for estimated liabilities for requirements to repay a portion of any premium received from investors on the sale of certain loans if such loans are repaid in their entirety within a specified time period after the sale of the loans;

- the change in fair value of IRLCs, FLSCs and recorded loans on the balance sheet, due to changes in estimated fair value, driven primarily by interest rates but also influenced by other assumptions; and

- capitalization of MSRs, representing the estimated fair value of newly originated MSRs when loans are sold and the associated servicing rights are retained.

Compensation earned by our clients, Independent Mortgage Brokers, is included in the cost of the loans we originate, and therefore netted within loan production income.

Loan servicing income. Loan servicing income consists of the contractual fees earned for servicing the loans and includes ancillary revenue such as late fees and modification incentives. Loan servicing income is recorded upon collection of payments from borrowers.

Interest income. Interest income represents interest earned on mortgage loans at fair value.

Components of Operating Expenses

Our operating expenses include salaries, commissions and benefits, direct loan production costs, marketing, travel and entertainment, depreciation and amortization, servicing costs, general and administrative (including professional services, occupancy and equipment), interest expense, and other expense (income) (primarily related to the increase or decrease, respectively, in the fair value of the liability for the Public and Private Warrants, the increase or decrease, respectively, in the

Tax Receivable Agreement liability, and the decrease or increase, respectively, in the fair value of retained investment securities).

Years Ended December 31, 2023, 2022 and 2021 Summary

For the year ended December 31, 2023, we originated $108.3 billion in loans, which was a decrease of $19.0 billion, or 14.9%, from the $127.3 billion of originations during the year ended December 31, 2022. We reported a net loss of $69.8 million during the year ended December 31, 2023, which was a decrease of $1.0 billion, or 107.5%, compared to net income of $931.9 million for the year ended December 31, 2022. Adjusted EBITDA for the year ended December 31, 2023 was $478.3 million as compared to $282.4 million for the year ended December 31, 2022. Refer to the "*Non-GAAP Financial Measures*" section below for a detailed discussion of how we define and calculate Adjusted EBITDA.

For the year ended December 31, 2022, we originated $127.3 billion in loans, which was a decrease of $99.2 billion, or 44%, from the year ended December 31, 2021. We generated $931.9 million of net income during the year ended December 31, 2022, which was a decrease of $636.5 million, or 40.6%, compared to net income of $1.57 billion for the year ended December 31, 2021. Adjusted EBITDA for the year ended December 31, 2022 was $282.4 million as compared to $1.42 billion for the year ended December 31, 2021. Refer to the "*Non-GAAP Financial Measures*" section below for a detailed discussion of how we define and calculate Adjusted EBITDA.

Non-GAAP Financial Measures

To provide investors with information in addition to our results as determined by U.S. GAAP, we disclose Adjusted EBITDA as a non-GAAP measure, which our management believes provides useful information on our performance to investors. This measure is not a measurement of our financial performance under U.S. GAAP, and it may not be comparable to a similarly titled measure reported by other companies. Adjusted EBITDA has limitations as an analytical tool, and it should not be considered in isolation or as an alternative to revenue, net income or any other performance measures derived in accordance with U.S. GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

We define Adjusted EBITDA as earnings before interest expense on non-funding debt, provision for income taxes, depreciation and amortization, stock-based compensation expense, the change in fair value of MSRs due to valuation inputs or assumptions, the impact of non-cash deferred compensation expense, the change in fair value of the Public and Private Warrants, the change in the Tax Receivable Agreement liability, and the change in fair value of retained investment securities. We exclude the change in the Tax Receivable Agreement liability, the change in fair value of the Public and Private Warrants, the change in fair value of retained investment securities, and the change in fair value of MSRs due to valuation inputs or assumptions as these represent non-cash, non-realized adjustments to our earnings, which is not indicative of our performance or results of operations. Adjusted EBITDA includes interest expense on funding facilities, which are recorded as a component of interest expense, as these expenses are a direct operating expense driven by loan origination volume. By contrast, interest expense on non-funding debt is a function of our capital structure and is therefore excluded from Adjusted EBITDA. Non-funding debt includes the Company's senior notes, lines of credit, borrowings against investment securities, equipment notes payable, and finance leases.

We use Adjusted EBITDA to evaluate our operating performance, and it is one of the measures used by our management for planning and forecasting future periods. We believe the presentation of Adjusted EBITDA is relevant and useful for investors because it allows investors to view results in a manner similar to the method used by our management and may make it easier to compare our results with other companies that have different financing and capital structures.

The following table presents a reconciliation of net income (loss), the most directly comparable U.S. GAAP financial measure, to Adjusted EBITDA:

($ in thousands)		For the year ended December 31,				
		2023		2022		2021
Net income (loss)	$	(69,782)	$	931,858	$	1,568,400
Interest expense on non-funding debt		172,498		132,647		86,086
Provision (benefit) for income taxes		(6,511)		2,811		9,841
Depreciation and amortization		46,146		45,235		35,098
Stock-based compensation expense		13,832		7,545		6,467
Change in fair value of MSRs due to valuation inputs or assumptions [1]		330,031		(868,803)		(286,348)
Deferred compensation, net[2]		(7,938)		7,370		21,900
Change in fair value of Public and Private Warrants [3]		6,060		(7,683)		(36,105)
Change in Tax Receivable Agreement liability [4]		(1,575)		3,200		11,937
Change in fair value of investment securities [5]		(4,491)		28,222		1,061
Adjusted EBITDA	$	478,270	$	282,402	$	1,418,337

(1) Reflects the change ((increase)/decrease) in fair value of MSRs due to changes in valuation inputs or assumptions, including discount rates and prepayment speed assumptions, primarily due to changes in market interest rates. Refer to *Note 5 - Mortgage Servicing Rights* to the consolidated financial statements.
(2) Reflects management incentive bonuses under our long-term incentive plan that are accrued when earned, net of cash payments.
(3) Reflects the change (increase/(decrease)) in the fair value of the Public and Private Warrants.
(4) Reflects the change (increase/(decrease)) in the Tax Receivable Agreement liability. Refer to *Note 1 - Organization, Basis of Presentation and Summary of Significant Accounting Policies* to the consolidated financial statements for additional information related to the Tax Receivable Agreement.
(5) Reflects the change (decrease/(increase)) in the fair value of the retained investment securities.

Results of Operations for the Years Ended December 31, 2023, 2022 and 2021

($ in thousands)		For the year ended December 31,				
		2023		2022		2021
Revenue						
Loan production income	$	1,000,547	$	981,988	$	2,585,807
Loan servicing income		818,703		792,072		638,738
Change in fair value of mortgage servicing rights		(854,148)		284,104		(587,813)
Gain on sale of mortgage servicing rights		—		—		1,791
Interest income		346,225		314,462		331,770
Total revenue, net		1,311,327		2,372,626		2,970,293
Expenses						
Salaries, commissions and benefits		530,231		552,886		697,680
Direct loan production costs		104,262		90,369		72,952
Marketing, travel, and entertainment		84,515		74,168		62,472
Depreciation and amortization		46,146		45,235		35,098
General and administrative		170,423		179,549		133,334
Servicing costs		131,792		166,024		108,967
Interest expense		320,256		305,987		304,656
Other expense (income)		(5)		23,739		(23,107)
Total expenses		1,387,620		1,437,957		1,392,052
Earnings (loss) before income taxes		(76,293)		934,669		1,578,241
Provision (benefit) for income taxes		(6,511)		2,811		9,841
Net income (loss)		(69,782)		931,858		1,568,400
Net income (loss) attributable to non-controlling interest		(56,552)		890,143		1,469,955
Net income (loss) attributable to UWM Holdings Corporation	$	(13,230)	$	41,715	$	98,445

Loan production income

The table below provides details of the composition of our loan production for each of the periods presented:

Loan Production Data:	For the year ended December 31,					
($ in thousands)	2023		2022		2021	
Loan origination volume by type						
Purchase:						
Conventional	$	**58,833,673**	$	62,274,030	$	63,026,794
Government		**29,640,141**		23,773,422		14,833,808
Jumbo and other[1]		**5,381,530**		4,782,879		9,395,143
Total purchase	$	**93,855,344**	$	90,830,331	$	87,255,745
Refinance:						
Conventional	$	**7,082,401**	$	27,059,252	$	120,152,065
Government		**5,189,598**		7,834,636		12,034,583
Jumbo and other[1]		**2,148,540**		1,561,242		7,061,299
Total refinance		**14,420,539**		36,455,130		139,247,947
Total loan origination volume	$	**108,275,883**	$	127,285,461	$	226,503,692
Portfolio metrics						
Average loan amount	$	**368**	$	365	$	346
Weighted average loan-to-value ratio		**82.89 %**		79.67 %		71.68 %
Weighted average credit score		**737**		738		750
Weighted average note rate		**6.65 %**		4.82 %		2.90 %
Percentage of loans sold						
To GSEs		**93 %**		94 %		90 %
To other counterparties		**7 %**		6 %		10 %
Servicing-retained		**95 %**		97 %		99 %
Servicing-released		**5 %**		3 %		1 %

[1] Comprised of non-agency jumbo products and non-qualified mortgage products, including home equity lines of credit ("HELOCs") (which in many instances are second liens) and construction loans.

The components of loan production income for the periods presented were as follows:

($ in thousands)	For the year ended December 31, 2023	2022	Change	Change %
Primary loss	**$ (1,514,340)**	$ (1,479,762)	$ (34,578)	2.3 %
Loan origination fees	**284,185**	278,594	5,591	2.0 %
Provision for representation and warranty obligations	**(38,676)**	(30,416)	(8,260)	27.2 %
Capitalization of MSRs	**2,269,378**	2,213,572	55,806	2.5 %
Loan production income	**$ 1,000,547**	$ 981,988	$ 18,559	1.9 %
Gain margin(1)	**0.92 %**	0.77 %	0.15 %	

($ in thousands)	For the year ended December 31, 2022	2021	Change	Change %
Primary loss	$ (1,479,762)	$ (244,134)	$ (1,235,628)	506.1 %
Loan origination fees	278,594	477,759	(199,165)	(41.7)%
Provision for representation and warranty obligations	(30,416)	(45,301)	14,885	(32.9)%
Capitalization of MSRs	2,213,572	2,397,483	(183,911)	(7.7)%
Loan production income	$ 981,988	$ 2,585,807	$ (1,603,819)	(62.0)%
Gain margin(1)	0.77 %	1.14 %	(0.37)%	

(1) Represents total loan production income divided by total loan origination volume for the applicable period.

Loan production income was $1.0 billion for the year ended December 31, 2023, an increase of $18.6 million, or 1.9%, as compared to $982.0 million for the year ended December 31, 2022. The increase in loan production income was primarily driven by an increase in gain margin from 77 basis points for the year ended December 31, 2022 to 92 basis points for the same period in 2023 primarily as a result of a pricing initiative during the second half of 2022. The increase due to improved pricing in 2023 was partially offset by a decrease in loan production volume of $19.0 billion, or 14.9%, from $127.3 billion to $108.3 billion during the year ended December 31, 2023, as compared to the same period in 2022, due to lower refinance volume as a result of the higher primary mortgage interest rate environment during all of 2023, partially offset by an increase in purchase volume despite the higher interest rate environment during all of 2023.

Loan production income was $982.0 million for the year ended December 31, 2022, a decrease of $1.6 billion, or 62.0%, as compared to $2.59 billion for the year ended December 31, 2021. The decrease in loan production income was primarily driven by a decrease in loan production volume, along with a decrease of 37 basis points in gain margin, from 114 basis points for the year ended December 31, 2021 to 77 basis points for the same period in 2022. Loan production volume declined $99.2 billion, or 44%, from $226.5 billion to $127.3 billion during the year ended December 31, 2022, as compared to the same period in 2021, primarily due to lower refinance volume as a result of the higher primary mortgage interest rate environment during 2022, partially offset by an increase in purchase volume despite the higher interest rate environment and an overall decline in purchase volume for the industry. The decrease in gain margin from the prior year period was primarily due to an increase in primary loss due to the increasing interest rate and the competitive mortgage pricing environments in 2022, impacted by a pricing initiative launched by UWM in the second half of 2022 aimed at long-term growth of the wholesale channel and our market share.

Loan servicing income and Servicing costs

The table below summarizes loan servicing income and servicing costs for each of the periods presented (servicing costs include amounts paid to sub-servicers and other direct costs of servicing, but exclude the costs of team members that oversee UWM's servicing operations):

($ in thousands)	For the year ended December 31,		Change $	Change %
	2023	2022		
Contractual servicing fees	$ 803,750	$ 781,109	$ 22,641	2.9 %
Late, ancillary and other fees	14,953	10,963	3,990	36.4 %
Loan servicing income	$ 818,703	$ 792,072	$ 26,631	3.4 %
Servicing costs	131,792	166,024	(34,232)	(20.6)%

($ in thousands)	For the year ended December 31,		Change $	Change %
	2022	2021		
Contractual servicing fees	$ 781,109	$ 632,276	$ 148,833	23.5 %
Late, ancillary and other fees	10,963	6,462	4,501	69.7 %
Loan servicing income	$ 792,072	$ 638,738	$ 153,334	24.0 %
Servicing costs	166,024	108,967	57,057	52.4 %

($ in thousands)	For the year ended December 31,		
	2023	2022	2021
Average UPB of loans serviced	$ 297,033,124	$ 309,141,653	$ 256,130,021
Average number of loans serviced	908,519	961,140	821,406
Weighted average servicing fee as of period end	0.3029 %	0.2862 %	0.2624 %

Loan servicing income was $818.7 million for the year ended December 31, 2023, an increase of $26.6 million, or 3.4%, as compared to $792.1 million for the year ended December 31, 2022. The increase in loan servicing income during the year ended December 31, 2023 was primarily driven by higher average servicing fees, partially offset by a decline in the average servicing portfolio.

Servicing costs decreased $34.2 million for the year ended December 31, 2023 as compared to the same period in 2022 as a result of lower loss mitigation expenses, a decline in the average servicing portfolio, and improved pricing with our sub-servicers.

Loan servicing income was $792.1 million for the year ended December 31, 2022, an increase of $153.3 million, or 24.0%, as compared to $638.7 million for the year ended December 31, 2021. The increase in loan servicing income during the year ended December 31, 2022 was primarily driven by the increased average servicing portfolio.

Servicing costs increased $57.1 million for the year ended December 31, 2022 from the year ended December 31, 2021 as a result of the increase in the average servicing portfolio and higher loss mitigation expenses in 2022.

As of the dates presented below, our loan servicing portfolio of loans serviced for others consisted of the following:

($ in thousands)	December 31, 2023	December 31, 2022
UPB of loans serviced	$ 299,456,189	$ 312,454,025
Number of loans serviced	905,129	967,050
MSR portfolio delinquency count (60+ days) as % of total	1.15 %	0.85 %
Weighted average note rate	4.43 %	3.64 %
Weighted average service fee	0.3029 %	0.2862 %

Change in Fair Value of Mortgage Servicing Rights

The change in fair value of MSRs was a net decrease of $854.1 million for the year ended December 31, 2023 as compared with a net increase of $284.1 million for the year ended December 31, 2022. The net decrease in fair value of MSRs for the year ended December 31, 2023 was primarily attributable to a decline in fair value of approximately $484.8 million due to realization of cash flows, decay, and other (including loans paid in full), a decline in fair value of approximately $330.0 million due to changes in valuation inputs and assumptions, mainly as a result of changes in market interest rates, and approximately $39.3 million of net reserves and transaction costs for bulk MSR sales and sales of excess servicing cash flows.

The net increase in fair value for the year ended December 31, 2022 of approximately $284.1 million was attributable to an increase of approximately $868.8 million resulting from changes in valuation inputs and assumptions, primarily due to increases in market interest rates, partially offset by declines of approximately $556.9 million due to realization of cash flows, decay, and other (including loans paid in full) and approximately $27.8 million of net reserves and transaction costs for bulk MSR sales.

The net decrease in fair value for the year ended December 31, 2021 of approximately $587.8 million was attributable to declines of approximately $859.3 million due to realization of cash flows and decay (including loans paid in full) and approximately $14.9 million of net reserves and transaction costs for bulk MSR sales, offset by an increase of approximately $286.3 million resulting from changes in valuation inputs/assumptions, such as changes in interest rates.

Interest income and Interest expense

For the periods presented below, interest income and the components of and total interest expense were as follows:

($ in thousands)	For the year ended December 31,		
	2023	2022	2021
Interest income	$ 346,225	$ 314,462	$ 331,770
Less: Interest expense on funding facilities	147,758	173,340	218,570
Net interest income	$ 198,467	$ 141,122	$ 113,200
Interest expense on non-funding debt	$ 172,498	$ 132,647	$ 86,086
Total interest expense	320,256	305,987	304,656

Net interest income (interest income less interest expense on funding facilities) was $198.5 million for the year ended December 31, 2023, an increase of $57.3 million, or 41%, as compared to $141.1 million for the year ended December 31, 2022, as a result of an increase in interest income along with a decrease in interest expense on funding facilities. Interest income increased due to higher average note rates on mortgage loans at fair value, partially offset by lower average balances of mortgage loans at fair value. Interest expense on funding facilities decreased due to lower average warehouse balances and higher credits from warehouse lenders on custodial and other deposits, partially offset by higher interest rates on warehouse facilities (all of which are variable based on short-term interest rate benchmarks plus a spread).

Interest expense on non-funding debt was $172.5 million for the year ended December 31, 2023, an increase from $132.6 million for the year ended December 31, 2022, primarily due to interest on borrowings on the MSR Facility established at the end of the third quarter of 2022, as well as interest on borrowings on the GNMA MSR facility established during first quarter 2023.

Net interest income (interest income less interest expense on funding facilities) was $141.1 million for the year December 31, 2022, an increase of $27.9 million, or 25%, as compared to $113.2 million for the year ended December 31, 2021. This increase was primarily driven by a decrease in interest expense on funding facilities, due to lower average warehouse borrowing balances (due to lower production volume in 2022) and higher credits from warehouse lenders on custodial and other deposits, offset by higher interest rates on warehouse facilities (all of which are variable based on short-term interest rate benchmarks plus a spread). Interest income decreased by a lesser amount due to decreases in the average balances of mortgage loans at fair value (due to lower production volume in 2022), offset by higher average note rates on loans at fair value.

Interest expense on non-funding debt was $132.6 million for the year December 31, 2022, an increase from $86.1 million for the year ended December 31, 2021, due to additional interest in 2022 on the $700.0 million of 2029 Senior Notes issued in April 2021, and the $500.0 million of 2027 Senior Notes issued in November 2021, as well as interest on borrowings on the MSR Facility established at the end of the third quarter of 2022.

Other costs

Other costs (excluding servicing costs and interest expense, explained above) for the periods presented below were as follows:

	For the year ended December 31,		Change $	Change %
	2023	2022		
Salaries, commissions and benefits	$ 530,231	$ 552,886	$ (22,655)	(4.1)%
Direct loan production costs	104,262	90,369	13,893	15.4 %
Marketing, travel, and entertainment	84,515	74,168	10,347	14.0 %
Depreciation and amortization	46,146	45,235	911	2.0 %
General and administrative	170,423	179,549	(9,126)	(5.1)%
Other expense (income)	(5)	23,739	(23,744)	(100.0)%
Other costs	$ 935,572	$ 965,946	$ (30,374)	(3.1)%

	For the year ended December 31,		Change $	Change %
	2022	2021		
Salaries, commissions and benefits	$ 552,886	$ 697,680	$ (144,794)	(20.8)%
Direct loan production costs	90,369	72,952	17,417	23.9 %
Marketing, travel, and entertainment	74,168	62,472	11,696	18.7 %
Depreciation and amortization	45,235	35,098	10,137	28.9 %
General and administrative	179,549	133,334	46,215	34.7 %
Other expense (income)	23,739	(23,107)	46,846	(202.7)%
Other costs	$ 965,946	$ 978,429	$ (12,483)	(1.3)%

Other costs were $935.6 million for the year ended December 31, 2023, a decrease of $30.4 million, or 3.1%, as compared to $965.9 million for the year ended December 31, 2022. The decrease in other costs was primarily due to a decrease in other expense of $23.7 million as a result of the change in fair value of retained investment securities and a decrease in TRA expense, partially offset by the change in fair value of the Public and Private Warrants. The decrease in salaries, commissions and benefits of $22.7 million, or 4.1%, was primarily due to a decrease in average team member count and lower incentive compensation as a result of lower production and profitability. The decrease in general and administrative expense of $9.1 million was primarily due to a decrease in representations and warranties reserve adjustments and aged receivable provisions, partially offset by an increase in occupancy and equipment expenses. These decreases were partially offset by an increase in direct loan production costs of $13.9 million primarily due to costs associated with grants under a down payment assistance program that launched in 2023 and increased title recording fees, as well as an increase in marketing, travel and entertainment expenses of $10.3 million from our continued investment in our broker relationships through broker visits and training programs.

Other costs were $965.9 million for the year ended December 31, 2022, a decrease of $12.5 million, or 1.3%, as compared to $978.4 million for the year ended December 31, 2021. The decrease in other costs was primarily due to a decrease in salaries, commissions and benefits of $144.8 million, or 20.8%, due to decreases in incentive compensation (primarily bonuses and commissions) attributable to decreased loan production and a decrease in the average number of team members. The decrease in salaries, commissions and benefits was partially offset by an increase in other expense of $46.8 million, primarily due to a decline in fair value of retained investment securities and a smaller decline in the fair value of the Public and Private Warrants. Additionally, general and administrative expenses increased $46.2 million, primarily as a result of a reduction of a contingency reserve which was recorded in the year ended December 31, 2021, and an increase in the representations and warranties reserve recorded in the year ended December 31, 2022 resulting from changes in estimates. Direct loan production costs increased $17.4 million primarily due to a change in presentation whereby certain loan origination fees are being presented on a gross basis (within loan production income and direct loan production costs) beginning in the fourth quarter of 2021, offset by a decrease in production volume. Marketing, travel and entertainment expenses increased $11.7 million due to increased broker promotions, advertising and brand marketing costs.

Income Taxes

We recorded a $6.5 million benefit for income taxes during the year ended December 31, 2023, compared to a provision for income taxes of $2.8 million for the year ended December 31, 2022 and $9.8 million for the year ended December 31, 2021. The decrease in income tax provision for the year ended December 31, 2023, as compared to the same period in 2022, was primarily due to the decrease in pre-tax income attributable to the Company. The decrease in income tax provision for the year ended December 31, 2022, as compared to the same period in 2021, was primarily due to the decrease in pre-tax income attributable to the Company.

Net income (loss)

Net loss was $69.8 million for the year ended December 31, 2023, a decrease of $1.0 billion or 107.5%, as compared to net income of $931.9 million for the year ended December 31, 2022. The decrease in net income was primarily the result of a decrease in total revenue, net of $1.06 billion, partially offset by a decrease in total expenses (including income taxes) of $59.7 million, as further described above.

Net income was $931.9 million for the year ended December 31, 2022, a decrease of $636.5 million or 40.6%, as compared to $1.57 billion for the year ended December 31, 2021. The decrease in net income was primarily the result of a decrease in total revenue, net of $597.7 million, and an increase in total expenses (including income taxes) of $38.9 million, as further described above.

Net loss attributable to the Company of $13.2 million and net income attributable to the Company of $41.7 million for the years ended December 31, 2023 and 2022, respectively, includes the net income (loss) of UWM attributable to the Company due to its approximate 6% ownership interest in Holdings LLC for these periods. Net income attributable to the Company of $98.4 million for the year ended December 31, 2021 reflects the net income of UWM attributable to the Company due to its approximate 6% ownership interest in Holdings LLC for the period from January 21, 2021 through December 31, 2021.

Liquidity and Capital Resources

Overview

Historically, our primary sources of liquidity have included:

- borrowings including under our warehouse facilities and other financing facilities;
- cash flow from operations and investing activities, including:
  - sale or securitization of loans into the secondary market;
  - loan origination fees;
  - servicing fee income;
  - interest income on mortgage loans; and
  - sale of MSRs and excess servicing cash flows.

Historically, our primary uses of funds have included:

- origination of loans;
- retention of MSRs from our loan sales;
- payment of interest expense;
- payment of operating expenses; and
- dividends on, and repurchases of, our Class A common stock and distributions to SFS Corp., including tax distributions

Our consolidated subsidiary, Holdings LLC, is generally required from time to time to make distributions in cash to SFS Corp. (as well as distributions to UWMC) in amounts sufficient to cover the taxes on its allocable share of the taxable income of Holdings LLC. We are also subject to contingencies which may have a significant impact on the use of our cash.

To originate and aggregate loans for sale or securitization into the secondary market, we use our own working capital and borrow or obtain funding on a short-term basis primarily through uncommitted and committed warehouse facilities that we have established with large global banks, regional or specialized banks and certain agencies.

We continually evaluate our capital structure and capital resources to optimize our leverage and profitability and take advantage of market opportunities. As part of such evaluation, we regularly review our levels of secured and unsecured indebtedness and available equity, our strategic investments, including technology and growth of the wholesale channel, the availability or desirability of growth through the acquisition of other companies or other mortgage portfolios, the repurchase or redemption of our outstanding indebtedness, or repurchases of our common stock or common stock derivatives.

Loan Funding Facilities

Warehouse facilities

Our warehouse facilities, which are our primary loan funding facilities used to fund the origination of our mortgage loans, are primarily in the form of master repurchase agreements. Loans financed under these facilities are generally financed, on average, at approximately 97% to 98% of the principal balance of the loan, which requires us to fund the remaining 2-3% of the unpaid principal balance from cash generated from our operations. Once closed, the underlying residential mortgage loan is pledged as collateral for the borrowing or advance that was made under these loan funding facilities. In most cases, the loans we originate will remain in one of our warehouse facilities for less than one month, until the loans are pooled and sold. During the time we hold the loans pending sale, we earn interest income from the borrower on the underlying mortgage loan note. This income is partially offset by the interest and fees we have to pay under the warehouse facilities. Interest rates under the warehouse facilities are typically based on a reference interest rate benchmark plus a spread. As of December 31, 2023, all of our warehouse facility agreements had been amended to change the reference interest rate from LIBOR to variants of SOFR or other alternative index.

When we sell or securitize a pool of loans, the proceeds we receive from the sale or securitization of the loans are used to pay back the amounts we owe on the warehouse facilities. The remaining funds received then become available to be re-advanced to originate additional loans. We are dependent on the cash generated from the sale or securitization of loans to fund future loans and repay borrowings under our warehouse facilities. Delays or failures to sell or securitize loans in the secondary market could have an adverse effect on our liquidity position.

From a cash flow perspective, the vast majority of cash received from mortgage originations occurs at the point the loans are sold or securitized into the secondary market. The vast majority of servicing fee income relates to the retained servicing fee on the loans, where cash is received monthly over the life of the loan and is typically a product of the borrowers' current unpaid principal balance multiplied by the weighted average service fee. For a given mortgage loan, servicing revenue from the retained servicing fee declines over time as the principal balance of the loan is reduced.

The amount of financing advanced to us under our warehouse facilities, as determined by agreed upon advance rates, may be less than the stated advance rate depending, in part, on the fair value of the mortgage loans securing the financings and premium we pay the broker. Each of our warehouse facilities allows the bank extending the advances to evaluate regularly the market value of the underlying loans that are serving as collateral. If a bank determines that the value of the collateral has decreased, the bank can require us to provide additional collateral (e.g., initiate a margin call) or reduce the amount outstanding with respect to the corresponding loan. Our inability to satisfy the request could result in the termination of the facility and, depending on the terms of our agreements, possibly result in a default being declared under our other warehouse facilities.

Warehouse lenders generally conduct daily evaluations of the adequacy of the underlying collateral for the warehouse loans based on the fair value of the mortgage loans. As the loans are generally financed at 97% to 98% of principal balance and our loans are typically outstanding on warehouse lines for short periods (e.g., less than one month), significant increases in market interest rates would be required for us to experience margin calls or requirements to reduce the amount outstanding with respect to the corresponding loan from a majority of our warehouse lenders. Four of our warehouse lines advance based on the fair value of the loans, rather than principal balance. For those lines, we exchange collateral for modest changes in value. As of December 31, 2023, there were no outstanding exchanges of collateral.

The amount owed and outstanding on our warehouse facilities fluctuates based on our origination volume, the amount of time it takes us to sell the loans we originate, our cash on hand, and our ability to obtain additional financing. From time to time, we will increase or decrease the size of the lines to reflect anticipated increases or decreases in volume, strategies regarding the timing of sales of mortgages to the GSEs or secondary markets and costs associated with not utilizing the lines. We reserve the right to arrange for the early payment of outstanding loans and advances from time to time. As we accumulate loans, a significant portion of our total warehouse facilities may be utilized to fund loans.

The table below reflects the current line amounts of our principal warehouse facilities and the amounts advanced against those lines as of December 31, 2023:

Facility Type	Collateral	Line Amount as of December 31, 2023[1]	Date of Initial Agreement With Warehouse Lender	Current Agreement Expiration Date	Total Advanced Against Line as of December 31, 2023 (in thousands)
MRA Funding:					
Master Repurchase Agreement	Mortgage Loans	$250 Million	4/23/2021	4/23/2024	$ 103,729
Master Repurchase Agreement	Mortgage Loans	$500 Million	2/29/2012	5/17/2024	489,117
Master Repurchase Agreement	Mortgage Loans	$1.0 Billion	7/24/2020	8/29/2024	791,760
Master Repurchase Agreement	Mortgage Loans	$200 Million	10/30/2020	11/5/2024	75,691
Master Repurchase Agreement	Mortgage Loans	$300 Million	2/26/2016	12/19/2024	271,179
Master Repurchase Agreement	Mortgage Loans	$1.0 Billion	7/10/2012	1/6/2025	175,604
Master Repurchase Agreement	Mortgage Loans	$2.5 Billion	12/31/2014	2/19/2025	1,252,169
Master Repurchase Agreement	Mortgage Loans	$500 Million	3/7/2019	2/20/2025	213,556
Master Repurchase Agreement	Mortgage Loans	$3.0 Billion	5/9/2019	11/28/2025	1,475,368
Early Funding:					
Master Repurchase Agreement	Mortgage Loans	$600 Million (ASAP+ - see below)		No expiration	—
Master Repurchase Agreement	Mortgage Loans	$750 Million (EF - see below)		No expiration	53,917
					$ 4,902,090

[1] An aggregate of $750 million of these line amounts is committed as of December 31, 2023.

Early Funding Programs

We are an approved lender for loan early funding facilities with Fannie Mae through its As Soon As Pooled Plus ("ASAP+") program and Freddie Mac through its Early Funding ("EF") program. As an approved lender for these early funding programs, we enter into an agreement to deliver closed and funded one-to-four family residential mortgage loans, each secured by related mortgages and deeds of trust, and receive funding in exchange for such mortgage loans in some cases before the lender has grouped them into pools to be securitized by Fannie Mae or Freddie Mac. All such mortgage loans must adhere to a set of eligibility criteria to be acceptable. As of December 31, 2023, no amount was outstanding under the ASAP+ program and $53.9 million was outstanding through the EF program.

Covenants

Our warehouse facilities generally require us to comply with certain operating and financial covenants and the availability of funds under these facilities is subject to, among other conditions, our continued compliance with these covenants. These financial covenants include, but are not limited to, maintaining (i) a certain minimum tangible net worth, (ii) minimum liquidity, (iii) a maximum ratio of total liabilities or total debt to tangible net worth, and (iv) profitability. A breach of these covenants can result in an event of default under these facilities and as such would allow the lenders to pursue certain remedies. In addition, each of these facilities, as well as our secured and unsecured lines of credit, includes cross default or cross acceleration provisions that could result in all facilities terminating if an event of default or acceleration of maturity occurs under any facility. We were in compliance with all covenants under these facilities as of December 31, 2023.

Other Financing Facilities

Senior Notes

On November 3, 2020, our consolidated subsidiary, UWM, issued $800.0 million in aggregate principal amount of senior unsecured notes due November 15, 2025 (the "2025 Senior Notes"). The 2025 Senior Notes accrue interest at a rate of 5.500% per annum. Interest on the 2025 Senior Notes is due semi-annually on May 15 and November 15 of each year. We used approximately $500.0 million of the net proceeds from the offering of 2025 Senior Notes for general corporate purposes to fund future growth and distributed the remainder to SFS Corp. for tax distributions.

Beginning on November 15, 2022, we may, at our option, redeem the 2025 Senior Notes in whole or in part during the twelve-month period beginning on the following dates at the following redemption prices: November 15, 2022 at 102.750%; November 15, 2023 at 101.375%; or November 15, 2024 until maturity at 100%, of the principal amount of the 2025 Senior Notes to be redeemed on the redemption date plus accrued and unpaid interest.

On April 7, 2021, our consolidated subsidiary, UWM, issued $700.0 million in aggregate principal amount of senior unsecured notes due April 15, 2029 (the "2029 Senior Notes"). The 2029 Senior Notes accrue interest at a rate of 5.500% per annum. Interest on the 2029 Senior Notes is due semi-annually on April 15 and October 15 of each year. We used a portion of the proceeds from the issuance of the 2029 Senior Notes to pay off and terminate a line of credit that was in place at the time of issuance, and the remainder for general corporate purposes.

On or after April 15, 2024, we may, at our option, redeem the 2029 Senior Notes in whole or in part during the twelve-month period beginning on the following dates at the following redemption prices: April 15, 2024 at 102.750%; April 15, 2025 at 101.375%; or April 15, 2026 until maturity at 100%, of the principal amount of the 2029 Senior Notes to be redeemed on the redemption date plus accrued and unpaid interest. Prior to April 15, 2024, we may, at our option, redeem up to 40% of the aggregate principal amount of the 2029 Senior Notes originally issued at a redemption price of 105.500% of the principal amount of the 2029 Senior Notes to be redeemed on the redemption date plus accrued and unpaid interest with the net proceeds of certain equity offerings. In addition, we may, at our option, redeem the 2029 Senior Notes prior to April 15, 2024 at a price equal to 100% of the principal amount redeemed plus a "make-whole" premium, plus accrued and unpaid interest.

On November 22, 2021, our consolidated subsidiary, UWM, issued $500.0 million in aggregate principal amount of senior unsecured notes due June 15, 2027 (the "2027 Senior Notes"). The 2027 Senior Notes accrue interest at a rate of 5.750% per annum. Interest on the 2027 Senior Notes is due semi-annually on June 15 and December 15 of each year. We used the proceeds from the issuance of the 2027 Senior Notes for general corporate purposes.

On or after June 15, 2024, we may, at our option, redeem the 2027 Senior Notes in whole or in part during the twelve-month period beginning on the following dates at the following redemption prices: June 15, 2024 at 102.875%; June 15, 2025 at 101.438%; or June 15, 2026 until maturity at 100%, of the principal amount of the 2027 Senior Notes to be redeemed on the redemption date plus accrued and unpaid interest. Prior to June 15, 2024, we may, at our option, redeem up to 40% of the aggregate principal amount of the 2027 Senior Notes originally issued at a redemption price of 105.750% of the principal amount of the 2027 Senior Notes redeemed on the redemption date plus accrued and unpaid interest with the net proceeds of certain equity offerings. In addition, we may, at our option, redeem the 2027 Senior Notes prior to June 15, 2024 at a price equal to 100% of the principal amount redeemed plus a "make-whole" premium, plus accrued and unpaid interest.

The indentures governing the 2025 Senior Notes, the 2029 Senior Notes, and the 2027 Senior Notes contain certain operating covenants and restrictions, subject to a number of exceptions and qualifications, including restrictions on our ability to (1) incur additional non-funding indebtedness unless either (y) the Fixed Charge Coverage Ratio (as defined in the applicable indenture) is no less than 3.0 to 1.0 or (z) the Debt-to-Equity Ratio (as defined in the applicable indenture) does not exceed 2.0 to 1.0, (2) merge, consolidate or sell assets, (3) make restricted payments, including distributions, (4) enter into transactions with affiliates, (5) enter into sale and leaseback transactions and (6) incur liens securing indebtedness. We were in compliance with the terms of these indentures as of December 31, 2023.

MSR Facilities

On September 30, 2022, the Company's consolidated subsidiary, UWM, entered into a Loan and Security Agreement with Citibank, N.A. ("Citibank"), providing UWM with up to $1.5 billion of uncommitted borrowing capacity to finance the origination, acquisition or holding of certain mortgage servicing rights (the "MSR Facility"). The MSR Facility is collateralized by all of UWM's mortgage servicing rights that are appurtenant to mortgage loans pooled in securitizations by Fannie Mae or Freddie Mac that meet certain criteria. Available borrowings, as well as mandatory curtailments, under the MSR Facility are based on the fair market value of the collateral, and borrowings under the MSR Facility bear interest based on one-month term SOFR plus an applicable margin. The MSR Facility has a maturity date of November 5, 2024. As of December 31, 2023, $500.0 million was outstanding under the MSR Facility.

The MSR Facility contains covenants which include certain financial requirements, including maintenance of minimum tangible net worth, minimum liquidity, maximum debt to net worth ratio, and net income as defined in the agreement. As of December 31, 2023, we were in compliance with all applicable covenants.

On January 30, 2023, UWM, entered into Amendment No. 1 to the Loan and Security Agreement with Citibank, permitting UWM, with the prior consent of Citibank, to enter into transactions for the sale of excess servicing cash flows (as discussed below) whereby Citibank will release its security interest in that portion of the collateral.

On March 20, 2023, our consolidated subsidiary, UWM, entered into a Credit Agreement with Goldman Sachs Bank USA, providing UWM with up to $500.0 million of uncommitted borrowing capacity to finance the origination, acquisition or holding of certain mortgage servicing rights (the "GNMA MSR facility"). The GNMA MSR facility is collateralized by all of UWM's mortgage servicing rights that are appurtenant to mortgage loans pooled in securitization by Ginnie Mae that meet certain criteria. Available borrowings, as well as mandatory curtailments, under the GNMA MSR facility are based on the fair market value of the collateral. Borrowings under the GNMA MSR facility bear interest based on SOFR plus an applicable margin. The draw period for the GNMA MSR facility ends on March 20, 2024, and the facility has a maturity date of March 20, 2025. As of December 31, 2023, $250.0 million was outstanding under the GNMA MSR facility.

The GNMA MSR Facility contains covenants which include certain financial requirements, including maintenance of minimum tangible net worth, minimum liquidity, maximum debt to net worth ratio, and net income as defined in the agreement. As of December 31, 2023, we were in compliance with all applicable covenants.

Excess Servicing Cash Flow Transactions

Pursuant to the guidelines of the GSEs, when we sell loans to the GSEs with servicing retained, we retain a minimum servicing fee (the "Base Servicing Fee") to compensate us for servicing the mortgage loans. However, at times we may retain servicing fees for our MSRs that exceed the Base Servicing Fee. In 2023, we began conducting sales of excess servicing fee cash flows, whereby the rights to the excess fees are separated, securitized by the GSEs and sold. We retain the obligation to service the loan and therefore continue to receive the base servicing fee. During the year ended December 31, 2023, we sold excess servicing cash flows on certain agency loans for proceeds of approximately $588.6 million.

Revolving Credit Facility

On August 8, 2022, UWM entered into the Revolving Credit Agreement, between UWM, as the borrower, and SFS Corp., as the lender. The Revolving Credit Agreement provides for, among other things, a $500.0 million unsecured revolving credit facility (the "Revolving Credit Facility"). The Revolving Credit Facility had an initial one-year term and automatically renews for successive one-year periods unless terminated by either party. Amounts borrowed under the Revolving Credit Facility may be borrowed, repaid and reborrowed from time to time, and accrue interest at the Applicable Prime Rate (as defined in the Revolving Credit Agreement). UWM may utilize the Revolving Credit Facility in connection with: (i) operational and investment activities, including but not limited to funding and/or advances related to (a) servicing rights, (b) 'scratch and dent' loans, (c) margin requirements, and (d) equity in loans held for sale; and (ii) general corporate purposes.

The Revolving Credit Agreement contains certain financial and operating covenants and restrictions, subject to a number of exceptions and qualifications, and the availability of funds under the Revolving Credit Facility is subject to our continued compliance with these covenants. We were in compliance with these covenants as of December 31, 2023. No amounts were outstanding under the Revolving Credit Facility as of December 31, 2023.

Borrowings Against Investment Securities

In 2021, our consolidated subsidiary, UWM, began selling some of the mortgage loans that it originates through private label securitization transactions. In executing these transactions, UWM sells mortgage loans to a securitization trust for cash and, in some cases, retained interests in the trust. The securitization entities are funded through the issuance of beneficial interests in the securitized assets. The beneficial interests take the form of trust certificates, some of which are sold to investors and some of which may be retained by UWM due to regulatory requirements. UWM entered into sale and repurchase agreements for a portion of the retained beneficial interests in the securitization trusts established to facilitate its private label securitization transactions which have been accounted for as borrowings against investment securities. As of December 31, 2023, we had $93.8 million outstanding under individual trades executed pursuant to a master repurchase agreement with a counterparty which is collateralized by the investment securities (beneficial interests in the trusts) that we retained due to regulatory requirements. The borrowings against investment securities have remaining terms ranging from one to two months as of December 31, 2023, and interest rates based on SOFR plus a spread. We intend to renew these sale and repurchase agreements upon their maturity during the required holding period for the retained investment securities.

The counterparty under these sale and repurchase agreements conducts daily evaluations of the adequacy of the underlying collateral based on the fair value of the retained investment securities less specified haircuts. These investment securities are financed on average at approximately 75% of the outstanding principal balance, and exchanges of cash collateral are required if the fair value of the retained investment securities less the haircut is less than the principal balance plus accrued interest on the secured borrowings. As of December 31, 2023, we had delivered no collateral to the counterparty under these sale and repurchase agreements.

Finance Leases

As of December 31, 2023, our finance lease liabilities were $30.7 million, $26.3 million of which relates to leases with related parties. The Company's financing lease agreements have remaining terms ranging from approximately two months to twelve years.

Cash flow data for the years ended December 31, 2023, 2022 and 2021

	For the year ended December 31,		
($ in thousands)	2023	2022	2021
Net cash provided by (used in) operating activities	$ 165,244	$ 8,268,182	$ (9,956,963)
Net cash provided by investing activities	1,829,962	1,290,346	199,751
Net cash (used in) provided by financing activities	(2,202,636)	(9,584,718)	9,264,463
Net decrease in cash and cash equivalents	$ (207,430)	$ (26,190)	$ (492,749)
Cash and cash equivalents at the end of the period	497,468	704,898	731,088

Net cash provided by operating activities

Net cash provided by operating activities was $165.2 million for the year ended December 31, 2023 compared to net cash provided by operating activities of $8.27 billion for the same period in 2022. The decrease in cash flows from operating activities year-over-year was primarily driven by the larger decrease in mortgage loans at fair value in the period ended December 31, 2022 as compared to the period ended December 31, 2023 as well as a decrease in net income 2023, adjusted for non-cash items, including the capitalization and change in fair value of MSRs.

Net cash provided by operating activities was $8.27 billion for the year ended December 31, 2022 compared to net cash used in operating activities of $9.96 billion for the same period in 2021. The increase in cash flows from operating activities was primarily driven by the decrease in mortgage loans at fair value as of December 31, 2022, offset by a decrease in net income 2022, adjusted for non-cash items, including the capitalization and change in fair value of MSRs.

Net cash provided by investing activities

Net cash provided by investing activities was $1.83 billion for the year ended December 31, 2023 compared to $1.29 billion of net cash provided by investing activities for the same period in 2022. The increase in cash flows provided by investing activities was primarily driven by an increase in proceeds from the sales of MSRs and excess servicing cash flows.

Net cash provided by investing activities was $1.29 billion for the year ended December 31, 2022 compared to $199.8 million of net cash provided by investing activities for the same period in 2021. The increase in cash flows provided by investing activities was primarily driven by an increase in proceeds from the sales of MSRs.

Net cash used in financing activities

Net cash used in financing activities was $2.20 billion for the year ended December 31, 2023 compared to cash used in financing activities of $9.58 billion for the same period in 2022. The decrease in cash used for financing activities year-over-year was primarily driven by a decrease in net repayments under the warehouse lines of credit for the year ended December 31, 2023, primarily attributable to the smaller decrease in loans at fair value as compared to the year ended December 31, 2022.

Net cash used in financing activities was $9.58 billion for the year ended December 31, 2022 compared to cash provided by financing activities of $9.26 billion for the same period in 2021. The change year over year was primarily driven by net repayments under the warehouse lines of credit for the year ended December 31, 2022, primarily attributable to the decrease in loans at fair value, as compared to net borrowings under the warehouse lines of credit for the year ended December 31, 2021 due to the increase in loans at fair value. Net secured line of credit borrowings were $750.0 million in 2022, compared to net repayments of $320.3 million in 2021, and Class A common stock dividends and distributions to SFS Corp. decreased $711.5 million in 2022 as compared to 2021. The year ended December 31, 2021 also included the impacts of the business combination transaction (net proceeds and higher distributions to SFS Corp.), proceeds from the issuance of the 2029 Senior Notes.

The early roll-out of increased conforming loan size limits and the aggregation of loans for private label securitization transactions materially increased the loans at fair value and warehouse line of credit balances as of December 31, 2021, which were paid down in early January 2022 in connection with the sale of these loans.

Contractual Obligations

Cash requirements from contractual and other obligations

As of December 31, 2023, our material cash requirements from known contractual and other obligations include interest and principal payments under our Senior Notes, principal payments under our borrowings against investment securities, interest and principal payments under our MSR Facility and GNMA MSR Facility, payments under our financing and operating lease agreements, and required tax distributions to SFS Corp. In the first quarter of 2023, UWM entered into the GNMA MSR Facility, which provides for up to $500 million of available borrowing capacity secured against certain MSRs. As of December 31, 2023, $250.0 million was outstanding under the GNMA MSR facility. There have been no other material changes in the cash requirements from known contractual and other obligations since December 31, 2022.

During the fourth quarter of 2023, the Board declared a dividend of $0.10 per share of Class A common stock for an aggregate $9.4 million. Concurrently with this declaration, the Board, in its capacity as the Manager of Holdings LLC, under the Holdings LLC Second Amended and Restated Operating Agreement, approved a proportional distribution of $150.2 million from Holdings LLC to SFS Corp. with respect to Class B Units of Holdings LLC. The dividend and the distributions were paid on January 11, 2024. Additionally, in January 2024, Holdings LLC made a $40.5 million tax distribution to SFS Corp. and a $2.5 million tax distribution was made by Holdings LLC to UWMC.

The sources of funds needed to satisfy these cash requirements include cash flows from operations and investing activities, including cash flows from sales of MSRs and excess servicing cash flows, sale or securitization of loans into the secondary market, loan origination fees, servicing fee income, and interest income on mortgage loans.

Our consolidated subsidiary, Holdings LLC, is generally required from time to time to make distributions in cash to SFS Corp. (as well as distributions to UWMC) in amounts sufficient to cover the taxes on its allocable share of the taxable income of Holdings LLC.

Repurchase and indemnification obligations

Loans sold to investors which we believe met investor and agency underwriting guidelines at the time of sale may be subject to repurchase in the event of specific default by the borrower or subsequent discovery that underwriting or documentation standards were not explicitly satisfied. We establish a reserve which is estimated based on an assessment of our contingent and non-contingent obligations, including expected losses, expected frequency, the overall potential remaining exposure, as well as an estimate for a market participant's potential readiness to stand by to perform on such obligations. See *Note 10 - Commitments and Contingencies* to the consolidated financial statements for further information.

Interest rate lock commitments, loan sale and forward commitments

In the normal course of business, we are party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit to borrowers at either fixed or floating interest rates. IRLCs are binding agreements to lend to a borrower at a specified interest rate within a specified period of time as long as there is no violation of conditions established in the contract. Forward commitments generally have fixed expiration dates or other termination clauses which may require payment of a fee. As many of the commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. In addition, we have contracts to sell loans into the secondary market at specified future dates (commitments to sell loans), and forward commitments to sell MBS at specified future dates and interest rates. The blended average pullthrough rate was 76% and 77% as of December 31, 2023 and December 31, 2022, respectively.

Following is a summary of the notional amounts of commitments as of dates indicated:

($ in thousands)	December 31, 2023	December 31, 2022
Interest rate lock commitments—fixed rate (a)	$ 6,258,801	$ 5,350,845
Interest rate lock commitments—variable rate (a)	5,926	8,839
Commitments to sell loans	2,501,298	608,703
Forward commitments to sell mortgage-backed securities	7,968,677	10,336,172

(a)   Adjusted for pullthrough rates of 76% and 77%, respectively.

As of December 31, 2023, we had sold $105.4 million of loans to a global insured depository institution and assigned the related trades to deliver the applicable loans into securities for end investors for settlement in January 2023.

Critical Accounting Estimates and Use of Significant Estimates

Preparation of financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We have identified certain accounting estimates as being critical because they require management's judgement to make difficult, subjective or complex judgements about matters that are uncertain. Actual results could differ and the use of other assumptions or estimates could result in material differences in our consolidated financial statements. Our critical accounting policies and estimates are discussed below and primarily relate to the fair value and other estimates.

Mortgage loans held at fair value and revenue recognition

We record mortgage loans at estimated fair value. Mortgage loans at fair value is comprised of loans that are expected to be sold into the secondary market. When we have the unilateral right to repurchase certain Ginnie Mae pool loans we have previously sold (generally loans that are more than 90 days past due) and the call option results in a more than trivial benefit to us, the previously sold assets are required to be re-recognized on the balance sheet. We record our potential purchase obligation at the unpaid principal balance of the loan. The related asset and liability for the Ginnie Mae pool loans eligible for repurchase are presented separately on the consolidated balance sheet.

The fair value of mortgage loans is estimated using observable market information including pricing from current cash commitments from government sponsored enterprises, recent market commitment prices, or broker quotes, as if the loans were to be sold currently into the secondary market. Loans at fair value for which there is little to no observable trading activity of similar instruments (e.g., scratch and dent buyers) are valued using dealer price quotations which typically results in purchase price discounts. We also factor our loans' readiness to be sold to loan outlets and adjust the fair value accordingly.

A majority of the revenues from mortgage loan originations are recognized as a component of "loan production income" in the consolidated statements of operations when the loan is originated, which is the primary revenue recognition event as the loans are recorded at estimated fair value upon origination. Loan production income also includes the unrealized gains and losses associated with the changes in the fair value of mortgage loans at fair value and the realized and unrealized gains and losses from derivative assets and liabilities. Other companies recognize a majority of the revenue related to lending activity when they make an interest rate lock commitment with a borrower.

Mortgage loans at fair value were $5.45 billion at December 31, 2023, compared to $7.13 billion as of December 31, 2022.

Mortgage servicing rights

MSRs represent the fair value assigned to the rights in the contracts that obligate us to service the loans sold in exchange for a servicing fee. At the date the loan is sold with servicing retained, the fair value of the MSR is capitalized and recognized as a component of "loan production income" in the consolidated statements of operations.

For purposes of both initial and subsequent measurement, the fair value of MSRs is determined using a valuation model that calculates the present value of estimated net future servicing income. The model includes estimates of prepayment speeds, discount rate, cost to service, float earnings, contractual servicing income, and ancillary income and late fees, among others. Changes in the estimates used to value MSRs could materially change the estimated fair value. Judgement is made when determining these assumptions, however, these estimates are supported by market and economic data collected from various outside sources. The key unobservable inputs used in determining the fair value of our MSRs include the discount rate, prepayment speeds, and the cost of servicing.

Changes in economic and other relevant conditions could cause actual results to differ from assumptions used to determine fair value. Markets, specifically buyers of MSRs, may change perspective on assumptions or MSR value entirely which can lead to different values and outcomes. Assumptions emanate from recent market transactions as well as current expectations and vary over time. There are also differences between assumptions used to determine fair value (what a buyer would pay) and what we can achieve in our operations. Prepayment speeds can change quickly and related assumptions can be materially different between buyers. Consequently, prepayment speed assumptions often differ from our estimates. Increases in prepayment speeds generally have an adverse effect on the fair value of MSRs. Discount rates imply a rate of return. Similarly, discount rates are subjective and, in practice, are often imputed to reconcile to prices observed from recent trades. Increases in the discount rate result in a lower MSR value and decreases in the discount rate result in a higher MSR value. The cost to service assumption can vary based upon buyer expectation, bidding strategy, and can depend upon the cost structure of a potential bidder. The higher the servicing cost assumption, the lower the MSR value. If we are unable to achieve the cost assumption, the MSRs' operational economics will lag fair value. Refer to *Note 5 - Mortgage Servicing Rights* to the consolidated financial statements for additional detail regarding the quantitative impact on the fair value of MSRs as a result of adverse changes in key unobservable inputs.

MSRs were $4.03 billion as of December 31, 2023, compared to $4.45 billion as of December 31, 2022. For the year ended December 31, 2023, we recognized a loss of $330.0 million due to changes in the fair value of MSRs as a result of changes in valuation inputs and assumptions, primarily as a result of decreases in market interest rates, compared to $868.8 million of income recognized for the same period in the prior year as a result of increased in market interest rates.

Derivative Financial Instruments

Derivatives are recognized as assets or liabilities on the balance sheets and are measured at estimated fair value with changes recorded in the consolidated statements of operations within "loan production income" in the period in which they occur. IRLCs on mortgage loans to be originated or purchased which are intended to be sold are considered derivative financial instruments and are the primary basis of our interest rate or pricing risk. We enter into FLSCs to mitigate risk of IRLCs as well as loans, and to efficiently facilitate sale of loans into the secondary market. IRLCs and FLSCs are free standing derivative financial instruments.

We estimate the fair value of derivatives based on estimates of the price that would be received to sell an asset or paid to transfer a liability. Each individual contract is the basis for the determination. FLSCs are firm commitments and the value is almost exclusively determined based upon the underlying difference in interest rates between the contract's terms and current market. Similarly, we value IRLCs based upon the difference between the terms of the individual contract and the current market interest rates. Fair value estimates of IRLCs also take into account the probability that loan commitments may not be expected to be exercised by borrowers (the "pullthrough" rate), which is estimated based on historical experience. We consider the value of net future cash flows related to the associated servicing right of the eventual loan (however, the loan must first be originated, then the loan would need to be sold, with servicing retained or contractually separated, for MSR cash flows to distinctively exist), because if we did not, in most market conditions, IRLCs would result in a somewhat arbitrary loss recognition at inception. For valuation of IRLCs, we prioritize determination of exit price (what a buyer would pay) of the contract in its current form, over future components or elements. This approach results in revenue recognition for relative changes in the fair value of IRLCs during the interest rate lock period (as opposed to the primary revenue recognition event of accepting an interest rate lock), and full revenue recognition when the loan is originated.

IRLCs and loans at fair value expose us to the risk that the price of the existing loans and future loans to be made, which underlie the commitments, might decline in value due to increases in mortgage interest rates. To protect against this risk, we use FLSCs to economically hedge the risk of potential changes in the value of the loans and IRLCs (future loans). We expect that the changes in fair value of the forward commitments will either substantially or partially offset the changes in fair value of the loans and IRLCs.

Derivative assets and liabilities were $33.0 million and $40.8 million, respectively, as of December 31, 2023, as compared to $82.9 million and $49.7 million, respectively, as of December 31, 2022.

Representations and warranties reserve

Loans sold to investors which we believe met investor and agency underwriting guidelines at the time of sale may be subject to repurchase in the event of specific default by the borrower or subsequent discovery that underwriting or documentation standards were not explicitly satisfied. We establish a reserve which is estimated based on our assessment of our contingent and non-contingent obligations, including the universe of loans which may still be at risk for indemnity, expected frequency, appeal rate success, expected loss severity, expected economic conditions, as well as an estimate for the cost of a market participant's potential readiness to stand by to perform on such obligations. We also consider our historical repurchase and loss experience when making these estimates. The reserve includes amounts for repurchase demands received but still under review as well as a reserve for the expected future losses on loans sold to investors for which no request for repurchase or indemnification demand has yet been received. The initial estimated provision for these losses is included in "loan production income" in the consolidated statements of operations, with subsequent changes in estimates recorded as part of "general and administrative" expenses.

The maximum exposure under our representations and warranties obligations would be the outstanding principal balance, any premium received on all loans ever sold by us that are not subject to agency certainty clauses, as well as potential costs associated with repurchasing or indemnifying the buyers, less any loans that have already been paid in full by the borrower, loans that have defaulted without a breach of representations and warranties, that have been indemnified via settlement or make whole, or that have been repurchased. The Company repurchased $259.0 million, $355.8 million and $133.4 million in UPB of loans during the years ended December 31, 2023, 2022 and 2021, respectively, related to its representations and warranties obligations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we are subject to a variety of risks which can affect our operations and profitability. We broadly define these areas of risk as interest rate, credit and counterparty risk.

Interest rate risk

We are subject to interest rate risk which may impact our origination volume and associated revenue, MSR valuations, IRLCs and mortgage loans at fair value valuations, and the net interest margin derived from our funding facilities. The fair value of MSRs is driven primarily by interest rates, which impact expected prepayments. In periods of rising interest rates, the fair value of the MSRs generally increases as expected prepayments decrease, consequently extending the estimated life of the MSRs, and estimated float earnings increase, resulting in expected increases in cash flows. In a declining interest rate environment, the fair value of MSRs generally decreases as expected prepayments increase consequently truncating the estimated life of the MSRs, and estimated float earnings decrease, resulting in expected decreases in cash flows. Because origination volumes tend to increase in declining interest rate environments and decrease in increasing rate environments, we believe that our origination business provides a natural hedge to servicing. We do not specifically hedge MSRs but manage the economic risk through partially offsetting impact of servicing and mortgage originations.

Our IRLCs and mortgage loans at fair value are exposed to interest rate volatility. During the origination, pooling, and delivery process, this pipeline value rises and falls with changes in interest rates. Because substantially all of our production is deliverable to Fannie Mae, Freddie Mac, and Ginnie Mae, we predominately utilize forward agency or Ginnie Mae To Be Announced ("TBA") securities as our primary hedge instrument. The TBA market is a secondary market where FLSCs or TBAs are sold by lenders seeking to hedge the risk that market interest rates may change and lock in a price for the mortgages they are in the process of originating.

We assess our market risk based on changes in interest rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential impact on fair values based on hypothetical changes (increases and decreases) in interest rates. Our total market risk is influenced by a wide variety of factors including market volatility and the liquidity of the markets. There are certain limitations inherent in the sensitivity analysis presented, including the necessity to conduct the analysis based on a single point in time and the inability to include the complex market reactions that normally would arise from the market shifts modeled. We used December 31, 2023 market rates on our instruments to perform the sensitivity analysis. These sensitivities are hypothetical and presented for illustrative purposes only. Changes in fair value based on variations in assumptions generally cannot be extrapolated to our performance because the relationship of the change in fair value may not be linear nor does it factor ongoing operations. The following table summarizes the estimated change in the fair value of our mortgage loans at fair value, MSRs, IRLCs and FLSCs as of December 31, 2023 given hypothetical instantaneous parallel shifts in the yield curve. Actual results could differ materially.

| ($ in thousands) | December 31, 2023 | |
	Down 25 bps	Up 25 bps
Increase (decrease) in assets		
Mortgage loans at fair value	$ 23,100	$ (26,364)
MSRs	(148,428)	154,516
IRLCs	31,927	(39,744)
Total change in assets	$ (93,401)	$ 88,408
Increase (decrease) in liabilities		
FLSCs	$ (69,941)	$ 78,201
Total change in liabilities	$ (69,941)	$ 78,201

Credit risk

We are subject to credit risk, which is the risk of default that results from a borrower's inability or unwillingness to make contractually required mortgage payments. While our loans are sold into the secondary market without recourse, we do have repurchase and indemnification obligations to investors for breaches under our loan sale agreements. For loans that were repurchased or not sold in the secondary market, we are subject to credit risk to the extent a borrower defaults and the proceeds upon ultimate foreclosure and liquidation of the property are insufficient to cover the amount of the mortgage loan plus expenses incurred. We believe that this risk is mitigated through the implementation of stringent underwriting standards, strong fraud detection tools and technology designed to comply with applicable laws and our standards. In addition, we believe that this risk is mitigated through the quality of our loan portfolio. For the year ended December 31, 2023, our originated loans had a weighted average loan to value ratio of 82.89%, and a weighted average FICO score of 737. For the year ended December 31, 2022, our originated loans had a weighted average loan to value ratio of 79.67%, and a weighted average FICO score of 738. Management believes that the increase in the weighted average loan to value ratio year over year is primarily due to the increase in the percentage of purchase volume to total loan origination volume in 2023.

Counterparty risk

We are subject to risk that arises from our financing facilities and interest rate risk hedging activities. These activities generally involve an exchange of obligations with unaffiliated banks or companies, referred to in such transactions as "counterparties." If a counterparty were to default, we could potentially be exposed to financial loss if such counterparty were unable to meet its obligations to us. We manage this risk by selecting only counterparties that we believe to be financially strong, spreading the risk among many such counterparties, limiting singular credit exposures on the amount of unsecured credit extended to any single counterparty, and entering into master netting agreements with the counterparties as appropriate.

In accordance with the best practices outlines by The Treasury Market Practices Group, we execute Securities Industry and Financial Markets Association trading agreements with all material trading partners. Each such agreement provides for an exchange of margin should either party's exposure exceed a predetermined contractual limit. Such margin requirements limit our overall counterparty exposure. The master netting agreements contain a legal right to offset amounts due to and from the same counterparty. We incurred no losses due to nonperformance by any of our counterparties during the years ended December 31, 2023 or December 31, 2022.

Also, in the case of our financing facilities, we are subject to risk if the counterparty chooses not to renew a borrowing agreement and we are unable to obtain financing to originate mortgage loans. With our financing facilities, we seek to mitigate this risk by ensuring that we have sufficient borrowing capacity with a variety of well-established counterparties to meet our funding needs as well as fostering long-term relationships.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of UWM Holdings Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UWM Holdings Corporation and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Mortgage Servicing Rights — Refer to Notes 1 and 5 to the financial statements

Critical Audit Matter Description

The Company has elected to account for its mortgage servicing rights ("MSRs") at fair value. Subsequent to initial recognition, the fair value of MSRs is estimated with the assistance of an independent third-party valuation expert based upon a valuation model that calculates the estimated present value of future cash flows. The valuation model incorporates market estimates of prepayment speeds, discount rate, cost to service, and other assumptions. The Company's MSRs balance was $4.026 billion at December 31, 2023.

We identified the valuation of MSRs as a critical audit matter because of (i) the significant judgments made in determining the prepayment speeds and discount rate assumptions ("significant valuation assumptions") given the limited market observability of these assumptions, and (ii) the high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the appropriateness of these significant valuation assumptions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the significant valuation assumptions used by management to estimate the fair value of the Company's MSRs included the following, among others:

- We tested the design and operating effectiveness of controls over management's valuation of MSRs including management's evaluation of the reasonableness of the significant assumptions used in the valuation expert's model.

- We inquired of the Company's third-party valuation expert regarding the reasonableness of the significant valuation assumptions and the appropriateness of the valuation model.

- We assessed the reasonableness of the significant valuation assumptions used within the valuation model by comparing the assumptions used by the Company to the assumptions used by other third-party valuation experts as well as comparable entities.

- With the assistance of our fair value specialists, we evaluated the MSRs fair value by comparing it against a fair value range that was independently developed using market data.

- We performed a retrospective review of MSR sales in comparison to the MSR fair value estimates of the Company's third-party valuation expert.

/s/ Deloitte & Touche LLP

Detroit, Michigan
February 28, 2024

We have served as the Company's auditor since 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of UWM Holdings Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of UWM Holdings Corporation and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet as of December 31, 2023, and statements of operations, changes in equity, and cash flows, for the year ended December 31, 2023, of the Company and our report dated February 28, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Detroit, Michigan
February 28, 2024

UWM HOLDINGS CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except shares and per share amounts)

	December 31, 2023	December 31, 2022
Assets		
Cash and cash equivalents	$ 497,468	$ 704,898
Mortgage loans at fair value	5,449,884	7,134,960
Derivative assets	33,019	82,869
Investment securities at fair value, pledged	110,352	113,290
Accounts receivable, net	512,070	383,147
Mortgage servicing rights	4,026,136	4,453,261
Premises and equipment, net	146,417	152,477
Operating lease right-of-use asset, net (includes $97,596 and $102,322 with related parties)	99,125	104,181
Finance lease right-of-use asset (includes $24,802 and $26,867 with related parties)	29,111	42,218
Loans eligible for repurchase from Ginnie Mae	856,856	345,490
Other assets	111,416	83,834
Total assets	**$ 11,871,854**	**$ 13,600,625**
Liabilities and equity		
Warehouse lines of credit	$ 4,902,090	$ 6,443,992
Derivative liabilities	40,781	49,748
Secured lines of credit	750,000	750,000
Borrowings against investment securities	93,814	101,345
Accounts payable, accrued expenses and other	469,101	439,719
Accrued distributions and dividends payable	159,572	159,465
Senior notes	1,988,267	1,984,336
Operating lease liability (includes $104,495 and $109,473 with related parties)	106,024	111,332
Finance lease liability (includes $26,260 and $27,857 with related parties)	30,678	43,505
Loans eligible for repurchase from Ginnie Mae	856,856	345,490
Total liabilities	**9,397,183**	**10,428,932**
Equity		
Preferred stock, $0.0001 par value - 100,000,000 shares authorized, none issued and outstanding as of December 31, 2023 or December 31, 2022	—	—
Class A common stock, $0.0001 par value - 4,000,000,000 shares authorized, 93,654,269 and 92,575,974 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	10	9
Class B common stock, $0.0001 par value - 1,700,000,000 shares authorized, none issued and outstanding as of December 31, 2023 or December 31, 2022	—	—
Class C common stock, $0.0001 par value - 1,700,000,000 shares authorized, none issued and outstanding as of December 31, 2023 or December 31, 2022	—	—
Class D common stock, $0.0001 par value - 1,700,000,000 shares authorized, 1,502,069,787 shares issued and outstanding as of December 31, 2023 and December 31, 2022	150	150
Additional paid-in capital	1,702	903
Retained earnings	110,690	142,500
Non-controlling interest	2,362,119	3,028,131
Total equity	**2,474,671**	**3,171,693**
Total liabilities and equity	**$ 11,871,854**	**$ 13,600,625**

See accompanying Notes to the Consolidated Financial Statements.

UWM HOLDINGS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except shares and per share amounts)

		For the year ended December 31,	
	2023	**2022**	**2021**
Revenue			
Loan production income	$ 1,000,547	$ 981,988	$ 2,585,807
Loan servicing income	818,703	792,072	638,738
Change in fair value of mortgage servicing rights	(854,148)	284,104	(587,813)
Gain on sale of mortgage servicing rights	—	—	1,791
Interest income	346,225	314,462	331,770
Total revenue, net	1,311,327	2,372,626	2,970,293
Expenses			
Salaries, commissions and benefits	530,231	552,886	697,680
Direct loan production costs	104,262	90,369	72,952
Marketing, travel, and entertainment	84,515	74,168	62,472
Depreciation and amortization	46,146	45,235	35,098
General and administrative	170,423	179,549	133,334
Servicing costs	131,792	166,024	108,967
Interest expense	320,256	305,987	304,656
Other expense (income)	(5)	23,739	(23,107)
Total expenses	1,387,620	1,437,957	1,392,052
Earnings (loss) before income taxes	(76,293)	934,669	1,578,241
Provision (benefit) for income taxes	(6,511)	2,811	9,841
Net income (loss)	(69,782)	931,858	1,568,400
Net income (loss) attributable to non-controlling interest	(56,552)	890,143	1,469,955
Net income (loss) attributable to UWM Holdings Corporation	$ (13,230)	$ 41,715	$ 98,445
Earnings (loss) per share of Class A common stock (see Note 20):			
Basic	$ (0.14)	$ 0.45	$ 0.98
Diluted	$ (0.14)	$ 0.45	$ 0.66
Weighted average shares outstanding:			
Basic	93,245,373	92,475,170	100,881,094
Diluted	93,245,373	92,475,170	1,603,157,640

See accompanying Notes to the Consolidated Financial Statements.

UWM HOLDINGS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands, except shares and per share amounts)

	Class A Common Stock Shares	Class A Common Stock Amount	Class D Common Stock Shares	Class D Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Non-controlling Interest	Total
Balance, January 1, 2021	—	$ —	—	$ —	$ 24,839	$ 2,349,441	$ —	$ 2,374,280
Cumulative effect of change to fair value accounting for mortgage servicing rights (See Note 1)	—	—	—	—	—	3,440	—	3,440
Net income prior to business combination transaction	—	—	—	—	—	183,756	—	183,756
Member distribution to SFS Corp. prior to business combination transaction	—	—	—	—	—	(1,100,000)	—	(1,100,000)
Net proceeds received from business combination transaction	—	—	—	—	—	879,122	—	879,122
Cumulative effect of reorganization post business combination transaction	103,104,205	10	1,502,069,787	150	(24,839)	(2,164,975)	2,189,654	—
Opening net liabilities of Gores Holdings IV, Inc. acquired	—	—	—	—	—	(75,380)	—	(75,380)
Net income subsequent to business combination transaction	—	—	—	—	—	98,445	1,286,199	1,384,644
Class A common stock dividends	—	—	—	—	—	(39,805)	—	(39,805)
Member distributions to SFS Corp. subsequent to business combination transaction	—	—	—	—	—	—	(368,832)	(368,832)
Stock-based compensation expense	6,430	—	—	—	437	—	6,030	6,467
Class A common stock repurchased	(11,498,330)	(1)	—	—	—	(5,065)	(76,561)	(81,627)
Re-measurement of non-controlling interest due to change in parent ownership and other	—	—	—	—	—	12,826	(7,890)	4,936
Balance, December 31, 2021	91,612,305	$ 9	1,502,069,787	$ 150	$ 437	$ 141,805	$ 3,028,600	$ 3,171,001
Net income	—	—	—	—	—	41,715	890,143	931,858
Class A common stock dividends	—	—	—	—	—	(37,023)	—	(37,023)
Member distributions to SFS Corp.	—	—	—	—	—	—	(901,242)	(901,242)
Stock-based compensation expense	963,669	—	—	—	466	—	7,079	7,545
Re-measurement of non-controlling interest due to change in parent ownership and other	—	—	—	—	—	(3,997)	3,551	(446)
Balance, December 31, 2022	92,575,974	$ 9	1,502,069,787	$ 150	$ 903	$ 142,500	$ 3,028,131	$ 3,171,693
Net loss	—	—	—	—	—	(13,230)	(56,552)	(69,782)
Class A common stock dividends	—	—	—	—	—	(37,351)	—	(37,351)
Member distributions to SFS Corp.	—	—	—	—	—	—	(600,828)	(600,828)
Stock-based compensation expense	1,078,295	1	—	—	799	—	12,063	12,863
Re-measurement of non-controlling interest due to change in parent ownership and other	—	—	—	—	—	18,771	(20,695)	(1,924)
Balance, December 31, 2023	93,654,269	$ 10	1,502,069,787	$ 150	$ 1,702	$ 110,690	$ 2,362,119	$ 2,474,671

See accompanying Notes to the Consolidated Financial Statements.

UWM HOLDINGS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the year ended December 31,		
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ (69,782)	$ 931,858	$ 1,568,400
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Reserve for representations and warranties	49,676	57,415	45,301
Capitalization of mortgage servicing rights	(2,269,378)	(2,213,572)	(2,397,483)
Change in fair value of mortgage servicing rights	854,148	(284,104)	587,813
Depreciation & amortization	50,060	49,404	38,025
Stock-based compensation expense	13,832	7,545	6,467
Retention of investment securities	—	—	(154,794)
(Increase) decrease in fair value of investment securities	(4,502)	28,227	1,061
Increase (decrease) in fair value of warrants liability	6,060	(7,683)	(36,105)
(Increase) decrease in:			
Mortgage loans at fair value	1,685,076	9,774,941	(9,444,476)
Derivative assets	49,850	(15,512)	(6,284)
Other assets	(169,285)	56,626	(166,250)
Increase (decrease) in:			
Derivative liabilities	(8,967)	13,007	(29,496)
Other liabilities	(21,544)	(129,970)	30,858
Net cash provided by (used in) operating activities	165,244	8,268,182	(9,956,963)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of premises and equipment	(26,434)	(26,615)	(65,384)
Net proceeds from sale of mortgage servicing rights	1,843,649	1,311,282	264,028
Proceeds from principal payments on investment securities	7,439	10,987	1,107
Margin calls on borrowings against investment securities	5,308	(5,308)	—
Net cash provided by investing activities	1,829,962	1,290,346	199,751
CASH FLOWS FROM FINANCING ACTIVITIES			
Net repayments under warehouse lines of credit	(1,541,903)	(9,510,946)	9,013,541
Repayments of finance lease liabilities	(12,826)	(17,323)	(13,704)
Borrowings under equipment notes payable	—	—	1,078
Repayments under equipment notes payable	(991)	(1,037)	(25,560)
Borrowings under secured lines of credit	1,000,000	1,250,000	79,700
Repayments under secured lines of credit	(1,000,000)	(500,000)	(400,000)
Proceeds from issuance of senior notes	—	—	1,200,000
Discount and direct issuance costs on senior notes	—	—	(12,159)
Borrowings against investment securities	166,067	101,345	118,786
Repayments of borrowings against investment securities	(173,598)	(118,786)	—
Proceeds from business combination transaction	—	—	895,134
Costs incurred related to business combination transaction	—	—	(11,260)
Dividends paid to Class A common stockholders	(37,244)	(36,936)	(30,634)
Member distributions paid to SFS Corp.	(600,828)	(751,035)	(1,468,832)
Class A common stock repurchased	—	—	(81,627)
Other financing activities	(1,313)	—	—
Net cash provided by (used in) financing activities	(2,202,636)	(9,584,718)	9,264,463
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(207,430)	(26,190)	(492,749)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	704,898	731,088	1,223,837
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$ 497,468	$ 704,898	$ 731,088
SUPPLEMENTAL INFORMATION			
Cash paid for interest	$ 341,090	$ 241,732	$ 287,295
Cash paid (received) for taxes	(56)	—	1,776

See accompanying Notes to the Consolidated Financial Statements.

NOTE 1 – ORGANIZATION, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

UWM Holdings Corporation, through its consolidated subsidiaries (collectively, the "Company"), engages in the origination, sale and servicing of residential mortgage loans. The Company is organized in Delaware but based in Michigan, and originates and services loans throughout the U.S. The Company is approved as a Title II, non-supervised direct endorsement mortgagee with the U.S. Department of Housing and Urban Development (or "HUD"). In addition, the Company is an approved issuer with the Government National Mortgage Association (or "Ginnie Mae"), as well as an approved seller and servicer with the Federal National Mortgage Association (or "Fannie Mae") and the Federal Home Loan Mortgage Corporation (or "Freddie Mac").

The Company (f/k/a Gores Holdings IV, Inc.) was incorporated in Delaware on June 12, 2019. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On September 22, 2020, the Company entered into a Business Combination Agreement (the "Business Combination Agreement") by and among the Company, SFS Holding Corp., a Michigan corporation ("SFS Corp."), United Wholesale Mortgage, LLC, a Michigan limited liability company ("UWM"), and UWM Holdings, LLC, a newly formed Delaware limited liability company ("Holdings LLC" and, together with UWM, the "UWM Entities"). The business combination with the UWM Entities closed on January 21, 2021.

Prior to the closing of the business combination with the UWM Entities, SFS Corp. was the sole member of UWM, which had one unit authorized, issued and outstanding. On January 21, 2021, SFS Corp. contributed its equity interest in UWM to Holdings LLC and adopted the Amended and Restated Operating Agreement to admit Holdings LLC as UWM's sole member and its manager. Upon completion of the business combination transaction, (i) Holdings LLC issued approximately 6% of its units (Class A Common Units) to the Company, (ii) SFS Corp. retained approximately 94% of the units (Class B Common Units) in Holdings LLC and accordingly retained approximately 94% of the economic ownership interest of the combined company and (iii) Holdings LLC became a consolidated subsidiary of the Company, as the Company is the sole managing member of Holdings LLC. The economic interest in Holdings LLC owned by SFS Corp. is presented as a non-controlling interest in these consolidated financial statements. See *Note 13 - Non-Controlling Interests* for further information.

Following the consummation of the transactions contemplated by the Business Combination Agreement, the Company is organized in an "Up-C" structure in which UWM (the operating subsidiary) is held directly by Holdings LLC, and the Company's only material direct asset consists of Class A Common Units in Holdings LLC. The Company's current capital structure authorizes Class A common stock, Class B common stock, Class C common stock and Class D common stock. The Class A common stock and Class C common stock each provide holders with one vote on all matters submitted to a vote of stockholders, and the Class B common stock and Class D common stock each provide holders with 10 votes on all matters submitted to a vote of stockholders. The holders of Class C common stock and Class D common stock do not have any of the economic rights (including rights to dividends and distributions upon liquidation) provided to holders of Class A common stock and Class B common stock. Each Holdings LLC Class B Common Unit held by SFS Corp. may be exchanged at the option of the Company, along with its stapled share of Class D common stock, for either, (a) cash or (b) one share of the Company's Class B common stock. Each share of Class B common stock is convertible into one share of Class A common stock upon the transfer or assignment of such share from SFS Corp. to a non-affiliated third-party. See *Note 13 - Non-Controlling Interests* for further information.

Pursuant to the Business Combination Agreement, SFS Corp. is entitled to receive an aggregate of up to 90,761,687 earn-out shares in the form of Class B Common Units in Holdings LLC and Class D common shares upon attainment of certain stock price targets prior to January 2026. There are four different triggering events that affect the number of earn-out shares that will be issued based upon the per share price of Class A common stock ranging from $13.00 to $19.00 per share. The Company accounts for the potential earn-out shares as a component of stockholders' equity in accordance with the applicable guidance in U.S. GAAP. See *Note 20 - Earnings Per Share* for further information.

Upon completion of the business combination transaction, the directors and officers of Gores Holdings IV, Inc. (the "Gores Directors and Officers") resigned, the Company appointed new directors to its Board, and certain officers of UWM became officers of the Company. Pursuant to the Business Combination Agreement, the Company is obligated to indemnify the Gores Directors and Officers for costs or losses incurred prior to or after the closing of the business combination transaction that arose by reason of the fact that he or she is or was a director or officer of Gores Holdings IV, Inc. The Gores Directors and Officers have been named as defendants in class action suits in Delaware Chancery Court in which it is alleged that they breached their fiduciary duties to shareholders of Gores Holdings, IV. Pursuant to its obligations under the Business Combination Agreement, the Company is indemnifying the Gores Directors and Officers in connection with these lawsuits. The Company has insurance which it believes will cover any material liability that could arise pursuant to its indemnification obligations to the Gores Directors and Officers.

Basis of Presentation and Consolidation

The business combination transaction was accounted for as a reverse recapitalization in accordance with U.S. GAAP as UWM was determined to be the accounting acquirer, primarily due to the fact that SFS Corp. continues to control the Company through its ownership of the Class D common stock. Under this method of accounting, while the Company was the legal acquirer, it was treated as the acquired company for financial reporting purposes. Accordingly, the business combination transaction was treated as the equivalent of UWM issuing stock for the net assets of the Company, accompanied by a recapitalization, with the net assets of the Company stated at historical cost, with no goodwill or other intangible assets recorded. The net proceeds received from Gores Holdings IV, Inc. in the business combination transaction approximated $895.1 million, and the Company incurred approximately $16.0 million in costs related to the transaction which were charged to stockholders' equity upon the closing of the transaction. As part of the business combination transaction, the Company assumed the liability related to the Public and Private Warrants (described below) of $45.6 million.

The Company's consolidated financial statements have been prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC").

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Dividend Policy

In connection with its decision to declare a dividend on its Class A common stock, the Company's Board of Directors (the "Board"), in its capacity as the Manager of Holdings LLC, under the Holdings LLC Second Amended and Restated Operating Agreement, can determine whether to (a) make distributions from Holdings LLC to only the Company, as the owner of the Class A Units of Holdings LLC with the proportional amount due to SFS Corp. as the owner of the Class B Units of Holdings LLC, being distributed upon the sooner to occur of (i) the Board making a determination to do so or (ii) the date on which Class B Units of Holdings LLC are converted into shares of Class B common stock of the Company or (b) make proportional and simultaneous distributions from Holdings LLC to both the Company, as the owner of the Class A Units of Holdings LLC and to SFS Corp. as the owner of the Class B Units of Holdings LLC.

Operating Segments

The Company has a single operating and reportable segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker (or "CODM"), which is the Company's chief executive officer, in deciding how to allocate resources and assess performance. The Company's CODM evaluates the Company's financial information on a consolidated basis.

Cash and Cash Equivalents

The Company considers cash and temporary investments with original maturities of three months or less to be cash and cash equivalents. The Company typically maintains cash balances in financial institutions in excess of Federal Deposit Insurance Corporation limits. The Company evaluates the creditworthiness of these financial institutions in determining the risk associated with these balances.

Mortgage Loans at Fair Value and Revenue Recognition

Mortgage loans are recorded at estimated fair value. Fair value of mortgage loans is estimated using observable market information including pricing from current cash commitments from government sponsored enterprises, recent market commitment prices, or broker quotes, as if the loans were to be sold currently into the secondary market. See *Note 2 - Mortgage Loans at Fair Value* for further information.

Loans are considered to be sold when the Company surrenders control over the financial assets. Control is considered to have been surrendered when the transferred assets have been isolated from the Company, beyond the reach of the Company and its creditors; the purchaser obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets; and the Company does not maintain effective control over the transferred assets through an agreement that entitles or obligates the Company to repurchase or redeem the transferred assets before their maturity. The Company typically considers the above criteria to have been met when transferring title to another party where no substantive repurchase rights or obligations exist.

The Company generates revenue from the following three components of the loan origination business: (i) loan production income, (ii) loan servicing income, and (iii) interest income. A majority of the revenues from mortgage loan originations are recognized when the loan is originated which is the primary revenue recognition event as the loans are recorded at fair value upon origination.

Loan production income. Loan production income includes all components related to the origination and sale of mortgage loans, including (1) primary gain, which represents the premium the Company receives in excess of the loan principal amount adjusted for previous fair value adjustments, and certain fees charged by investors upon sale of loans into the secondary market; when the mortgage loan is sold into the secondary market, any difference between the proceeds received and the current fair value of the loan is recognized in current period earnings; (2) loan origination and certain other fees related to the origination of a loan, which generally represent flat, per-loan fee amounts, which are recognized at the time loans are originated; (3) provision for representation and warranty obligations, which represent the reserves initially established for the Company's estimated liabilities associated with the potential repurchase or indemnity of purchasers of loans previously sold due to representation and warranty claims by investors; included within these reserves are amounts for estimated liabilities for requirements to repay a portion of any premium received from investors on the sale of certain loans if such loans are repaid in their entirety within a specified time period after the sale of the loans; (4) the change in fair value of interest rate lock commitments, forward loan sale commitments, and recorded loans on the balance sheet, due to changes in estimated fair value, driven primarily by interest rates but also influenced by other assumptions; and (5) capitalization of MSRs, representing the estimated fair value of newly originated MSRs when loans are sold and the associated servicing rights are retained. Compensation earned by the Company's Independent Mortgage Brokers is included in the cost of the loans the Company originates, and therefore netted within loan production income.

Loan servicing income. Loan servicing income represents revenue earned for servicing loans for various investors. The loan servicing income is generally based on a contractual percentage of the outstanding principal balance and servicing revenue is recognized as the related mortgage payments are received by the Company's sub-servicer.

Interest income. Interest income on mortgage loans at fair value is accrued based upon the principal amount outstanding and contractual interest rates. Income recognition is discontinued when loans become 90 days delinquent or when, in management's opinion, the collectability of principal and interest becomes doubtful and the specific loan is put on non-accrual status.

Mortgage Servicing Rights and Revenue Recognition

When a loan is sold the Company typically retains the MSRs. Specifically, the Company retains the right and obligation to service the loan and receives a fee for collecting payments and transmitting collected payments to the purchasers of the loan. At the date the loan is sold with servicing retained, the fair value of the MSR is capitalized and recognized within loan production income. MSRs are initially recorded at estimated fair value. To determine the fair value of the servicing right created, the Company uses third party estimates of fair value at the time of initial recognition.

On January 1, 2021, the Company adopted the fair value method to measure its servicing assets and liabilities for all current classes of servicing assets and liabilities subsequent to initial recognition. Management believes that the fair value method more directly reports the current expected benefits and obligations of the Company's servicing rights. The adoption of the fair value method for a particular class of servicing assets is irrevocable. Prior to January 1, 2021, the Company measured its servicing assets and liabilities after initial recognition using the amortized cost method. This change in accounting resulted in a $3.4 million increase to retained earnings and the MSR asset as of January 1, 2021. Changes in fair value of MSRs are reported as a component of "Total revenue, net" within the consolidated statements of operations.

The fair value of MSRs is estimated with the assistance of a third party broker based upon a valuation model that calculates the estimated present value of future cash flows. The valuation model incorporates market estimates of prepayment speeds, discount rates, cost to service, float earnings, ancillary income, inflation, and delinquency and default rates.

Sales of MSRs are recognized when the risk and rewards of ownership have been transferred to a buyer, and a substantive non-refundable down payment is received. Also, any risks retained by the Company must be reasonably quantifiable to be eligible for sale accounting. See *Note 5 – Mortgage Servicing Rights* for further information.

Representations and Warranties Reserve

Loans sold to investors which the Company believes met investor and agency underwriting guidelines at the time of sale may be subject to repurchase in the event of specific default by the borrower or subsequent discovery that underwriting or documentation standards were not explicitly satisfied. The Company may, upon mutual agreement, indemnify the investor against future losses on such loans or be subject to other guaranty requirements and subject to loss. The Company initially records its exposure under such guarantees at estimated fair value upon the sale of the related loan, within accounts payable, accrued expenses and other, as well as within loan production income, and continues to evaluate its on-going exposures in subsequent periods. The reserve is estimated based on the Company's assessment of its contingent and non-contingent obligations, including expected losses, expected frequency, the overall potential remaining exposure, as well as an estimate for a market participant's potential readiness to stand by to perform on such obligations. See *Note 10 - Commitments and Contingencies* for further information.

Derivatives

Derivatives are recognized as assets or liabilities on the consolidated balance sheets and measured at fair value with changes in fair value recorded within the consolidated statements of operations in the period in which they occur. The Company enters into derivative instruments to reduce its risk exposure to fluctuations in interest rates. The Company accounts for derivative instruments as free-standing derivative instruments and does not designate any for hedge accounting. Interest Rate Lock Commitments (IRLCs) on mortgage loans to be originated or purchased which are intended to be sold are considered to be derivatives with changes in fair value recorded in the consolidated statements of operations as part of loan production income. Fair value is estimated primarily based on relative changes in interest rates for the underlying mortgages to be originated or purchased. Fair value estimates also take into account the probability that loan commitments may not be exercised by customers. The Company uses forward mortgage backed security contracts, which are known as forward loan sale commitments (or "FLSCs"), to economically hedge the IRLCs. See *Note 3 – Derivatives* for further information.

Loans Eligible for Repurchase from Ginnie Mae

For certain loans sold to Ginnie Mae, the Company as the servicer has the unilateral right to repurchase any individual loan in a Ginnie Mae pool if that loan meets defined criteria (generally loans that are more than 90 days past due). When the Company has the unilateral right to repurchase the delinquent loans, the previously sold assets are required to be re-recognized on the consolidated balance sheets as assets and corresponding liabilities at the loan's unpaid principal balance, regardless of the Company's intent to exercise its option to repurchase. The recognition of previously sold loans does not impact the accounting for the previously recognized MSRs.

Leases

The Company enters into contracts to lease real estate (land and buildings), furniture and fixtures, and information technology equipment. Leases that meet one of the finance lease criteria are classified as finance leases, while all others are classified as operating leases. The Company determines if an arrangement is a lease at inception and has made an accounting policy election to not capitalize leases with initial terms of 12 months or less. At lease commencement, a lease liability and right-of-use asset are calculated and recognized for operating and finance leases. Lease liabilities represent the Company's obligation to make lease payments arising from the lease and lease right-of-use assets represent the Company's right to use an underlying asset for the lease term. The lease term used in the calculation includes any options to extend that the Company is reasonably certain to exercise. The lease liability is equal to the present value of future lease payments. The right-of-use asset is equal to the lease liability, plus any initial direct costs and prepaid lease payments, less any lease incentives received. Operating and finance lease right-of-use assets and liabilities are recorded separately on the consolidated balance sheets. In determining the present value of future lease payments, the Company uses estimated incremental borrowing rates based on information available at the lease commencement date when an implicit rate is not readily determinable for a given lease. The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The Company uses an incremental borrowing rate estimated by referencing the Company's collateralized borrowings.

The Company's leases do not contain any material residual value guarantees or material restrictive covenants. The Company's lease agreements include both lease and non-lease components which are generally accounted for as a single component to the extent that the costs are fixed. If the non-lease components are not fixed, the costs are treated as variable lease costs. Subsequent to lease commencement, lease liabilities recorded for finance leases are measured using the effective interest method and the related right-of-use assets are amortized on a straight-line basis over the lease term. For finance leases, interest expense and amortization expense are recorded separately in the consolidated statements of operations as part of "Interest expense" and "Depreciation and amortization," respectively. For operating leases, total lease cost is comprised of lease expense and variable lease cost. Lease expense includes lease payments, which are recognized on a straight-line basis over the lease term. Variable lease cost includes common area maintenance charges, real estate taxes, insurance and other expenses, where applicable, which are expensed as incurred. Total lease cost for operating leases is recorded as part of "General and administrative" expense in the consolidated statements of operations. See *Note 7 - Leases* for further information.

Income Taxes

The Company accounts for income taxes by recognizing expense or benefit for the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized based on differences between the financial statement carrying amount and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which those differences are expected to reverse. Valuation allowances are recognized to reduce deferred tax assets to the amounts the Company concludes are more likely than not to be realized. Within particular tax jurisdictions, deferred tax assets and liabilities are offset and presented as a single amount. Net deferred tax liabilities are reported in accounts payable, accrued expenses and other. Income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect management's best assessment of estimated current and future taxes to be paid.

The Company recognizes the financial statement effects of income tax positions when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. Interpretations of tax laws are subject to review and examination by various taxing authorities and jurisdictions where the Company operates, and disputes may occur regarding a tax position. The Company reports interest and penalties related to uncertain tax positions as a component of income tax expense. See *Note 18 – Income Taxes* for further information.

Tax Receivable Agreement

The Company has entered into a Tax Receivable Agreement ("TRA") with SFS Corp. that will obligate the Company to make payments to SFS Corp. of 85% of the amount of cash savings, if any, in federal, state and local income tax that the Company actually realizes as a result of (i) certain increases in tax basis resulting from exchanges of Holdings LLC common units; (ii) imputed interest deemed to be paid by the Company as a result of payments it makes under the tax receivable agreement; (iii) certain increases in tax basis resulting from payments the Company makes under the tax receivable agreement; and (iv) disproportionate allocations (if any) of tax benefits to the Company which arise from, among other things, the sale of certain assets as a result of taxable income allocation rules in the United States. The Company will retain the benefit of the remaining 15% of these tax savings.

The Company accounts for liabilities arising from the TRA as a loss contingency recorded within "Accounts payable, accrued expenses and other." Changes in the liability measured and recorded when estimated amounts due under the TRA are probable and can be reasonably estimated, and reported as part of "Other expense/(income)" in the consolidated statements of operations. See *Note 11 - Accounts Payable, Accrued Expenses and Other* for further information.

Related Party Transactions

The Company enters into various transactions with related parties. See *Note 17 – Related Party Transactions* for further information.

Public and Private Warrants

As part of Gores Holdings IV, Inc.'s initial public offering ("IPO") in January 2020, Gores Holdings IV, Inc. issued to third party investors 42.5 million units, consisting of one share of Class A common stock of Gores Holdings IV, Inc. and one-fourth of one warrant, at a price of $10.00 per unit. Each whole warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 per share (the "Public Warrants"). Simultaneously with the closing of the IPO, Gores Holdings IV, Inc. completed the private sale of 5.25 million warrants to Gores Holdings IV, Inc.'s sponsor at a purchase price of $2.00 per warrant (the "Private Warrants"). Each Private Warrant allows the sponsor to purchase one share of Class A common stock at $11.50 per share. Upon the closing of the business combination transaction, the Company had 10,624,987 Public Warrants and 5,250,000 Private Warrants outstanding.

The Private Warrants and the shares of common stock issuable upon the exercise of the Private Warrants were not transferable, assignable or salable until after the completion of the business combination, subject to certain limited exceptions. Additionally, the Private Warrants are exercisable for cash or on a cashless basis, at the holder's option, and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The Company evaluated the Public and Private Warrants under applicable U.S. GAAP and concluded that they do not meet the criteria to be classified in stockholders' equity due to certain terms of the warrants. Since the Public and Private Warrants meet the definition of derivatives, the Company recorded these warrants as liabilities on the balance sheet at fair value upon the closing of the business combination transaction and subsequently (recorded within "Accounts payable, accrued expenses and other"), with the change in their respective fair values recognized in the consolidated statement of operations (recorded within "Other expense/(income)").

Stock-Based Compensation

Effective upon the closing of the business combination transaction, the Company adopted the UWM Holdings Corporation 2020 Omnibus Incentive Plan (the "2020 Plan") which was approved by stockholders on January 20, 2021. The 2020 Plan allows for the grant of stock options, restricted stock, restricted stock units ("RSUs"), and stock appreciation rights. Pursuant to the 2020 Plan, the Company reserved a total of 80,000,000 shares of common stock for issuance of stock-based compensation awards, and 69,804,623 shares remained available for issuance under the 2020 Plan as of December 31, 2023. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period based on the fair value of the award on the date of grant and is included in "Salaries, commissions and benefits" on the consolidated statements of operations. The Company made a policy election to recognize the effects of forfeitures as they occur. See *Note 19 – Stock-based Compensation* for further information.

Servicing Advances

Servicing advances represent advances on behalf of borrowers and investors to cover delinquent balances for contractual principal and interest, property taxes, insurance premiums and other out-of-pocket costs. Advances are made in accordance with the servicing agreements and are recoverable upon liquidation. The Company periodically evaluates the advances for collectability and amounts are written-off when they are deemed uncollectible. Servicing advances are included in "Accounts receivable, net" on the consolidated balance sheets.

Advertising and Marketing

Advertising and marketing is expensed as incurred and amounted to $28.4 million, $29.0 million and $21.8 million for the years ended December 31, 2023, 2022 and 2021, respectively, and is included in "Marketing, travel, and entertainment expenses" in the consolidated statements of operations.

Escrow and Fiduciary Funds

The Company maintains segregated bank accounts in trust for investors and escrow balances for mortgagors with third-party financial institutions. The balances of these accounts for escrows amounted to $1.55 billion and $1.58 billion at December 31, 2023 and December 31, 2022, respectively, and the balances of these accounts for investor funds amounted to $0.50 billion and $0.46 billion as of December 31, 2023 and December 31, 2022, respectively, and are excluded from the consolidated balance sheets.

Contingencies

The Company evaluates contingencies based on information currently available and establishes an accrual for those matters when a loss contingency is considered probable and the related amount is reasonably estimable. For matters where a loss is believed to be reasonably possible but not probable, no accrual is established but the nature of the loss contingency and an estimate of the reasonably possible range of loss in excess of amount accrued, when such estimate can be made, is disclosed. In deriving an estimate, the Company is required to make assumptions about matters that are, by their nature, highly uncertain. The assessment of loss contingencies involves the use of critical estimates, assumptions and judgments. It is not possible to predict or determine the outcome of all loss contingencies. Accruals are periodically reviewed and may be adjusted as circumstances change.

Risks and Uncertainties

The Company encounters certain economic and regulatory risks inherent in the consumer finance business. Economic risks include interest rate risk and credit risks. The Company is subject to interest rate risk to the extent that in a rising interest rate environment, the Company may experience a decrease in loan production, as well as decreases in the value of mortgage loans at fair value and in commitments to originate loans, which may negatively impact the Company's operations. Credit risk is the risk of default that may result from the borrowers' inability or unwillingness to make contractually required payments during the period in which mortgage loans are being held at fair value or subsequently under any representation and warranty provisions within the Company's sale agreements. The Company is subject to substantial regulation as it directly provides financing to consumers acquiring residential real estate.

The Company sells loans to investors without specific recourse. As such, the investors have assumed the risk of loss of default by the borrower. However, the Company is usually required by these investors to make certain standard representations and warranties relating to credit information, loan documentation and collateral. To the extent that the Company does not comply with such representations, or there are early payment defaults, the Company may be required to repurchase the loans or indemnify these investors for any losses from borrower defaults. In addition, if loans pay-off within a specified time frame, the Company may be required to refund a portion of the sales proceeds to the investors.

Recently Adopted Accounting Standards

In March 2020, the Financial Accounting Standards Board ("FASB") issued ASU 2020-4, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, which was subsequently amended by ASU No. 2021-1, *Reference Rate Reform (Topic 848): Scope*, which was issued in January 2021 and will remain effective through December 31, 2024. This guidance provides practical expedients to address existing guidance on contract modifications due to the expected market transition from the London Inter-bank Offered Rate ("LIBOR") and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate ("SOFR"). The ASU was effective upon issuance on a prospective basis beginning January 1, 2020. Alternative base rate language, which may include SOFR to agreements for its derivatives, has been added to warehouse and other lines of credit and debt obligations that use LIBOR. The Company has applied the optional expedients under ASU 2020-04 and accounted for the contract modifications related to reference rate reform prospectively. There was no impact on the Company's consolidated financial statements from adopting this standard.

Accounting Standards Issued but Not Yet Effective

In March 2023, the FASB issued ASU 2023-1, *Leases (Topic 842): Common Control Arrangements*, which amends certain provisions of ASU 2016-2, *Leases (Topic 842)*, which was issued in February 2016 and will remain effective through December 31, 2024. This guidance addresses existing guidance that applies to the amortization of leasehold improvements made by lessees in lease arrangements between entities under common control. The ASU is effective for fiscal years beginning after December 15, 2023. The Company does not anticipate this will have a material impact on its consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU 2023-7, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,* which requires enhanced disclosure of significant segment expenses on an annual and interim basis. The ASU is effective on a retrospective basis for annual periods beginning after December 15, 2023, and interim periods beginning after December 15, 2024. Early adoption is permitted. The Company will include the required disclosures in its consolidated financial statements once adopted.

In December 2023, the FASB issued ASU 2023-9*, Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024, and early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company will include the required disclosures in its consolidated financial statements once adopted.

NOTE 2 – MORTGAGE LOANS AT FAIR VALUE

The table below includes the estimated fair value and unpaid principal balance ("UPB") of mortgage loans that have contractual principal amounts and for which the Company has elected the fair value option. The fair value option has been elected for mortgage loans, as this accounting treatment best reflects the economic consequences of the Company's mortgage origination and related hedging and risk management activities. The difference between the UPB and estimated fair value is made up of the premiums paid on mortgage loans, as well as the fair value adjustment as of the balance sheet date. The change in fair value adjustment is recorded in the "Loan production income" line item of the consolidated statements of operations.

(In thousands)	December 31, 2023		December 31, 2022	
Mortgage loans, unpaid principal balance	$	5,380,119	$	7,128,131
Premiums paid on mortgage loans		55,112		70,914
Fair value adjustment		14,653		(64,085)
Mortgage loans at fair value	$	5,449,884	$	7,134,960

NOTE 3 – DERIVATIVES

The Company enters into IRLCs to originate residential mortgage loans at specified interest rates and terms within a specified period of time with customers who have applied for a loan and may meet certain credit and underwriting criteria. To determine the fair value of the IRLCs, each contract is evaluated based upon its stage in the application, approval and origination process for its likelihood of consummating the transaction (or "pullthrough"). Pullthrough is estimated based on changes in market conditions, loan stage, and actual borrower behavior using a historical analysis of IRLC closing rates. Generally, the further into the process the more likely that the IRLC will convert to a loan. The blended average pullthrough rate was 76% and 77% as of December 31, 2023 and December 31, 2022, respectively. The Company primarily uses FLSCs to economically hedge its pipeline of IRLCs and mortgage loans at fair value.

The notional amounts and fair values of derivative financial instruments not designated as hedging instruments were as follows (in thousands):

| | December 31, 2023 | | | | December 31, 2022 | | | |
| | Fair value | | | | Fair value | | | |
	Derivative assets	Derivative liabilities	Notional Amount		Derivative assets	Derivative liabilities	Notional Amount	
IRLCs	$ 29,623	$ 2,933	$ 6,264,727	(a)	$ 7,872	$ 32,294	$ 5,359,684	(a)
FLSCs	3,396	37,848	10,469,975		74,997	17,454	10,944,875	
Total	$ 33,019	$ 40,781			$ 82,869	$ 49,748		

(a) Notional amounts have been adjusted for pullthrough rates of 76% and 77%, respectively.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

The following summarizes accounts receivable, net (in thousands):

	December 31, 2023	December 31, 2022
Servicing advances	$ 177,021	$ 162,896
Servicing fees	164,629	110,891
Investor receivables	97,109	25,701
Receivables from sales of servicing	48,936	56,019
Origination receivables	26,426	24,179
Derivative settlements receivable	1,794	8,204
Other receivables	753	378
Provision for current expected credit losses	(4,598)	(5,121)
Total accounts receivable, net	$ 512,070	$ 383,147

The Company periodically evaluates the carrying value of accounts receivable balances with delinquent receivables being written-off based on specific credit evaluations and circumstances of the debtor.

NOTE 5 – MORTGAGE SERVICING RIGHTS

Mortgage servicing rights are recognized on the consolidated balance sheets when loans are sold and the associated servicing rights are retained. The Company's MSRs are measured at fair value, which is determined using a valuation model that calculates the present value of estimated future net servicing cash flows. The model includes estimates of prepayment speeds, discount rate, cost to service, float earnings, contractual servicing fee income, and ancillary income and late fees, among others. These estimates are supported by market and economic data collected from various external sources.

The unpaid principal balance of mortgage loans serviced for others approximated $299.5 billion and $312.5 billion at December 31, 2023 and December 31, 2022, respectively. Conforming conventional loans serviced by the Company have previously been sold to Fannie Mae and Freddie Mac on a non-recourse basis, whereby credit losses are generally the responsibility of Fannie Mae and Freddie Mac, and not the Company. Loans serviced for Ginnie Mae are insured by the FHA, guaranteed by the VA, or insured by other applicable government programs. While the above guarantees and insurance are the responsibility of those parties, the Company is still subject to potential losses related to its servicing of these loans. Those estimated losses are incorporated into the valuation of MSRs.

The following table summarizes changes in the MSR assets for the years ended December 31, 2023, 2022 and 2021 (in thousands):

	For the year ended December 31,		
	2023	2022	2021
Fair value, beginning of period	$ 4,453,261	$ 3,314,952	$ 1,760,304
Capitalization of MSRs	2,269,378	2,213,572	2,397,483
MSR and excess servicing sales	(1,881,683)	(1,387,180)	(269,925)
Changes in fair value:			
Due to changes in valuation inputs or assumptions	(330,031)	868,803	286,348
Due to collection/realization of cash flows/other	(484,789)	(556,886)	(859,258)
Fair value, end of period	$ 4,026,136	$ 4,453,261	$ 3,314,952

The following is a summary of the components of the total change in fair value of MSRs as reported in the consolidated statements of operations (in thousands):

	For the year ended December 31,		
	2023	2022	2021
Changes in fair value:			
Due to changes in valuation inputs and assumptions	$ (330,031)	$ 868,803	$ 286,348
Due to collection/realization of cash flows and other	(484,789)	(556,886)	(859,258)
Net reserves and transaction costs on sales of servicing rights	(39,328)	(27,813)	(14,903)
Changes in fair value of mortgage servicing rights	$ (854,148)	$ 284,104	$ (587,813)

During the years ended December 31, 2023, 2022 and 2021, the Company sold MSRs on loans with an aggregate UPB of approximately $99.2 billion, $112.9 billion and $22.7 billion, respectively, for proceeds of approximately $1.3 billion, $1.4 billion and $269.9 million, respectively. In addition, during the year ended December 31, 2023, the Company sold excess servicing cash flows on certain agency loans with a total UPB of approximately $94.9 billion for proceeds of approximately $588.6 million. In connection with these sales, the Company recorded a net $39.3 million, $27.8 million and $14.9 million, respectively, for its estimated obligation for protection provisions granted to the buyers and transaction costs, which is reflected as part of the change in fair value of MSRs in the consolidated statements of operations. There were no excess servicing cash flow sales during the years ended December 31, 2022 and 2021.

The following table summarizes the loan servicing income recognized during the years ended December 31, 2023, 2022 and 2021, respectively (in thousands):

	For the year ended December 31,		
	2023	2022	2021
Contractual servicing fees	$ 803,750	$ 781,109	$ 632,276
Late, ancillary and other fees	14,953	10,963	6,462
Loan servicing income	$ 818,703	$ 792,072	$ 638,738

The key unobservable inputs used in determining the fair value of the Company's MSRs were as follows at December 31, 2023 and December 31, 2022, respectively:

	December 31, 2023		December 31, 2022	
	Range	Weighted Average	Range	Weighted Average
Discount rates	10.0 % — 16.0 %	11.1 %	9.5 % — 15.0 %	10.1 %
Annual prepayment speeds	5.3 % — 21.9 %	9.6 %	6.7 % — 14.0 %	7.9 %
Cost of servicing	$74 — $111	$84	$75 — $108	$80

The hypothetical effect of adverse changes in these key assumptions would result in a decrease in fair values as follows at December 31, 2023 and December 31, 2022, respectively, (in thousands):

	December 31, 2023	December 31, 2022
Discount rate:		
+ 10% adverse change – effect on value	$ (140,727)	$ (183,972)
+ 20% adverse change – effect on value	(269,702)	(353,120)
Prepayment speeds:		
+ 10% adverse change – effect on value	$ (124,651)	$ (143,483)
+ 20% adverse change – effect on value	(240,082)	(277,992)
Cost of servicing:		
+ 10% adverse change – effect on value	$ (31,869)	$ (39,362)
+ 20% adverse change – effect on value	(63,738)	(78,724)

These sensitivities are hypothetical and should be used with caution. As the table demonstrates, the Company's methodology for estimating the fair value of MSRs is highly sensitive to changes in assumptions. For example, actual prepayment experience may differ, and any difference may have a material effect on MSR fair value. Changes in fair value resulting from changes in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the table above, the effect of a variation in a particular assumption of the fair value of the MSRs is calculated without changing any other assumption; in reality, changes in one factor may be associated with changes in another (for example, decreases in market interest rates may indicate higher prepayments; however, this may be partially offset by lower prepayments due to other factors such as a borrower's diminished opportunity to refinance, or lower discount rates as investors may accept lower returns in a lower interest rate environment), which may magnify or counteract the sensitivities. Thus, any measurement of MSR fair value is limited by the conditions existing and assumptions made as of a particular point in time. Those assumptions may not be appropriate if they are applied to a different point in time.

NOTE 6 - PREMISES AND EQUIPMENT, NET

Premises and equipment is recorded at cost and depreciated or amortized using the straight line method over the estimated useful lives of the assets, which primarily range from 3 to 10 years for office furniture, equipment and software. Leasehold improvements are amortized over the shorter of the related lease term or the estimated useful life of the assets. The following is a summary of premises and equipment, net (in thousands):

	December 31, 2023	December 31, 2022
Leasehold improvements	$ 163,499	$ 160,947
Furniture and equipment	42,154	38,583
Software, including internally-developed	47,506	25,491
Construction in process	147	1,323
Accumulated depreciation and amortization	(106,889)	(73,868)
Premises and equipment, net	$ 146,417	$ 152,477

NOTE 7 – LEASES

Lease Right-of-Use Assets and Liabilities

The Company has operating and finance lease arrangements related to its facilities, furniture and fixtures, and information technology equipment. A substantial portion of the Company's lease arrangements are with related party entities. See *Note 17 - Related Party Transactions* for further information.

The Company's operating lease agreements have remaining terms ranging from approximately four to fourteen years. Certain lease agreements have renewal options. Total lease expense under all operating leases amounted to $12.3 million, $12.3 million and $11.9 million for the years ended December 31, 2023, 2022 and 2021, respectively. Lease expense for related party leases was $11.8 million, $12.0 million and $11.6 million for the years ended December 31, 2023, 2022 and 2021, respectively. Variable lease expense amounted to $10.8 million, $4.5 million and $0.7 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company's financing lease agreements have remaining terms ranging from approximately two months to twelve years. For the year ended December 31, 2023, total interest expense and amortization expense under finance leases amounted to $1.3 million and $13.1 million, respectively, of which $1.0 million of interest expense and $2.1 million of amortization expense was attributed to related party finance leases. For the year ended December 31, 2022, total interest expense and amortization expense under finance leases amounted to $1.9 million and $17.7 million, respectively, of which $1.0 million of interest expense and $2.1 million of amortization expense was attributed to related party finance leases. For the year ended December 31, 2021, total interest expense and amortization expense under finance leases amounted to $2.2 million and $14.4 million, respectively, of which $0.9 million of interest expense and $2.0 million of amortization expense was attributed to related party finance leases.

Supplemental cash flow information related to leases is as follows (in thousands):

	December 31, 2023		December 31, 2022
Cash paid for amounts included in the measurement of operating lease liabilities – operating cash flows	$	12,873	$	12,537
Cash paid for amounts included in the measurement of finance lease liabilities – financing and operating cash flows		14,146		19,218
Operating lease right-of-use assets obtained in exchange for operating leases liabilities		—		3,984
Financing lease right-of-use assets obtained in exchange for finance lease liabilities		—		2,861

Additional supplemental information related to leases is as follows:

	December 31, 2023	December 31, 2022
Weighted average remaining lease term – operating leases	12.6 years	13.6 years
Weighted average remaining lease term – finance leases	10.3 years	8.8 years
Weighted average discount rate – operating leases	7.4 %	7.4 %
Weighted average discount rate – finance leases	3.6 %	3.6 %

The maturities of the Company's operating lease liabilities are summarized below (in thousands):

December 31, 2023	Amounts
2024	$ 12,873
2025	12,990
2026	12,996
2027	12,959
2028	12,250
Thereafter	98,466
Total lease payments	162,534
Less imputed interest	(56,510)
Total	$ 106,024

The maturities of the Company's financing lease liabilities are summarized below (in thousands):

December 31, 2023	Amounts
2024	$ 6,581
2025	3,057
2026	2,665
2027	2,668
2028	2,668
Thereafter	19,273
Total lease payments	36,912
Less imputed interest	(6,234)
Total	$ 30,678

NOTE 8 – WAREHOUSE AND OTHER SECURED LINES OF CREDIT

Warehouse Lines of Credit

The Company had the following warehouse lines of credit with financial institutions as of December 31, 2023 and December 31, 2022, respectively, (in thousands):

Warehouse Lines of Credit [1]	Date of Initial Agreement With Warehouse Lender	Current Agreement Expiration Date	Total Advanced Against Line as of December 31, 2023	Total Advanced Against Line as of December 31, 2022
Master Repurchase Agreement ("MRA") Funding Limits as of December 31, 2023:				
$400 Million[2]	8/21/2012	1/18/2023	$ —	$ 188,607
$200 Million[2]	3/30/2018	11/6/2023	—	170,478
$300 Million[2]	8/19/2016	11/8/2023	—	235,804
$250 Million	4/23/2021	4/23/2024	**103,729**	185,502
$500 Million	2/29/2012	5/17/2024	**489,117**	142,570
$1.0 Billion	7/24/2020	8/29/2024	**791,760**	642,544
$200 Million	10/30/2020	11/5/2024	**75,691**	97,216
$300 Million	2/26/2016	12/19/2024	**271,179**	193,023
$1.0 Billion	7/10/2012	1/6/2025	**175,604**	521,440
$2.5 Billion	12/31/2014	2/19/2025	**1,252,169**	1,588,787
$500 Million	3/7/2019	2/20/2025	**213,556**	236,462
$3.0 Billion	5/9/2019	11/28/2025	**1,475,368**	2,239,591
Early Funding:				
$600 Million (ASAP + - see below)		No expiration	—	—
$750 Million (EF - see below)		No expiration	**53,917**	1,968
			$ **4,902,090**	$ 6,443,992
All interest rates are variable based upon a spread to SOFR or other alternative index.				

[1] An aggregate of $750.0 million of these line amounts is committed as of December 31, 2023.

[2] This warehouse line of credit agreement expired pursuant to its terms prior to December 31, 2023.

We are an approved lender for loan early funding facilities with Fannie Mae through its As Soon As Pooled Plus ("ASAP+") program and Freddie Mac through its Early Funding ("EF") program. As an approved lender for these early funding programs, we enter into an agreement to deliver closed and funded one-to-four family residential mortgage loans, each secured by related mortgages and deeds of trust, and receive funding in exchange for such mortgage loans in some cases before we have grouped them into pools to be securitized by Fannie Mae or Freddie Mac. All such mortgage loans must adhere to a set of eligibility criteria to be acceptable. As of December 31, 2023, no amount was outstanding through the ASAP+ program and $53.9 million was outstanding through the EF program.

As of December 31, 2023, the Company had pledged mortgage loans at fair value as collateral under the above warehouse lines of credit. The above agreements also contain covenants which include certain financial requirements, including maintenance of minimum tangible net worth, minimum liquidity, maximum debt to net worth ratio, and net income, as defined in the agreements. The Company was in compliance with all of these covenants as of December 31, 2023.

MSR Facilities

In the third quarter of 2022, the Company's consolidated subsidiary, UWM, entered into a Loan and Security Agreement with Citibank, N.A., providing UWM with up to $1.5 billion of uncommitted borrowing capacity to finance the origination, acquisition or holding of certain mortgage servicing rights (the "MSR Facility"). The MSR Facility is collateralized by all of UWM's mortgage servicing rights that are appurtenant to mortgage loans pooled in securitization by Fannie Mae or Freddie Mac that meet certain criteria. Available borrowings under the MSR Facility are based on the fair market value of the collateral. Borrowings under the MSR Facility bear interest based on SOFR plus an applicable margin. The MSR Facility contains covenants which include certain financial requirements, including maintenance of minimum tangible net worth, minimum liquidity, maximum debt to net worth ratio, and net income as defined in the agreement. As of December 31, 2023, the Company was in compliance with all applicable covenants. The MSR Facility has a maturity date of November 5, 2024. As of December 31, 2023 and December 31, 2022, $500.0 million and $750.0 million, respectively, was outstanding under the MSR Facility.

In the first quarter of 2023, the Company's consolidated subsidiary, UWM, entered into a Credit Agreement with Goldman Sachs Bank USA, providing UWM with up to $500.0 million of uncommitted borrowing capacity to finance the origination. acquisition or holding of certain mortgage servicing rights (the "GNMA MSR facility"). The GNMA MSR facility is collateralized by all of UWM's mortgage servicing rights that are appurtenant to mortgage loans pooled in securitization by Ginnie Mae that meet certain criteria. Available borrowings under the GNMA MSR facility are based on the fair market value of the collateral. Borrowings under the GNMA MSR facility bear interest based on SOFR plus an applicable margin. The GNMA MSR Facility contains covenants which include certain financial requirements, including maintenance of minimum tangible net worth, minimum liquidity, maximum debt to net worth ratio, and net income as defined in the agreement. As of December 31, 2023, the Company was in compliance with all applicable covenants. The draw period for the GNMA MSR facility ends on March 20, 2024, and the facility has a maturity date of March 20, 2025. As of December 31, 2023, $250.0 million was outstanding under the GNMA MSR facility.

Outstanding borrowings under the MSR facilities are reported within the "Secured lines of credit" financial statement line item on the consolidated balance sheets.

NOTE 9 – OTHER BORROWINGS

Senior Notes

The following is a summary of the senior unsecured notes issued by the Company (in thousands):

Facility Type	Maturity Date	Interest Rate	Outstanding Principal at December 31, 2023	Outstanding Principal at December 31, 2022
2025 Senior Unsecured Notes[1]	11/15/2025	5.50 %	$ 800,000	$ 800,000
2029 Senior Unsecured Notes[2]	04/15/2029	5.50 %	700,000	700,000
2027 Senior Unsecured Notes[3]	06/15/2027	5.75 %	500,000	500,000
Total Senior Unsecured Notes			$ 2,000,000	$ 2,000,000
Weighted average interest rate			5.56 %	5.56 %

[1] Unamortized debt issuance costs and discounts are presented net against the 2025 Senior Notes reducing the amount reported on the consolidated balance sheets by $4.1 million and $6.3 million as of December 31, 2023 and December 31, 2022, respectively.

[2] Unamortized debt issuance costs and discounts are presented net against the 2029 Senior Notes reducing the amount reported on the consolidated balance sheets by $4.6 million and $5.5 million as of December 31, 2023 and December 31, 2022, respectively.

[3] Unamortized debt issuance costs and discounts are presented net against the 2027 Senior Notes reducing the amount reported on the consolidated balance sheets by $3.0 million and $3.9 million as of December 31, 2023 and December 31, 2022, respectively.

2025 Senior Notes

On November 3, 2020, the Company's consolidated subsidiary, UWM, issued $800.0 million in aggregate principal amount of senior unsecured notes due November 15, 2025 (the "2025 Senior Notes"). The 2025 Senior Notes accrue interest at a rate of 5.500% per annum. Interest on the 2025 Senior Notes is due semi-annually on May 15 and November 15 of each year.

Beginning on November 15, 2022, the Company may, at its option, redeem the 2025 Senior Notes in whole or in part during the twelve-month period beginning on the following dates at the following redemption prices: November 15, 2022 at 102.750%; November 15, 2023 at 101.375%; or November 15, 2024 until maturity at 100%, of the principal amount of the 2025 Senior Notes to be redeemed on the redemption date plus accrued and unpaid interest.

<u>2029 Senior Notes</u>

On April 7, 2021, the Company's consolidated subsidiary, UWM, issued $700.0 million in aggregate principal amount of senior unsecured notes due April 15, 2029 (the "2029 Senior Notes"). The 2029 Senior Notes accrue interest at a rate of 5.500% per annum. Interest on the 2029 Senior Notes is due semi-annually on April 15 and October 15 of each year.

On or after April 15, 2024, the Company may, at its option, redeem the 2029 Senior Notes in whole or in part during the twelve-month period beginning on the following dates at the following redemption prices: April 15, 2024 at 102.750%; April 15, 2025 at 101.375%; or April 15, 2026 until maturity at 100%, of the principal amount of the 2029 Senior Notes to be redeemed on the redemption date plus accrued and unpaid interest. Prior to April 15, 2024, the Company may, at its option, redeem up to 40% of the aggregate principal amount of the 2029 Senior Notes originally issued at a redemption price of 105.500% of the principal amount of the 2029 Senior Notes to be redeemed on the redemption date plus accrued and unpaid interest with the net proceeds of certain equity offerings. In addition, the Company may, at its option, redeem the 2029 Senior Notes prior to April 15, 2024 at a price equal to 100% of the principal amount redeemed plus a "make-whole" premium, plus accrued and unpaid interest.

<u>2027 Senior Notes</u>

On November 22, 2021, the Company's consolidated subsidiary, UWM, issued $500.0 million in aggregate principal amount of senior unsecured notes due June 15, 2027 (the "2027 Senior Notes"). The 2027 Senior Notes accrue interest at a rate of 5.750% per annum. Interest on the 2027 Senior Notes is due semi-annually on June 15 and December 15 of each year.

On or after June 15, 2024, the Company may, at its option, redeem the 2027 Senior Notes in whole or in part during the twelve-month period beginning on the following dates at the following redemption prices: June 15, 2024 at 102.875%; June 15, 2025 at 101.438%; or June 15, 2026 until maturity at 100.000%, of the principal amount of the 2027 Senior Notes to be redeemed on the redemption date plus accrued and unpaid interest. Prior to June 15, 2024, the Company may, at its option, redeem up to 40% of the aggregate principal amount of the 2027 Senior Notes originally issued at a redemption price of 105.75% of the principal amount of the 2027 Senior Notes redeemed on the redemption date plus accrued and unpaid interest with the net proceeds of certain equity offerings. In addition, the Company may, at its option, redeem the 2027 Senior Notes prior to June 15, 2024 at a price equal to 100% of the principal amount redeemed plus a "make-whole" premium, plus accrued and unpaid interest.

The indentures governing the 2025, 2029 and 2027 Senior Notes contain operating covenants and restrictions, subject to a number of exceptions and qualifications. The Company was in compliance with the terms of the indentures as of December 31, 2023.

Revolving Credit Facility

On August 8, 2022, UWM entered into a Revolving Credit Agreement (the "Revolving Credit Agreement") between UWM, as the borrower, and SFS Corp., as the lender. The Revolving Credit Agreement provides for, among other things, a $500.0 million unsecured revolving credit facility (the "Revolving Credit Facility"). The Revolving Credit Facility had an initial one-year term and automatically renews for successive one-year periods unless terminated by either party. Amounts borrowed under the Revolving Credit Facility may be borrowed, repaid and reborrowed from time to time, and accrue interest at the Applicable Prime Rate (as defined in the Revolving Credit Agreement). UWM may utilize the Revolving Credit Facility in connection with: (i) operational and investment activities, including but not limited to funding and/or advances related to (a) servicing rights, (b) 'scratch and dent' loans, (c) margin requirements, and (d) equity in loans held for sale; and (ii) general corporate purposes.

The Revolving Credit Agreement contains certain financial and operating covenants and restrictions, subject to a number of exceptions and qualifications, and the availability of funds under the Revolving Credit Facility is subject to our continued compliance with these covenants. The Company was in compliance with these covenants as of December 31, 2023. No amounts were outstanding under the Revolving Credit Facility as of December 31, 2023 or December 31, 2022.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Representations and Warranties Reserve

Loans sold to investors which the Company believes met investor and agency underwriting guidelines at the time of sale may be subject to repurchase by the Company in the event of specific default by the borrower or upon subsequent discovery that underwriting or documentation standards were not explicitly satisfied. The Company may, upon mutual agreement, indemnify the investor against future losses on such loans or be subject to other guaranty requirements and subject to loss. The Company initially records its exposure under such guarantees at estimated fair value upon the sale of the related loan, within "Accounts payable, accrued expenses, and other" as well as within "loan production income," and continues to evaluate its on-going exposures in subsequent periods. The reserve is estimated based on the Company's assessment of its obligations, including expected losses, expected frequency, the overall potential remaining exposure, as well as an estimate for a market participant's potential readiness to stand by to perform on such obligations. The Company repurchased $259.0 million, $355.8 million and $133.4 million in UPB of loans during the years ended December 31, 2023, 2022 and 2021, respectively, related to its representations and warranties obligations.

The activity of the representations and warranties reserve was as follows (in thousands):

	For the year ended December 31,		
	2023	2022	2021
Balance, beginning of period	$ 60,495	$ 86,762	$ 69,542
Additions	49,676	57,415	45,301
Losses realized, net	(47,306)	(83,682)	(28,081)
Balance, end of period	$ 62,865	$ 60,495	$ 86,762

Commitments to Originate Loans

As of December 31, 2023, the Company had agreed to extend credit to potential borrowers for approximately $23.4 billion. These contracts represent off-balance sheet credit risk where the Company may be required to extend credit to these borrowers based on the prevailing interest rates and prices at the time of execution.

NOTE 11 - ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER

The following summarizes accounts payable, accrued expenses and other (in thousands):

	December 31, 2023	December 31, 2022
Servicing fees payable	$ 99,694	$ 67,969
Accrued compensation and benefits	82,745	71,447
Derivative settlements payable	64,777	78,012
Representations and warranties reserve	62,865	60,495
Other accounts payable	43,174	21,010
Deferred tax liability	30,334	36,331
Investor payables	25,001	27,620
Accrued interest and bank fees	24,985	49,751
TRA liability	15,494	17,069
Other accrued expenses	12,199	8,241
Public and Private Warrants	7,833	1,774
Total accounts payable, accrued expenses and other	$ 469,101	$ 439,719

NOTE 12 – VARIABLE INTEREST ENTITIES

Upon completion of the business combination transaction described in Note 1, the Company became the managing member of Holdings LLC with 100% of the management and voting power in Holdings LLC. In its capacity as managing member, the Company has the sole authority to make decisions on behalf of Holdings LLC and bind Holdings LLC to signed agreements. Further, Holdings LLC maintains separate capital accounts for its investors as a mechanism for tracking earnings and subsequent distribution rights.

Management concluded that the Company is Holdings LLC's primary beneficiary. As the primary beneficiary, the Company consolidates the results and operations of Holdings LLC for financial reporting purposes under the variable interest entity ("VIE") consolidation model.

The Company's relationship with Holdings LLC results in no recourse to the general credit of the Company. Holdings LLC and its consolidated subsidiaries represent the Company's sole investment. The Company shares in the income and losses of Holdings LLC in direct proportion to the Company's ownership interest. Further, the Company has no contractual requirement to provide financial support to Holdings LLC.

The Company's financial position, performance and cash flows effectively represent those of Holdings LLC and its consolidated subsidiaries as of and for the years ended December 31, 2023, 2022 and 2021.

In 2021, UWM began selling some of the mortgage loans that it originates through private label securitization transactions. There have been no loan sales through UWM's private label securitization transactions since 2021. In executing these transactions, the Company sells mortgage loans to a securitization trust for cash and, in some cases, retained interests in the trust. The securitization entities are funded through the issuance of beneficial interests in the securitized assets. The beneficial interests take the form of trust certificates, some of which are sold to investors and some of which may be retained by the Company due to regulatory requirements. Retained beneficial interests consist of a 5% vertical interest in the assets of the securitization trusts, in order to comply with the risk retention requirements applicable to certain of the Company's securitization transactions. The Company has elected the fair value option for subsequently measuring the retained beneficial interests in the securitization trusts, and these investments are presented as "Investment securities at fair value, pledged" in the consolidated balance sheet as of December 31, 2023 and December 31, 2022. Changes in the fair value of these retained beneficial interests are reported as part of "Other expense (income)" in the consolidated statements of operations. The Company also retains the servicing rights on the securitized mortgage loans. The Company has accounted for these transactions as sales of financial assets.

The securitization trusts that purchase the mortgage loans from the Company and securitize those mortgage loans are VIEs, and the Company holds variable interests in certain of these entities. Because the Company does not have the obligation to absorb the VIEs' losses or the right to receive benefits from the VIEs that could potentially be significant to the VIEs, the Company is not the primary beneficiary of these securitization trusts and is not required to consolidate these VIEs. The Company separately entered into sale and repurchase agreements for a portion of the retained beneficial interests in the securitization trusts, which have been accounted for as borrowings against investment securities. As of December 31, 2023, $108.1 million of the $110.4 million of investment securities at fair value have been pledged as collateral for these borrowings against investment securities. The outstanding principal balance of these borrowings was approximately $93.8 million with remaining maturities ranging from approximately one to two months as of December 31, 2023, and interest rates based on SOFR plus a spread. The Company's maximum exposure to loss in these non-consolidated VIEs is limited to the retained beneficial interests in the securitization trusts.

NOTE 13 – NON-CONTROLLING INTERESTS

The non-controlling interest balance represents the economic interest in Holdings LLC held by SFS Corp. The following table summarizes the ownership of units in Holdings LLC as of:

	December 31, 2023		December 31, 2022	
	Common Units	Ownership Percentage	Common Units	Ownership Percentage
UWM Holdings Corporation ownership of Class A Common Units	93,654,269	5.87 %	92,575,974	5.81 %
SFS Corp. ownership of Class B Common Units	1,502,069,787	94.13 %	1,502,069,787	94.19 %
Balance at end of period	1,595,724,056	100.00 %	1,594,645,761	100.0 %

The non-controlling interest holder has the right to exchange Class B Common Units, together with a corresponding number of shares of our Class D common stock or Class C common stock (together referred to as "Stapled Interests"), for, at the Company's option, (i) shares of the Company's Class B common stock or Class A common stock or (ii) cash from a substantially concurrent public offering or private sale (based on the price of the Company's Class A common stock). As such, future exchanges of Stapled Interests by the non-controlling interest holder will result in a change in ownership and reduce or increase the amount recorded as non-controlling interest and increase or decrease additional paid-in-capital or retained earnings when Holdings LLC has positive or negative net assets, respectively. As of December 31, 2023, SFS Corp. has not exchanged any Stapled Interests.

During the year ended December 31, 2023, the Company issued 1,078,295 shares of Class A common stock, net of withholdings, which primarily related to the vesting of RSUs under its stock-based compensation plan and grants to the Company's non-employee directors. During the year ended December 31, 2022, the Company issued 963,772 shares of Class A common stock which primarily related to the vesting of RSUs under its stock-based compensation plan and grants to the Company's non-employee directors. This resulted in an equivalent increase in the number of Class A Common Units of Holdings LLC held by the Company, and a re-measurement of the non-controlling interest in Holdings LLC due to the change in relative ownership of Holdings LLC with no change in control. The impact of the re-measurement of the non-controlling interest is reflected in the consolidated statement of changes in equity.

NOTE 14 – REGULATORY NET WORTH REQUIREMENTS

Certain secondary market agencies and state regulators require UWM to maintain minimum net worth, capital, and liquidity requirements to remain in good standing with the agencies. Noncompliance with an agency's requirements can result in such agency taking various remedial actions up to and including terminating UWM's ability to sell loans to and service loans on behalf of the respective agency.

UWM is required to maintain certain minimum net worth, minimum liquidity, and minimum capital ratio requirements, including those established by USDA, HUD, Ginnie Mae, Freddie Mac and Fannie Mae. As of December 31, 2023, the most restrictive of these requirements require UWM to maintain a minimum net worth of $853.1 million, liquidity of $352.4 million, and a minimum capital ratio of 6%. At December 31, 2023, UWM was in compliance with these requirements.

NOTE 15 – EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution 401(k) plan covering substantially all team members. Team members can make elective contributions to the plan as allowed by the Internal Revenue Service and plan limitations. The Company makes discretionary matching contributions of 50% of the first 3% of team members'contributions to the plan, up to an annual maximum of approximately $2,500 per team member. Matching contributions to the plan totaled approximately $5.2 million, $5.5 million and $6.8 million for the years ended December 31, 2023, 2022 and 2021, respectively, and are included in salaries, commissions and benefits in the consolidated statements of operations.

NOTE 16 – FAIR VALUE MEASUREMENTS

Fair value is defined under U.S. GAAP as the price that would be received if an asset were sold or the price that would be paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. Required disclosures include classification of fair value measurements within a three-level hierarchy (Level 1, Level 2 and Level 3). Classification of a fair value measurement within the hierarchy is dependent on the classification and significance of the inputs used to determine the fair value measurement. Observable inputs are those that are observed, implied from, or corroborated with externally available market information. Unobservable inputs represent the Company's estimates of market participants' assumptions.

Fair value measurements are classified in the following manner:

Level 1—Valuation is based on quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Valuation is based on either observable prices for identical assets or liabilities in inactive markets, observable prices for similar assets or liabilities, or other inputs that are derived directly from, or through correlation to, observable market data at the measurement date.

Level 3—Valuation is based on the Company's or others' models using significant unobservable assumptions at the measurement date that a market participant would use.

In determining fair value measurements, the Company uses observable inputs whenever possible. The level of a fair value measurement within the hierarchy is dependent on the lowest level of input that has a significant impact on the measurement as a whole. If quoted market prices are available at the measurement date or are available for similar instruments, such prices are used in the measurements. If observable market data is not available at the measurement date, judgement is required to measure fair value.

The following is a description of measurement techniques for items recorded at fair value on a recurring basis. There were no material items recorded at fair value on a nonrecurring basis as of December 31, 2023 or December 31, 2022.

Mortgage loans at fair value: The Company has elected the fair value option for mortgage loans. Accordingly, the fair values of mortgage loans are based on valuation models that use the market price for similar loans sold in the secondary market. As these prices are derived from market observable inputs, they are categorized as Level 2.

IRLCs: The Company's interest rate lock commitments are derivative instruments that are recorded at fair value based on valuation models that use the market price for similar loans sold in the secondary market. The IRLCs are then subject to an estimated loan funding probability, or "pullthrough rate." Given the significant and unobservable nature of the pullthrough rate assumption, IRLC fair value measurements are classified as Level 3.

MSRs: The fair value of MSRs is determined using a valuation model that calculates the present value of estimated future net servicing cash flows. The model includes estimates of prepayment speeds, discount rate, cost to service, float earnings, contractual servicing fee income, and ancillary income and late fees, among others. These estimates are supported by market and economic data collected from various outside sources. These fair value measurements are classified as Level 3.

FLSCs: The Company enters into forward loan sales commitments to sell certain mortgage loans which are recorded at fair value based on valuation models. The Company's expectation of the amount of its interest rate lock commitments that will ultimately close is a factor in determining the position. The valuation models utilize the fair value of related mortgage loans determined using observable market data, and therefore, the fair value measurements of these commitments are categorized as Level 2.

Investment securities at fair value, pledged: The Company occasionally sells mortgage loans that it originates through private label securitization transactions. In executing these securitizations, the Company sells mortgage loans to a securitization trust for cash and, in some cases, retained interests in the trust. The Company has elected the fair value option for subsequently measuring the retained beneficial interests in the securitization trusts. The fair value of these investment securities is primarily based on observable market data and therefore categorized as Level 2.

Public and Private Warrants: The fair value of Public Warrants is based on the price of trades of these securities in active markets and therefore categorized as Level 1. The fair value of the Private Warrants is based on observable market data and therefore categorized as Level 2.

Financial Instruments - Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following are the major categories of financial assets and liabilities measured at fair value on a recurring basis (in thousands):

	December 31, 2023			
Description	**Level 1**	**Level 2**	**Level 3**	**Total**
Assets:				
Mortgage loans at fair value	**$ —**	**$ 5,449,884**	**$ —**	**$ 5,449,884**
IRLCs	**—**	**—**	**29,623**	**29,623**
FLSCs	**—**	**3,396**	**—**	**3,396**
Investment securities at fair value, pledged	**—**	**110,352**	**—**	**110,352**
Mortgage servicing rights	**—**	**—**	**4,026,136**	**4,026,136**
Total assets	**$ —**	**$ 5,563,632**	**$ 4,055,759**	**$ 9,619,391**
Liabilities:				
IRLCs	**$ —**	**$ —**	**$ 2,933**	**$ 2,933**
FLSCs	**—**	**37,848**	**—**	**37,848**
Public and Private Warrants	**3,078**	**4,755**	**—**	**7,833**
Total liabilities	**$ 3,078**	**$ 42,603**	**$ 2,933**	**$ 48,614**

	December 31, 2022			
Description	**Level 1**	**Level 2**	**Level 3**	**Total**
Assets:				
Mortgage loans at fair value	$ —	$ 7,134,960	$ —	$ 7,134,960
IRLCs	—	—	7,872	7,872
FLSCs	—	74,997	—	74,997
Investment securities at fair value, pledged	—	113,290	—	113,290
Mortgage servicing rights	—	—	4,453,261	4,453,261
Total assets	$ —	$ 7,323,248	$ 4,461,133	$ 11,784,381
Liabilities:				
IRLCs	$ —	$ —	$ 32,294	$ 32,294
FLSCs	—	17,454	—	17,454
Public and Private warrants	1,328	445	—	1,773
Total liabilities	$ 1,328	$ 17,899	$ 32,294	$ 51,521

The following table presents quantitative information about the inputs used in recurring Level 3 fair value financial instruments and the fair value measurements for IRLCs:

Unobservable Input - IRLCs	December 31, 2023	December 31, 2022
Pullthrough rate (weighted avg.)	**76 %**	77 %

Refer to *Note 5 - Mortgage Servicing Rights* for further information on the unobservable inputs used in measuring the fair value of the Company's MSRs and for the roll-forward of MSRs for the year ended December 31, 2023.

Level 3 Issuances and Transfers

The Company enters into IRLCs which are considered derivatives. If the contract converts to a loan, the implied value, which is solely based upon interest rate changes, is incorporated in the basis of the fair value of the loan. If the IRLC does not convert to a loan, the basis is reduced to zero as the contract has no continuing value. The Company does not track the basis of the individual IRLCs that convert to a loan, as that amount has no relevance to the presented consolidated financial statements.

Other Financial Instruments

The following table presents the carrying amounts and estimated fair value of the Company's financial liabilities that are not measured at fair value on a recurring or nonrecurring basis (in thousands):

	December 31, 2023		December 31, 2022	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
2025 Senior Notes, due 11/15/25	$ 795,894	$ 795,144	$ 793,703	$ 724,928
2029 Senior Notes, due 4/15/29	695,370	662,396	694,496	565,607
2027 Senior Notes, due 6/15/27	497,003	490,825	496,137	430,920
	$ 1,988,267	$ 1,948,365	$ 1,984,336	$ 1,721,455

The fair value of the 2025, 2029 and 2027 Senior Notes was estimated using Level 2 inputs, including observable trading information from independent sources.

Due to their nature and respective terms (including the variable interest rates on warehouse and other lines of credit and borrowings against investment securities), the carrying value of cash and cash equivalents, receivables, payables, equipment notes payable, borrowings against investment securities and warehouse and other lines of credit approximate their fair values as of December 31, 2023 and December 31, 2022, respectively.

NOTE 17 – RELATED PARTY TRANSACTIONS

In the normal course of business, the Company engages in the following significant related party transactions:

- The Company's corporate campus is located in buildings and on land that are owned by entities controlled by the Company's founder (who is a current member of the Board of Directors) and its CEO and leased by the Company from these entities. The Company also makes leasehold improvements to these properties for the benefit of the Company, for which the Company is responsible pursuant to the terms of the lease agreements;

- Legal services are provided to the Company by a law firm in which the Company's founder is a partner;

- The Company leases aircraft owned by entities controlled by the Company's CEO to facilitate travel of Company executives for business purposes. Our executive officers (other than the CEO) may, from time to time, be authorized by the CEO to use the aircraft for personal trips;

- Employee lease agreements, pursuant to which the Company's team members provide certain administrative services to entities controlled by the Company's founder and its CEO in exchange for fees paid by these entities to the Company.

For the years ended December 31, 2023, 2022 and 2021, the Company made net payments of approximately $21.2 million, $26.4 million and $21.1 million, respectively, to various companies related through common ownership. Such related party payments were comprised of, (i) with respect to the year ended December 31, 2023, approximately $20.0 million in rent and other occupancy related fees, $0.6 million in legal fees, and $0.6 million in other general and administrative expenses, (ii) with respect to the year ended December 31, 2022, approximately $24.9 million in rent and other occupancy related fees, $0.6 million in legal fees and $0.9 million in other general and administrative expenses and (iii) with respect to the year ended December 31, 2021, approximately $19.4 million in rent and other occupancy related fees, $0.6 million in legal fees,$0.2 million in direct origination costs and $0.9 million in other general and administrative expenses. Additionally, the

Company made payments of $0.4 million, $0.5 million and $0.8 million to unrelated third parties for pilots and ancillary services related to usage of the aircraft for the years ended December 31, 2023, 2022, and 2021 respectively.

UWM entered into a $500.0 million unsecured Revolving Credit Facility with SFS Corp. as the lender during the third quarter of 2022. Refer to *Note 9 - Other borrowings* for further details.

NOTE 18 – INCOME TAXES

Income Tax Provision (Benefit)

Earnings (loss) before income taxes of the Company are related to operations within the United States, and no component of the Company's earnings are related to foreign operations. The following table details the Company's provision (benefit) for income taxes for the years ended December 31, 2023, 2022 and 2021:

	For the year ended December 31,		
	2023	2022	2021
Current income tax expense (benefit):			
Federal	$ 31	$ (118)	$ 73
State	64	(569)	1,424
Total current income tax expense (benefit)	95	(687)	1,497
Deferred income tax expense (benefit):			
Federal	(4,798)	3,916	7,494
State	(1,808)	(418)	850
Total deferred income tax expense (benefit)	(6,606)	3,498	8,344
Total provision (benefit) for income taxes	$ (6,511)	$ 2,811	$ 9,841

The following table provides a reconciliation of the statutory federal income tax expense (benefit) to the income tax expense (benefit) from continuing operations:

	For the year ended December 31,		
	2023	2022	2021
Income tax expense (benefit) at the federal statutory rate	$ (16,022)	$ 196,400	$ 331,431
Income (loss) attributable to non-controlling interest	11,876	(186,931)	(308,995)
Other	(2,365)	(6,658)	(12,595)
Total income tax expense (benefit)	$ (6,511)	$ 2,811	$ 9,841

The Company's income tax expense varies from the expense that would be expected based on statutory rates due primarily to its legal entity structure. The UWM Entities are treated as pass-through entities for federal and most state and local income tax jurisdictions, while UWMC is treated as a taxable corporation. As such, the UWM Entities are generally not subject to federal or most state and local incomes taxes, while UWMC is subject to tax on its allocable share of the taxable income or loss generated by the UWM Entities.

Deferred Tax Assets and Liabilities

The following table details the components of temporary differences that give rise to deferred tax assets and liabilities:

	December 31,			
	2023		**2022**	
Deferred tax assets:				
Net operating losses	$	**15,900**	$	17,775
Other		**591**		483
Total deferred tax assets		**16,491**		18,258
Deferred tax liabilities:				
Investment in partnership		**(46,825)**		(54,589)
Total deferred tax liabilities		**(46,825)**		(54,589)
Net deferred tax liabilities	$	**(30,334)**	$	(36,331)

As of December 31, 2023, the Company had tax-effected federal net operating loss carryforwards of $14.7 million and state and local net operating loss carryforwards of $1.2 million. If not utilized, the state and local net operating loss carryforwards will begin to expire in 2031. The federal net operating loss carryforwards can be carried forward indefinitely.

Other

The Company had no unrecognized tax benefits, and as such no interest or penalties were recognized in income tax expense. As of December 31, 2023, tax years 2020 and forward are subject to examination by the tax authorities in federal and state jurisdictions, with certain exceptions for state jurisdictions with longer statute of limitation periods.

Tax Receivable Agreement

As of December 31, 2023 and December 31, 2022, the Company had recognized a liability arising from the TRA of $15.5 million and $17.1 million, respectively. No payments were made to SFS Corp. pursuant to the TRA during the years ended December 31, 2023 or December 31, 2022.

NOTE 19 – STOCK-BASED COMPENSATION

The following is a summary of RSU activity for the years ended December 31, 2023, 2022 and 2021:

	For the year ended December 31,					
	2023		**2022**		**2021**	
	Shares	**Weighted Average Grant Date Fair Value**	**Shares**	**Weighted Average Grant Date Fair Value**	**Shares**	**Weighted Average Grant Date Fair Value**
Unvested - beginning of period	**4,005,801**	$ **5.30**	2,812,320	$ 7.75	—	$ —
Granted	**5,668,639**	**6.26**	2,458,883	3.61	3,193,510	7.75
Vested	**(1,358,083)**	**6.07**	(963,772)	7.72	(6,430)	7.75
Forfeited	**(449,036)**	**4.77**	(301,630)	6.57	(374,760)	7.75
Unvested - end of period	**7,867,321**	$ **5.89**	4,005,801	$ 5.30	2,812,320	$ 7.75

Stock-based compensation expense recognized for the years ended December 31, 2023, 2022 and 2021 was $13.8 million, $7.5 million and $6.5 million, respectively. As of December 31, 2023 and 2022, there was $35.2 million and $14.7 million of unrecognized compensation expense, respectively, related to unvested awards which is expected to be recognized over a weighted average period of 3.0 years and 2.5 years, respectively. During the year ended December 31, 2023, the Company granted 5.7 million RSUs with a weighted average grant date fair value of $6.26, and vesting terms ranging from immediate to four years from the grant date.

NOTE 20 – EARNINGS PER SHARE

The Company has two classes of economic shares authorized - Class A and Class B common stock. The Company applies the two-class method for calculating earnings per share for Class A common stock and Class B common stock. In applying the two-class method, the Company allocates undistributed earnings equally on a per share basis between Class A and Class B common stock. According to the Company's certificate of incorporation, the holders of the Class A and Class B common stock are entitled to participate in earnings equally on a per-share basis, as if all shares of common stock were of a single class, and in such dividends as may be declared by the Board of Directors. RSUs awarded as part of the Company's stock compensation plan are included in weighted-average Class A shares outstanding in the calculation of basic earnings per share once the RSUs are vested and shares are issued.

Basic earnings (loss) per share of Class A common stock and Class B common stock is computed by dividing net income (loss) attributable to UWM Holdings Corporation by the weighted-average number of shares of Class A common stock and Class B common stock outstanding during the period. Diluted earnings (loss) per share of Class A common stock and Class B common stock is computed by dividing net income (loss) by the weighted-average number of shares of Class A common stock or Class B common stock, respectively, outstanding adjusted to give effect to potentially dilutive securities. See *Note 13, Non-Controlling Interests* for a description of the Stapled Interests. Refer to *Note 1 - Organization, Basis of Presentation and Summary of Significant Accounting Policies* - for additional information related to the Company's capital structure.

There was no Class B common stock outstanding as of December 31, 2023 or December 31, 2022.

The following table sets forth the calculation of basic and diluted earnings (loss) per share for the periods ended December 31, 2023, 2022 and 2021 (in thousands, except shares and per share amounts):

		For the year ended December 31,			
		2023		2022	2021
Net income (loss)	$	(69,782)	$	931,858	$ 1,568,400
Net income (loss) attributable to non-controlling interests		(56,552)		890,143	1,469,955
Net income (loss) attributable to UWMC		(13,230)		41,715	98,445
Numerator:					
Net income (loss) attributable to Class A common shareholders	$	(13,230)	$	41,715	$ 98,445
Net income (loss) attributable to Class A common shareholders - diluted	$	(13,230)	$	41,715	$ 1,064,606
Denominator:					
Weighted average shares of Class A common stock outstanding - basic		93,245,373		92,475,170	100,881,094
Weighted average shares of Class A common stock outstanding - diluted		93,245,373		92,475,170	1,603,157,640
Earnings (loss) per share of Class A common stock outstanding - basic	$	(0.14)	$	0.45	$ 0.98
Earnings (loss) per share of Class A common stock outstanding - diluted	$	(0.14)	$	0.45	$ 0.66

For purposes of calculating diluted earnings per share, it was assumed that the 1,502,069,787 shares of Class D common stock were exchanged for Class B common stock and converted to Class A common stock under the if-converted method, and it was determined that the conversion would be anti-dilutive for the years ended December 31, 2023 and December 31, 2022. Under the if-converted method, all of the Company's net income (loss) for the applicable periods is attributable to Class A common shareholders. The net income (loss) of the Company under the if-converted method is calculated including an estimated income tax provision which is determined using a blended statutory effective tax rate.

The Public and Private Warrants were not in the money and the triggering events for the issuance of earn-out shares were not met during the years ended December 31, 2023, 2022 or 2021. Therefore, these potentially dilutive securities were excluded from the computation of diluted earnings per share. Unvested RSUs have been considered in the calculations of diluted earnings per share for the years ended December 31, 2023, 2022 and 2021 using the treasury stock method and the impact was either anti-dilutive or immaterial.

NOTE 21 – SUBSEQUENT EVENTS

Subsequent to December 31, 2023, the Board declared a cash dividend of $0.10 per share on the outstanding shares of Class A common stock. The dividend is payable on April 11, 2024 to stockholders of record at the close of business on March 20, 2023. Additionally, the Board approved a proportional distribution to SFS Corp. of $150.2 million which is payable on or about April 11, 2024 .

Subsequent to December 31, 2023, the Company sold excess servicing cash flows on certain agency loans with a total UPB of approximately $19.4 billion for gross proceeds of approximately $150.9 million, and sold MSRs on certain agency and Ginnie Mae loans with a total UPB of approximately $70.0 billion for gross proceeds of approximately $941.2 million.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Management's Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

As required by Rules 13a-15(e) and 15d-15(e) under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with existing policies or procedures may deteriorate. With the participation of the Chief Executive Officer and Chief Financial Officer, management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the framework and criteria established in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, as of December 31, 2023 we assert that we maintained effective internal control over financial reporting.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Deloitte & Touche LLP, our independent registered public accounting firm, as stated in their report, included herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2023 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Rule 10b5-1 Trading Plans

During the year ended December 31, 2023, none of our officers (as defined in Rule 16a-1(f) of the Exchange Act) or directors adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 is hereby incorporated by reference from our Proxy Statement pertaining to our 2024 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the Company's fiscal year end covered by this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information required by this Item 11 is hereby incorporated by reference from our Proxy Statement pertaining to our 2024 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the Company's fiscal year end covered by this Annual Report on Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan

The following table summarizes information as of December 31, 2023 concerning our shares of Class A common stock authorized for issuance under our equity incentive plan.

	Equity Compensation Plan Information		
	As of December 31, 2023		
	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	**Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (1)**	**Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in first column (a))**
	(a)	(b)	(c)
Equity compensation plans approved by security holders 2021 Plan (2)	$ 7,867,321	$ —	$ 69,804,623
Equity compensation plans not approved by security holders	—	—	—
Total	$ 7,867,321	$ —	$ 69,804,623

(1) The securities included in column (a) of this table are time-based restricted stock units, for which no exercise price applies.
(2) The securities included in column (a) includes unvested restricted stock units granted from the Omnibus Incentive Plan. Column (c) reflects the remaining share reserve under the Omnibus Incentive Plan attributable to the initial 80,000,000 shares reserved for issuance.

Other information required by this Item 12 is hereby incorporated by reference from our Proxy Statement pertaining to our 2024 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the Company's fiscal year end covered by this Annual Report on Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is hereby incorporated by reference from our Proxy Statement pertaining to our 2024 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the Company's fiscal year end covered by this Annual Report on Form 10-K.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 is hereby incorporated by reference from our Proxy Statement pertaining to our 2024 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the Company's fiscal year end covered by this Annual Report on Form 10-K.

Item 15. Exhibits and Financial Statement Schedules

Exhibit Number	Description
2.1*	Business Combination Agreement, dated as of September 22, 2020, by and among Gores Holdings IV, Inc., United Shore Financial Services, LLC and SFS Holding Corp. (incorporated by reference to the Company's Current Report on Form 8-K filed on September 23, 2020).
2.2	Amendment to Business Combination Agreement, dated December 14, 2020, by and among Gores Holdings IV, Inc., United Shore Financial Services, LLC d/b/a United Wholesale Mortgage and SFS Holding Corp. (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
3.1	Amended and Restated Certificate of Incorporation of UWM Holdings Corporation (incorporated by reference to the Company's Current Report on Form 8-K/A filed on January 25, 2021).
3.2	Amended and Restated Bylaws of UWM Holdings Corporation (incorporated by reference to the Company's Current Report on Form 8-K/A filed on January 25, 2021).
3.3	Second Amended and Restated Limited Liability Company Agreement of UWM Holdings, LLC. (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on February 9, 2021).
4.1	Indenture, dated November 3, 2020, by and between United Shore Financial Services, LLC and U.S. Bank National Association, as trustee (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
4.2	Form of 5.500% Senior Notes due 2025 (included in Exhibit 4.1) (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
4.3	Specimen Class A common stock Certificate (incorporated by reference to the Company's Form S-1 filed on December 5, 2019).
4.4	Specimen Warrant Certificate (incorporated by reference to the Company's Form S-1 filed on December 5, 2019).
4.5	Warrant Agreement, dated January 23, 2020, between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to the Company's Current Report on Form 8-K filed on January 30, 2020).
4.7	Indenture, dated April 7, 2021, by and between United Wholesale Mortgage, LLC and U.S. Bank National Association, as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on May 13, 2021).
4.8	Form of 5.500% Senior Notes due 2029 (included in Exhibit 4.7) (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on May 13, 2021).
4.9	Indenture, dated November 22, 2021, by and between United Wholesale Mortgage, LLC and U.S. Bank National Association, as trustee (incorporated by reference from the Company's Current Report on Form 8-K filed on November 23, 2021).
4.10	Form of 5.750% Senior Notes due 2027 (included in Exhibit 4.9) (incorporated by reference from the Company's Current Report on Form 8-K filed on November 23, 2021).
10.1	Amended and Restated Registration Rights and Lock-Up Agreement, dated January 21, 2021, by and between UWM Holdings Corporation, Gores Sponsor IV LLC, Randall Bort, William Patton, Jeffrey Rea and SFS Holding Corp. (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.2	Tax Receivable Agreement, dated January 21, 2021, by and among SFS Holding Corp. and UWM Holdings Corporation (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.3†	UWM Holdings Corporation 2020 Omnibus Incentive Plan (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).

10.4†	Employment Agreement, dated September 26, 2012, by and between, United Shore Financial Services, Inc. and Timothy Forrester (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.5*#	Master Repurchase Agreement, dated September 8, 2020, by and between Barclays Bank PLC and UWM (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.6*	Lease Agreement, dated June 28, 2017, by and between UWM, as tenant, and Pontiac Center Investment, LLC, as landlord (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.6.1	First Amendment to Lease, dated May 11, 2018, by and between UWM, as tenant, and Pontiac Center Investment, LLC, as landlord (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.6.2	Second Amendment to Lease, dated June 20, 2018, by and between UWM, as tenant, and Pontiac Center Investment, LLC, as landlord (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.6.3	Third Amendment to Lease, dated September 28, 2018, by and between UWM, as tenant, and Pontiac Center Investment, LLC, as landlord (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.6.4	Fourth Amendment to Lease, dated February 21, 2019, by and between UWM, as tenant, and Pontiac Center Investment, LLC, as landlord (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.7	Parking Area Lease Agreement, dated January 1, 2019, by and between UWM, as tenant, and Pontiac Center Parking, LLC, as landlord (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.8*	Lease Agreement, dated January 1, 2020, by and between UWM, as tenant, and Pontiac South Boulevard, LLC, as landlord (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.9*#	Master Repurchase Agreement, dated December 31, 2014, by and between UWM and Bank of America, N.A. (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.9.1	Amendment No. 1 to Master Repurchase Agreement, dated October 20, 2015, by and between UWM and Bank of America, N.A. (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.9.2	Amendment No. 2 to Master Repurchase Agreement, dated December 30, 2015, by and between UWM and Bank of America, N.A. (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.9.3	Amendment No. 3 to Master Repurchase Agreement, dated July 28, 2016, by and between UWM and Bank of America, N.A. (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.9.4	Amendment No. 4 to Master Repurchase Agreement, dated December 16, 2016, by and between UWM and Bank of America, N.A. (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.9.5	Amendment No. 5 to Master Repurchase Agreement, dated December 15, 2017, by and between UWM and Bank of America, N.A. (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.9.6*	Amendment No. 6 to Master Repurchase Agreement, dated December 14, 2018, by and between UWM and Bank of America, N.A. (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.9.7*	Amendment No. 7 to Master Repurchase Agreement, dated December 14, 2018, by and between UWM and Bank of America, N.A. (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).

10.9.8	Amendment No. 8 to Master Repurchase Agreement, dated January 13, 2020, by and between UWM and Bank of America, N.A. (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.9.9	Amendment No. 9 to Master Repurchase Agreement, dated February 24, 2020, by and between UWM and Bank of America, N.A. (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.9.10	Amendment No. 10 to Master Repurchase Agreement, dated April 6, 2020, by and between UWM and Bank of America, N.A. (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.9.11	Omnibus Amendment to Master Repurchase Agreement, dated December 16, 2020, by and between UWM and Bank of America, N.A. (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.9.12	Amendment, dated as of June 30, 2021, by and among UWM, United Shore Repo Seller 2 LLC and Bank of America, N.A. (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on August 16, 2021).
10.10*	Amended and Restated Master Repurchase Agreement, dated May 8, 2017, by and among UWM, Credit Suisse First Boston Mortgage Capital LLC, Credit Suisse AG, and Alpine Securitization Ltd. (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.10.1	Omnibus Amendment to Amended and Restated Master Repurchase Agreement, dated January 19, 2021, by and among UWM, Credit Suisse First Boston Mortgage Capital LLC, Credit Suisse AG, Alpine Securitization Ltd., and Credit Suisse Securities (USA) LLC (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.11*#	Master Repurchase Agreement, dated March 7, 2019, by and between UWM and Jefferies Funding LLC (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.11.1	Omnibus Amendment to Master Repurchase Agreement, dated December 14, 2020, by and between UWM and Jefferies Funding LLC (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.12*#	Amendment No. 11 to Master Repurchase Agreement, dated December 23, 2020, by and among UWM, United Shore Repo Seller 1 LLC, United Shore Repo Trust 1 and JPMorgan Chase Bank (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.13*#	Master Repurchase Agreement, dated November 5, 2014, by and between UWM and UBS AG (as successor in interest to UBS BANK USA) (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.13.1*	Amendment No. 1 to Master Repurchase Agreement, dated November 4, 2015, by and between UWM and UBS BANK USA (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.13.2*	Assignment and Amendment No. 2 to Master Repurchase Agreement, dated August 16, 2016, by and among UWM, UBS Bank USA, and UBS AG (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.13.3*	Amendment No. 3 to Master Repurchase Agreement, dated November 2, 2016, by and between UWM and UBS AG (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.13.4	Amendment No. 4 to Master Repurchase Agreement, dated January 2, 2018, by and between UWM and UBS AG (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.13.5	Amendment No. 5 to Master Repurchase Agreement, dated May 30, 2018, by and between UWM and UBS AG (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.13.6	Amendment No. 6 to Master Repurchase Agreement, dated January 14, 2019, by and between UWM and UBS AG (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).

10.13.7	Amendment No. 7 to Master Repurchase Agreement, dated February 21, 2019, by and between UWM and UBS AG (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.13.8	Amendment No. 8 to Master Repurchase Agreement, dated January 13, 2020, by and between UWM and UBS AG (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.13.9	Amendment No. 9 to Master Repurchase Agreement, dated April 15, 2020, by and between UWM and UBS AG (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.13.10	Amendment No. 10 to Master Repurchase Agreement, dated August 3, 2020, by and between UWM and UBS AG (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.13.11	Amendment No. 11 to Master Repurchase Agreement and Amendment No. 24 to Pricing Letter, dated December 14, 2020, by and between UWM and UBS AG (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.14*	Lease Agreement, dated as of January 1, 2021, by and between Pontiac Center East, LLC and United Wholesale Mortgage, LLC (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021).
10.14.1	Amendment to Lease Agreement dated August 12, 2021 by and between Pontiac Center East LLC and United Wholesale Mortgage, LLC. (incorporated by reference to of the Company's Quarterly Report on Form 10-Q filed on November 9, 2021).
10.15*#	Master Repurchase Agreement, dated as of April 23, 2021, by and among Goldman Sachs Bank USA, A National Banking Institution, United Shore Repo Seller 4 LLC, and United Wholesale Mortgage, LLC (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on May 13, 2021).
10.16	Purchase Agreement, dated March 30, 2021, among United Wholesale Mortgage and J.P. Morgan Securities LLC, as representative of the several initial purchasers listed on Schedule A thereto (incorporated by reference to the Company's Current Report on Form 8-K filed on March 31, 2021).
10.17	Master Repurchase Agreement, dated as of October 30, 2021, by and among United Shore Financial Services, LLC, United Shore Repo Seller 3 LLC and Citibank, N.A., as amended by the Amendment, dated as of May 26, 2021, by and among Citibank, N.A., UWM, and United Shore Repo Seller 3 LLC (incorporated by reference to the Company's Current Report on Form 8-K filed on March 31, 2021).
10.18	Amendment, dated as of June 30, 2021, by and among UWM, United Shore Repo Seller 2 LLC and Bank of America, N.A. (incorporated by reference from the Company's Quarterly Report on Form 10-Q filed on August 16, 2021).
10.19	Purchase Agreement, dated November 15, 2021, between United Wholesale Mortgage, LLC and J.P. Morgan Securities LLC and BofA Securities, Inc., as representative of the several initial purchasers listed on Schedule A thereto (incorporated by reference from the Company's Current Report on Form 8-K filed on November 23, 2021).
10.20†	Form of UWM Holdings Corporation Restricted Stock Unit Agreement (incorporated by reference from the Company's Annual Report on Form 10-K filed on March 1, 2022)
10.21#	Revolving Credit Agreement, dated August 8, 2022, between United Wholesale Mortgage, LLC, as borrower, and SFS Holding Corp., as lender (incorporated by reference from the Company's Quarterly Report on Form 10-Q filed on August 9, 2022).
10.22#	Amended and Restated Loan and Security Agreement, dated September 30, 2022, between United Wholesale Mortgage, LLC, as borrower, and Citibank, N.A., as lender (incorporated by reference from the Company's Current Report on Form 8-K filed on October 4, 2022).
10.22.1#	Amendment No. 1 to the Amended and Restated Loan and Security Agreement, dated January 20, 2023, between United Wholesale Mortgage, LLC and Citibank, N.A. (incorporated by reference from the Company's Annual Report on Form 10-K filed on March 1, 2023)
10.23*#	Credit Agreement, dated March 20, 2023, between United Wholesale Mortgage, LLC, as borrower, and Goldman Sachs Bank USA, as administrative agent, and the lenders from time to time party thereto (incorporated by reference from the Company's Current Report on Form 8-K filed March 22, 2023).

10.24*#	Master Repurchase Agreement and Securities Contract, conformed through Amendment No. 7, dated May 25, 2023, between United Wholesale Mortgage, LLC, as seller, and Bank of Montreal, as buyer (incorporated by reference from the Company's Quarterly Report on Form 10-Q filed November 8, 2023).
21	List of Subsidiaries (incorporated by reference to Exhibit 21 of the Company's Current Report on Form 8-K filed on January 22, 2021).
23.1%	Consent of Deloitte & Touche LLP
31.1%	Certification of CEO, pursuant to SEC Rule 13a-14(a) and 15d-14(a)
31.2%	Certification of CFO, pursuant to SEC Rule 13a-14(a) and 15d-14(a)
32.1%	Certification by the CEO, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2%	Certification by the CFO, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97%	UWM Holdings Corporation Executive Officer Clawback Policy
101.0 INS%	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH%	XBRL Taxonomy Extension Schema Document.
101.CAL%	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF%	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB%	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE%	XBRL Taxonomy Extension Presentation Linkbase Document
104.0%	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
%	Filed herewith.
*	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5) or Item 601(b)(2). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.
†	Indicates a management contract or compensatory plan, contract or arrangement.
#	Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets and asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed, or constituted personally identifiable information that is not material.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UWM HOLDINGS CORPORATION

Date: February 28, 2024

By: /s/ Mathew Ishbia

Mathew Ishbia
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 28th day of February, 2024.

Name	Position	Date
/s/ Mathew Ishbia Mathew Ishbia	Chairman, President and Chief Executive Officer (Principal Executive Officer)	February 28, 2024
/s/ Andrew Hubacker Andrew Hubacker	Executive Vice President, Chief Financial Officer and Chief Accounting Officer (Principal Financial Officer)	February 28, 2024
/s/ Stacey Coopes Stacey Coopes	Director	February 28, 2024
/s/ Kelly Czubak Kelly Czubak	Director	February 28, 2024
/s/ Alex Elezaj Alex Elezaj	Director	February 28, 2024
/s/ Jeffrey A. Ishbia Jeffrey A. Ishbia	Director	February 28, 2024
/s/ Justin Ishbia Justin Ishbia	Director	February 28, 2024
/s/ Laura Lawson Laura Lawson	Director	February 28, 2024
/s/ Isiah Thomas Isiah Thomas	Director	February 28, 2024
/s/ Robert Verdun Robert Verdun	Director	February 28, 2024
/s/ Melinda Wilner Melinda Wilner	Director	February 28, 2024



Stockholder Information

Board of Directors

Mat Ishbia
Chairman

Jeffrey Ishbia
Director

Justin Ishbia
Director

Kelly Czubak
Director

Stacey Coopes
Director

Isiah Thomas
Director

Robert Verdun
Director

Alex Elezaj
Director

Laura Lawson
Director

Melinda Wilner
Director

Executive Leadership Team

Mat Ishbia
Chairman and Chief Executive Officer

Andrew Hubacker
Chief Financial Officer

Melinda Wilner
Chief Operating Officer

Alex Elezaj
Chief Strategy Officer

Laura Lawson
Chief People Officer

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
1001 Woodward, Suite 700
Detroit, MI 48226

Company Headquarters

UWM Holdings Corporation
585 S. Boulevard E
Pontiac, MI 48341

Transfer Agent and Registrar

Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, NY 10005
800-937-5449 or 718-921-8124

Common Stock Information

The company's Class A common stock is listed on the New York Stock Exchange under the trading symbol "UWMC"

Investor Relations

investorrelations@uwm.com
https://investors.uwm.com/